    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1999


                                                   REGISTRATION NUMBER 333-87287

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               MARINER ENERGY LLC
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1311                         52-2130735
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification
        incorporation or          Classification Code Number)                No.)
          organization)

                      580 WESTLAKE PARK BLVD., SUITE 1300
                              HOUSTON, TEXAS 77079
                                 (281) 584-5500
  (Address, including zip code, and telephone number, including area code, of principal executive offices)

                             CHRISTOPHER E. LINDSEY
                                GENERAL COUNSEL
                               MARINER ENERGY LLC
                      580 WESTLAKE PARK BLVD., SUITE 1300
                              HOUSTON, TEXAS 77079
                                 (281) 584-5500
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

             MR. CHARLES H. STILL                           MR. JAMES M. PRINCE
         FULBRIGHT & JAWORSKI L.L.P.                       ANDREWS & KURTH L.L.P.
          1301 MCKINNEY, SUITE 5100                        600 TRAVIS, SUITE 4200
          HOUSTON, TEXAS 77010-3095                         HOUSTON, TEXAS 77002
                (713) 651-5151                                 (713) 220-4200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1999


                                               Shares

                              Mariner Energy Logo

                               MARINER ENERGY LLC
                                 Common Shares
                               ------------------

     We are selling                common shares and the selling shareholders
are selling             common shares.


     Prior to this offering, there has been no public market for our common shares. The initial public offering price of the common shares is expected to be
between $     and $     per share. We have made application to list our common
shares on The Nasdaq Stock Market's National Market under the symbol "MEGY."


     The underwriters have an option to purchase a maximum of      additional
shares to cover over-allotments of shares.


     We have elected to be treated as a taxable corporation for United States federal income tax purposes. Under current United States federal income tax law, the tax treatment of ownership of common shares will be identical to the tax treatment of ownership of common stock in a publicly traded corporation.


     INVESTING IN THE COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
8.

                                                              UNDERWRITING                           PROCEEDS TO
                                             PRICE TO         DISCOUNTS AND       PROCEEDS TO          SELLING
                                              PUBLIC           COMMISSIONS          MARINER         SHAREHOLDERS
                                         -----------------  -----------------  -----------------  -----------------
Per Share............................            $                  $                  $                  $
Total................................            $                  $                  $                  $

     Delivery of the common shares will be made on or about                  ,
1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
              BANC OF AMERICA SECURITIES LLC
                              MORGAN STANLEY DEAN WITTER
                                           PAINEWEBBER INCORPORATED
                                                     PETRIE PARKMAN & CO.

           The date of this prospectus is                     , 1999.

                          (Map of Primary Properties)

                  [Map depicting our proved properties,
                  exploratory prospects and prospects subject to lease awards; blow-up map of the Gulf of Mexico region;]


WHEN DESCRIBING NATURAL GAS
---------------------------

Mcf   = One thousand cubic feet of natural gas.
MMBtu = One million British Thermal Units
MMcf  = One million cubic feet of natural gas.
Bcf   = One billion cubic feet of natural gas.


WHEN DESCRIBING OIL
-------------------

Bbl   =  One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil, condensate or other liquid hydrocarbons.

Mbbls =  One thousand barrels of crude oil or other liquid hydrocarbons.


WHEN COMPARING OIL TO NATURAL GAS
---------------------------------

1 Bbl of Oil =  Six Mcf of natural gas

Mcfe         =  One thousand cubic feet of natural gas equivalent,
                converting one barrel of oil to six Mcf of natural gas based on commonly accepted rough equivalency of energy content.

Bcfe         =  One billion cubic feet of natural gas equivalent,
                converting one barrel of oil to six Mcf of natural gas based on commonly accepted rough equivalency of energy content.

                             ---------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
PROSPECTUS SUMMARY.....................     1
SUMMARY CONSOLIDATED FINANCIAL DATA....     5
RISK FACTORS...........................     8
CAUTIONARY STATEMENT ABOUT
  FORWARD-LOOKING STATEMENTS...........    17
USE OF PROCEEDS........................    18
DIVIDEND POLICY........................    18
DILUTION...............................    19
CAPITALIZATION.........................    20
SELECTED CONSOLIDATED FINANCIAL DATA...    21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................    22
BUSINESS AND PROPERTIES................    33
MARINER HISTORY AND ORGANIZATION.......    48
MANAGEMENT.............................    49
PRINCIPAL AND SELLING SHAREHOLDERS.....    58



                                         PAGE
                                         ----
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.........................    60
DESCRIPTION OF OUR COMPANY AGREEMENT
  AND COMMON SHARES....................    63
SHARES ELIGIBLE FOR FUTURE SALE........    70
UNDERWRITING...........................    71
NOTICE TO CANADIAN RESIDENTS...........    73
LEGAL MATTERS..........................    74
EXPERTS................................    74
INDEPENDENT PETROLEUM ENGINEERS........    74
WHERE YOU CAN FIND MORE INFORMATION....    75
GLOSSARY OF OIL AND NATURAL GAS
  TERMS................................    75
INDEX TO CONSOLIDATED FINANCIAL
STATEMENTS.............................   F-1
REPORT OF INDEPENDENT PETROLEUM
  ENGINEERS............................   A-1


                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ---------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                     , 1999 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


     This summary highlights selected information from this prospectus but does not contain all information that may be important to you. The estimates of our proved reserves as of September 30, 1999, included in this prospectus are derived from the report of Ryder Scott Company, L.P., our independent petroleum engineers, a summary of which report is attached to this prospectus as Annex A. The "Glossary of Oil and Natural Gas Terms" on page 75 of this prospectus defines some of the industry terms used in this prospectus.


                                 ABOUT MARINER


     Mariner Energy is an independent oil and natural gas exploration, development and production company with principal operations in the Gulf of Mexico and along the U.S. Gulf Coast. Our increasing focus on Gulf water depths greater than 600 feet, or the deepwater, since the early 1990s has made us one of the most experienced independent operators in the deepwater Gulf. We have been an active explorer in the Gulf Coast area since the mid-1980s, when we operated as Hardy Oil & Gas USA Inc., and have increased our production and reserve base through the exploitation and development of internally generated prospects, which we refer to as growth "through the drillbit." Members of our senior management team, most of whom have worked together for over 15 years, and an affiliate of Enron North America Corp. led a buyout of Mariner from Hardy Oil & Gas, plc in April 1996. We believe that our operating experience, exploration expertise, extensive deepwater lease inventory and seasoned management team give us a unique competitive advantage with substantial growth potential.


     Since beginning deepwater operations in 1994, we have:


     - operated seven successful subsea development projects in water depths of 400 feet to 2,700 feet;



     - developed three deepwater exploitation projects acquired from major oil companies, including our Pluto project;



     - discovered six new fields in ten deepwater Gulf exploration tests, including a recent potentially significant discovery at our Aconcagua prospect;



     - acquired 64 deepwater Gulf lease blocks, most of which are free of royalty payment obligations; and



     - built an inventory of 18 exploration prospects as of September 30, 1999, including 14 prospects in the deepwater Gulf.



     Ryder Scott Company estimated that we had proved reserves of 175.8 Bcfe as of September 30, 1999, of which 69% were natural gas and 31% were oil and condensate. For the nine months ended September 30, 1999, we produced an average of 68 MMcfe per day.



     We expect our production levels and operating cash flow to increase significantly based on production from our Dulcimer project, which began in April 1999, and our Pluto project, which we expect to begin producing in the fourth quarter of 1999 at a rate of approximately 30 to 40 MMcfe per day net to our interest. We expect further increases on commencement of production from our Apia and Black Widow projects, currently scheduled for the second quarter and third quarter of 2000, respectively. We also expect to drill eight of our exploration prospects by the end of 2000, including six deepwater Gulf prospects with potential to add significant quantities of proved reserves and future production.



     Our planned capital expenditures for 2000 consist of approximately $110 million for leasehold acquisition, exploration drilling and development projects, compared to our planned capital expenditures of approximately $63 million for 1999.

                                  OUR STRATEGY



     Our business strategy is to increase reserves, production and cash flow profitably by emphasizing growth through the drillbit in the deepwater Gulf, and consists of the following elements:



     - FOCUS ON THE DEEPWATER GULF. Our early entry into the deepwater Gulf in 1992 has allowed us to develop the geophysical and geological skills, operating expertise and relationships with partners necessary to operate successfully in the deepwater. With our current prospect and seismic inventory and many more deepwater Gulf lease blocks scheduled to become available via lease sales, we believe we are well-positioned to increase our deepwater Gulf activity and to continue to generate and exploit economically attractive prospects.



     - PURSUE A BALANCED PORTFOLIO APPROACH TO OUR DRILLING PROGRAM. We target four to eight new prospects each year, with a strong deepwater Gulf emphasis. The program is designed to provide reserve replacement and production growth through low-risk deepwater exploitation projects and opportunities for substantial growth through moderate-risk exploration prospects that can significantly increase our reserve base.



     - INTERNALLY GENERATE MOST OF OUR PROSPECTS. By internally generating most of our prospects, we believe we have better control over the quality of the prospects in which we participate, thereby increasing our chances for commercial success. Almost all of our inventory of 18 exploration prospects as of September 30, 1999, were internally generated by our staff of 12 geoscientists, which has extensive experience in the deepwater Gulf. Through our technical staff's understanding of the geology and geophysics of the deepwater Gulf and our inventory of leasehold blocks and seismic data, we intend to continue to generate the majority of our prospects internally.



     - MANAGE DEEPWATER RISKS. We intend to reduce our deepwater risks by:



        - targeting prospects with relatively low exploratory risk and gross drilling costs below $20 million;



        - using 3-D seismic technology to identify direct hydrocarbon indicators on projects at drilling depths generally less than 10,000 feet below the sea floor; and



        - limiting the financial exposure of our deepwater prospect portfolio by selling a portion of our working interests in our deepwater projects to industry partners, typically on a promoted basis where all or a portion of our costs are paid by partners.



     - APPLY OUR DEEPWATER OPERATIONAL EXPERTISE. Our deepwater operations managers average over 25 years of experience with major oil companies and large independents around the world. We intend to apply their experience base to shorten project cycle times and reduce operational risks and full cycle costs, using proven equipment and procedures in close cooperation with our experienced deepwater service providers.



     Prospective investors should carefully read the "Risk Factors" section, as well as other information contained in this prospectus. The oil and natural gas business involves many operational and financial risks, especially in the deepwater Gulf. Most of our production and cash flows comes from a small number of fields, increasing our exposure to production problems, and our focus in the Gulf, with its relatively short production periods, subjects us to higher reserve replacement needs. Our use of seismic data cannot eliminate exploration risk. We reported significant losses in 1996, 1997 and 1998 primarily due to asset impairment charges related to the impact of low commodity prices on the cost ceiling we are limited to under the full cost accounting method and we have significant long-term indebtedness with restrictive covenants and payment obligations. We also may have to pay above-market rates for a long-term drilling rig. One or more of these matters could negatively impact our ability to successfully implement our strategy.

PROVED PROPERTIES


     Our proved properties as of September 30, 1999 are summarized in the table below:



                                                                                                     NET
                                                    MARINER     APPROXIMATE          DATE           PROVED
                                                    WORKING     WATER DEPTH       PRODUCTION       RESERVES
                                     OPERATOR       INTEREST      (FEET)      COMMENCED/EXPECTED    (BCFE)
                                     --------       --------    -----------   ------------------   --------
DEEPWATER GULF:
  Mississippi Canyon
     718(Pluto)..................     Mariner      37%/51%(1)       2,710      December 1999         27.0
  Garden Banks 73 (Apia).........     Mariner         100%            700         May 2000           17.6
  Ewing Bank 966 (Black Widow)...     Mariner         45%           1,850      September 2000        14.1
  Garden Banks 367 (Dulcimer)....     Mariner        41.7%          1,100        April 1999          12.1
  Garden Banks 240 (Mustique)....     Mariner         33%             830       January 1996          5.8
  Green Canyon 136(Shasta).......     Texaco          25%           1,040      November 1995          2.2
SHALLOW WATER GULF:
  Brazos A-105...................  Spirit Energy     12.5%            192       January 1993         11.6
  Galveston 151 (Rembrandt)......     Mariner        33.3%             50      November 1996          8.3
  Matagorda Island 683, 703......     Vastar          25%             112        March 1993           3.9

ONSHORE:
  Spraberry Aldwell Unit.........     Mariner        70.3%        Onshore           1949             53.7
  Sandy Lake Field...............     Mariner      50%/33%(2)     Onshore       August 1994           4.8
OTHER FIELDS.....................       --             --              --            --              14.7
                                                                                                    -----
TOTAL PROVED RESERVES............                                                                   175.8
                                                                                                    =====


-------------------------

(1) We have a 37% working interest before project payout and a 51% working interest after project payout.


(2) We have a 50% working interest in three production units in the Sandy Lake Field, a 40% working interest in a fourth unit and a 33% interest in the fifth unit.

                                  THE OFFERING

Common shares offered by:

  Mariner..................            shares

  Selling shareholders.....            shares

Common shares to be
  outstanding after the
  offering.................            shares

Voting rights..............  One vote per common share

Dividend policy............  We do not anticipate that we will pay cash dividends in the foreseeable future.


Use of proceeds............  We expect the net proceeds to us from the offering
                             to be approximately $     million or $
                             million if the underwriters exercise their over-allotment option. We intend to use these net proceeds to repay all outstanding borrowings under our revolving credit facility and under credit facilities with Enron. We will use any remaining net proceeds, as well as additional future borrowings under our revolving credit facility, to fund a portion of our exploration and development program. See "Use of Proceeds" for a more complete discussion of how we intend to use the proceeds from the offering. We will not receive any of the proceeds of the sale of common shares by the selling shareholders.


Risk factors...............  For a discussion of factors you should consider in making an investment, see "Risk Factors."


Proposed Nasdaq National
  Market symbol............  MEGY


     Unless we state otherwise, the information in this prospectus does not take
into account the issuance of up to           common shares that the underwriters
have the option to purchase solely to cover over-allotments. If the underwriters
exercise this option in full,           common shares will be outstanding after
the offering.

     The number of common shares to be outstanding immediately after the offering does not take into account:


     - 2,226,948 common shares that may be issued on the exercise of stock options, at a weighted average price of $9.53, all of which will be exercisable immediately following the offering; and



     - common shares that may be issued upon conversion of the debt we owe under one of the Enron credit facilities, which debt will not be outstanding after the offering.



     Unless the context indicates otherwise, the information in this prospectus, including share and per share data, has been adjusted to give effect to our internal reorganization in October 1998, under which each share of the common stock of Mariner Holdings, Inc. was exchanged for 12 of our common shares. The purpose of this reorganization was to change the form of the parent entity to a limited liability company. Although we have a corporate management structure, we were legally organized as a limited liability company, rather than a Delaware corporation, solely for purposes of creating more certainty regarding the duties of Enron and our officers and directors to us and our shareholders. See "Description of our Company Agreement and Common Shares" for a more complete discussion of the reasons we chose the limited liability company form. Mariner Holdings, Inc. was formed in 1996 and in April 1996 acquired all of the outstanding shares of Mariner Energy, Inc., formerly known as Hardy Oil & Gas USA Inc. Before April 1996, Hardy Oil & Gas USA Inc. was an indirect wholly owned subsidiary of Hardy Oil & Gas, plc.


                               EXECUTIVE OFFICES

     Our executive offices are located at 580 WestLake Park Blvd., Suite 1300, Houston, Texas 77079, and our telephone number is (281) 584-5500.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table shows some of our historical financial data. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for the full fiscal year. Effective April 1, 1996 for accounting purposes, our predecessor, Mariner Holdings, Inc., acquired all the capital stock of Mariner Energy, Inc. from a subsidiary of Hardy Oil & Gas, plc, as part of a management-led buyout. In connection with this acquisition, a substantial amount of our intercompany indebtedness and receivables and third-party indebtedness were eliminated. This acquisition was accounted for using the purchase method of accounting. Mariner Holdings, Inc.'s acquisition costs were allocated to our assets and liabilities based on estimated fair values. As a result, our financial position and operating results subsequent to this acquisition reflect a new basis of accounting and are not comparable to prior periods. We have not presented basic earnings per share and average shares outstanding are not presented for the three months ended March 31, 1996, as our capital structure before the acquisition is not comparable. You should read the following data in connection with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus, where there is additional disclosure regarding that information.



                                ACQUIRED
                                 COMPANY
                              -------------
                              THREE MONTHS    NINE MONTHS         YEAR ENDED           NINE MONTHS ENDED
                                  ENDED          ENDED           DECEMBER 31,            SEPTEMBER 30,
                                MARCH 31,     DECEMBER 31,   --------------------    ---------------------
                                  1996            1996         1997       1998         1998         1999
                              -------------   ------------   --------   ---------    ---------    --------
                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Total revenues..............     $13,309       $  47,079     $ 62,771   $  56,690    $  43,598    $ 39,080
Lease operating expenses....       2,403           6,495        9,376       9,858        7,554       8,380
Depreciation, depletion and
  amortization..............       6,309          24,747       31,719      33,833       25,023      23,488
Impairment of oil and gas
  properties................          --          22,500       28,514      50,800           --          --
General and administrative
  expenses..................         712           2,406        3,195       4,749        3,417       4,007
Provision for litigation....          --              --           --       2,800(1)     2,960(1)       --
                                 -------       ---------     --------   ---------    ---------    --------
  Operating income (loss)...       3,885          (9,069)     (10,033)    (45,350)       4,644       3,205
Interest income.............       2,167             515          467         313          299          29
Interest expense............      (3,391)         (7,746)     (10,644)    (13,384)      (9,512)    (14,754)
Write-off of bridge loan
  fees......................          --          (2,392)          --          --           --          --
                                 -------       ---------     --------   ---------    ---------    --------
  Income (loss) before
    income taxes............       2,661         (18,692)     (20,210)    (58,421)      (4,569)    (11,520)
Provision for income
  taxes.....................          --              --           --          --           --          --
                                 -------       ---------     --------   ---------    ---------    --------
  Net income (loss).........     $ 2,661       $ (18,692)    $(20,210)  $ (58,421)   $  (4,569)   $(11,520)
                                 =======       =========     ========   =========    =========    ========
Basic and diluted earnings
  per share.................                   $   (1.58)    $  (1.71)  $   (4.47)   $   (0.36)   $  (0.83)
Average outstanding
  shares....................                      11,831       11,842      13,080       12,744      13,928
CASH FLOW DATA:
Net cash provided by (used
  in) operating
  activities................     $ 5,630       $  38,705     $ 52,878   $  40,345    $  18,932    $  5,726
Net cash used in investing
  activities................      (5,648)       (216,191)     (68,868)   (141,855)    (103,574)    (43,702)
Net cash provided by
  financing activities......          --         188,305       14,302      93,181       75,992      39,300
OTHER FINANCIAL DATA:
EBITDA(2)...................     $10,194       $  38,178     $ 50,200   $  42,083    $  32,627    $ 26,693
Capital expenditures........       7,648          38,977       68,868     141,855      103,574      43,702(3)

     The adjusted balance sheet data reflect the sale of        common shares in
this offering at a purchase price of $          per share and the payment of all
of our debt to Enron and of all of our debt under our revolving credit facility.



                                                                                       AS OF SEPTEMBER 30, 1999
                                                                                       ------------------------
                                                                                        ACTUAL     AS ADJUSTED
                                                                                       ---------   ------------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................................   $  1,326     $
Total assets........................................................................    282,423
Total debt..........................................................................    217,361
Shareholders' equity................................................................     16,014


-------------------------


(1) Represents a non-cash charge recorded in the first quarter of 1998 to provide for a litigation-related cost contingency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(2) EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, provision for litigation and impairment of oil and gas properties. We believe that EBITDA is a widely accepted financial indicator that provides additional information about our ability to meet our future requirements for debt service, capital expenditures and working capital, but EBITDA should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Our definition of EBITDA may not be comparable to similarly titled measures of other companies.



(3) Our capital expenditures for the first nine months of 1999 were $63.5 million, excluding $19.8 million related to our sale of a working interest in the Pluto project.

                         SUMMARY OPERATING AND RESERVE DATA


     The following table shows some of our operating and reserve data. Reserve data are based on reserve reports prepared by Ryder Scott Company, L.P. A summary of Ryder Scott's report on our proved reserves as of September 30, 1999 is attached to this prospectus as Annex A. You should refer to "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties -- Reserves," "Business and
Properties -- Production" and the Ryder Scott report included in this prospectus in evaluating the material presented below.



                                                                            NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                              ---------------------------   ------------------
                                               1996      1997      1998      1998       1999
                                              -------   -------   -------   -------   --------
PRODUCTION:
  Oil (MBbls)...............................      750       977       786       625        502
  Natural gas (MMcf)........................   20,429    18,004    19,477    14,591     15,559
  Natural gas equivalent (MMcfe)............   24,929    23,866    24,193    18,341     18,571
  Average daily production (MMcfe)..........       68        65        66        67         68
AVERAGE REALIZED SALES PRICES (INCLUDING
  EFFECTS OF HEDGING):
  Oil (per Bbl).............................  $ 18.04   $ 18.48   $ 12.80   $ 13.27   $  14.12
  Natural gas (per Mcf).....................     2.29      2.48      2.39      2.42       2.06
  Natural gas equivalent (per Mcfe).........     2.42      2.63      2.34      2.38       2.10
EXPENSES (PER MCFE):
  Lease operating...........................     0.36      0.39      0.41      0.41       0.45
  General and administrative, net(1)........     0.13      0.13      0.20      0.19       0.22
  Depreciation, depletion and amortization,
     before impairment provision............     1.25      1.33      1.40      1.36       1.26



                                                   AS OF DECEMBER 31,
                                            --------------------------------    AS OF SEPTEMBER 30,
                                              1996        1997        1998             1999
                                            --------    --------    --------    -------------------
                                              (DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)
PROVED RESERVES:
  Total proved reserves (MMcfe)...........   123,964     161,146     185,049          175,756(2)
  Annual reserve replacement ratio(3).....       124%        256%        199%              --
  Present value of estimated future net
     revenues(4)..........................  $303,363    $183,829    $147,629         $270,564
  Standardized measure of future
     discounted net cash flows(5).........   254,376     176,459     147,629               --
  Average prices at indicated date:
     Natural gas (per Mcf)................  $   4.50    $   2.79    $   2.22         $   3.19
     Oil (per Bbl)........................     25.16       16.43       10.36            24.07


-------------------------

(1) General and administrative expenses are shown net of amounts capitalized under the full cost method of accounting and overhead reimbursements we receive from owners of working interests in the properties we operate.

(2) In June 1999, we sold a portion of our working interest in the Pluto project, resulting in a reduction to our proved reserves of 14.4 MMcfe.

(3) We calculate the annual reserve replacement ratio for a year by dividing aggregate net reserve additions from all sources for the year by actual production for the year ended on the indicated date.

(4) Discounted at an annual rate of 10%. See "Glossary of Oil and Natural Gas Terms" included elsewhere in this prospectus for the definition of "present value of estimated future net revenues."


(5) Represents year-end after-tax present value of estimated future net revenues.

                                  RISK FACTORS

     Investing in our common shares will provide you with an equity ownership interest in Mariner. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should consider carefully the following factors and the other information contained in this prospectus before deciding to invest in our common shares. The following important factors could affect our actual future results.


EXPLORING AND DEVELOPING OIL AND NATURAL GAS WELLS INVOLVE BUSINESS AND OPERATING RISKS AND OTHER UNINSURED RISKS, ANY ONE OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS.



     Our oil and natural gas drilling activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. See "-- Reserve estimates depend on many assumptions that may turn out to be inaccurate" for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells, especially offshore wells, is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:


     - title problems;

     - weather conditions;

     - compliance with governmental permitting requirements;

     - shortages of or delays in obtaining equipment;

     - reductions in product prices; and

     - limitations in the market for products.

     Losses and liabilities arising from uninsured and underinsured events could have a material adverse effect on our financial condition and operations. Our oil and natural gas business is subject to all of the operating risks associated with drilling for and producing oil and natural gas, including:

     - uncontrollable flows of oil, natural gas, brine or well fluids into the environment, including groundwater and shoreline contamination;

     - blowouts and cratering;

     - mechanical difficulties;

     - fires and explosions;

     - personal injuries and death;

     - pollution;

     - natural disasters; and

     - environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

Any of these risks could result in substantial losses to us and others. Moreover, offshore operations are subject to a variety of operating risks associated with the marine environment, such as hurricanes or other adverse weather conditions, and to interruption or termination by government authorities based on environmental or other considerations. Although we maintain insurance at levels we believe are consistent with industry practices, we are not fully insured against all risks.

OUR DEEPWATER OPERATIONS INVOLVE SPECIAL RISKS THAT COULD NEGATIVELY AFFECT OUR OPERATIONS.


     Drilling operations in the deepwater are by their nature more difficult and costly than drilling operations in shallower water. They require longer time frames and the application of more advanced drilling technologies, involving a higher risk of technological failure and usually resulting in significantly higher drilling costs. Our deepwater wells are completed using subsea completion techniques that involve the installation of subsea wellheads tied back to host production facilities with flow lines. The installation of these subsea wellheads and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations involve a high risk of encountering mechanical difficulties and equipment failures that, if encountered, could result in significant cost overruns. Furthermore, the deepwater operations lack the physical and oilfield service infrastructure present in shallower waters. Therefore, they require a longer lag time between discovery and marketing, increasing the risk involved with these operations.


OIL AND NATURAL GAS PRICE DECREASES MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO MEET OUR CAPITAL EXPENDITURE OBLIGATIONS AND FINANCIAL COMMITMENTS.

     The price we receive for production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil, natural gas and natural gas liquids are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil, natural gas and natural gas liquids have been volatile. These markets may continue to be volatile in the future. The prices we receive for our production, and the levels of our production, are subject to wide fluctuations and depend on numerous factors beyond our control. These factors include:

     - market uncertainty;

     - changes in global supply of and demand for oil, natural gas and natural gas liquids;

     - weather conditions;

     - the condition of the United States economy;

     - the price and quantity of foreign imports;

     - the price and availability of alternative fuels;

     - political conditions, including embargoes, in or affecting other oil-producing and natural gas-producing countries;

     - the actions of the Organization of Petroleum Exporting Countries; and

     - domestic and foreign government regulation, legislation and policies.


     It is impossible to predict oil and natural gas price movements with certainty. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Declines in oil and natural gas prices may materially and adversely affect our future financial condition, results of operations, liquidity and ability to finance planned capital expenditures and repay outstanding amounts under our revolving credit facility and other indebtedness. Further, oil prices and natural gas prices do not necessarily move together. Because approximately 69% of our estimated proved reserves as of September 30, 1999 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices.

OIL OR NATURAL GAS PRICE DECREASES AND OTHER EVENTS MAY REQUIRE US TO RECORD CARRYING VALUE WRITEDOWNS, WHICH WOULD RESULT IN A CHARGE TO EARNINGS.


     We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. Application of this "ceiling" test generally requires pricing future revenues at the prices in effect as of the end of each fiscal quarter and requires a writedown of the carrying value of oil and natural gas properties, resulting in a non-cash charge against earnings for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time. These writedowns cannot be reversed even if prices increase later. The risk that we will be required to write down the carrying value of our oil and natural gas properties increases when oil and natural gas prices are depressed or decline substantially or when there is an extended delay in recognizing proved reserves associated with significant capital expenditures. When a writedown is required, it results in a charge to earnings but does not affect our cash flow from operating activities. In the last three fiscal years, we have recorded three writedowns. We refer to writedowns as impairments of oil and gas properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of our consolidated financial statements for additional discussion of our writedowns.


OUR HEDGING TRANSACTIONS COULD LIMIT POTENTIAL GAINS IF OIL AND NATURAL GAS PRICES RISE SUBSTANTIALLY.


     To reduce our exposure to fluctuations in the prices of oil and natural gas, we regularly enter into hedging transactions for our oil and natural gas production and intend to continue doing so. These transactions may limit our potential gains if oil and natural gas prices rise substantially over the price the hedges establish. These hedges also may expose us to the risk of financial loss in other circumstances, including instances in which our production is less than expected.


WE MAY NOT BE ABLE TO RAISE SUFFICIENT ADDITIONAL CAPITAL TO IMPLEMENT FULLY OUR BUSINESS PLAN.


     We depend on our ability to obtain financing for operations beyond our internally generated cash flow. Historically, we have financed these activities primarily with bank borrowings, proceeds from the sale of oil and natural gas properties, the issuance of notes, privately raised equity and borrowings from Enron. In the future, we will require substantial additional financing to fund our business plan and operations. Our planned capital expenditures for 2000 exceed our expected cash flow from operations for 2000. We cannot assure you that additional financing will be available on acceptable terms or at all. If additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.



WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO SERVICE OUR EXISTING INDEBTEDNESS OR ENSURE THAT FUTURE CREDIT WILL BE AVAILABLE TO US.



     At September 30, 1999, after giving pro forma effect to the offering, we
would have had total indebtedness of approximately $   million and shareholders'
equity of approximately $   million. We intend to incur additional indebtedness
after the offering as we execute our business strategy.


     Our leverage could have important consequences, including the following:

     - our ability to refinance existing debt or obtain additional debt or equity financing may be impaired in the future;

     - a substantial portion of our cash flow from operations will be required for the payment of principal and interest on our indebtedness, which will reduce the funds available to us for our operations and other purposes;

     - we may be substantially more leveraged than our competitors, which may place us at a competitive disadvantage; and

     - we may be unable to adjust rapidly to changing market conditions.

These consequences could make us more vulnerable than a less leveraged competitor in the event of a downturn in general economic conditions or our business. For additional discussion of our leverage, see "-- We may not be able to raise sufficient additional capital to implement fully our business plan," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Our ability to make scheduled payments or to refinance our indebtedness depends on our future performance and successful implementation of our strategy, both of which are subject not only to our actions but also to general economic, financial, competitive, legislative and regulatory conditions, the prevailing market prices for oil, natural gas and natural gas liquids and other factors beyond our control. For additional discussion of our loan payment obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources."


RESTRICTIVE DEBT COVENANTS LIMIT OUR OPERATIONAL AND CAPITAL FLEXIBILITY.

     Our revolving credit facility and the indenture relating to our subsidiary Mariner Energy, Inc.'s 10 1/2% senior subordinated notes due 2006 contain significant covenants that, among other things, restrict our ability to:

     - dispose of assets;

     - incur additional indebtedness;

     - repay other indebtedness;

     - pay dividends;

     - enter into specified investments or acquisitions;

     - repurchase or redeem capital stock;

     - merge or consolidate; or

     - engage in specified transactions with subsidiaries and affiliates and that otherwise restrict corporate activities.

These restrictions could adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

     Also, our revolving credit facility requires us to maintain compliance with the financial ratios included in that facility. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our revolving credit facility. If a default were to occur, the lenders could require us to repay all borrowings outstanding under our revolving credit facility, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on the senior subordinated notes. We cannot assure you that, if the indebtedness under the revolving credit facility or the senior subordinated notes were accelerated, our assets would be sufficient to repay this indebtedness in full. See Note 4 of our consolidated financial statements.

RESERVE ESTIMATES DEPEND ON MANY ASSUMPTIONS THAT MAY TURN OUT TO BE INACCURATE. ANY MATERIAL INACCURACIES IN THESE RESERVE ESTIMATES OR UNDERLYING ASSUMPTIONS WILL MATERIALLY AFFECT THE QUANTITIES AND PRESENT VALUE OF OUR RESERVES.


     The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. See "Business and Properties -- Reserves" for information about our oil and gas reserves.

     In order to prepare these estimates we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.


     Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At September 30, 1999, 61% of our proved reserves were either proved undeveloped or proved non-producing.


     You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

A SIGNIFICANT PART OF THE VALUE OF OUR PRODUCTION AND RESERVES IS CONCENTRATED IN A SMALL NUMBER OF PROPERTIES. BECAUSE OF THIS CONCENTRATION, ANY PRODUCTION PROBLEMS OR INACCURACIES IN RESERVE ESTIMATES RELATED TO THOSE PROPERTIES ARE MORE LIKELY TO IMPACT OUR BUSINESS ADVERSELY.


     During September 1999, over 85% of our daily production came from seven of our fields. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be affected adversely. Also, at September 30, 1999, approximately 91% of our proved reserves were located on 12 properties. If the actual reserves associated with any one of these properties are less than our estimated reserves, our results of operations and financial condition could be adversely affected.


UNLESS WE REPLACE OUR OIL AND NATURAL GAS RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE.

     Without reserve additions in excess of production, our reserves and production will decline. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding additional recoverable reserves. We cannot assure you that we will be able to find and develop or acquire additional reserves to replace our current and future production.

RELATIVELY SHORT PRODUCTION PERIODS FOR GULF PROPERTIES SUBJECT US TO HIGHER RESERVE REPLACEMENT NEEDS AND MAY IMPAIR OUR ABILITY TO REDUCE PRODUCTION DURING PERIODS OF LOW OIL AND NATURAL GAS PRICES.

     Production of reserves from reservoirs in the Gulf generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf during the initial few years of production, and as a result, our reserve replacement needs from new prospects are relatively greater.

     Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or reduce indebtedness may limit our ability to slow or shut-in production from producing wells during periods of low prices for oil and natural gas.

MARKET CONDITIONS OR OPERATIONAL IMPEDIMENTS MAY HINDER OUR ACCESS TO OIL AND NATURAL GAS MARKETS OR DELAY OUR PRODUCTION.

     Market conditions, the unavailability of satisfactory oil and natural gas transportation arrangements or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. In offshore operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut-in natural gas wells for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. When that occurs, we are unable to realize revenue from those wells until the production can be tied to a gathering system. As a result of our strategy of using subsea technology to tie offshore wells back to existing platforms, we sometimes drill away from gathering systems. Currently, we have drilling operations miles from existing infrastructure. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and natural gas and realization of revenues.

WE MAY HAVE TO PAY ABOVE-MARKET RATES FOR A LONG-TERM DRILLING RIG.


     Along with another company, on an equally shared basis, in February 1998 we executed a letter of intent with a third party to use a drilling rig. The third party is converting the drilling rig for use in the deepwater Gulf. The letter of intent provided for our use of the rig for two and one-half years of a five-year term for the drilling rig beginning in early 2000 for a rental rate of $158,500 per day. We believe this rate is above the present market day rate for similar rigs in the deepwater Gulf. It is the third party's position that we are committed to the terms of the letter of intent. We are currently in discussions with the third party to determine if a mutually acceptable contract can be negotiated. If a long-term contract is executed, it may require us to pay day rates in excess of market-based rates over the contract term that could cause significant increased costs on our projects.


THE UNAVAILABILITY OR HIGH COST OF ADDITIONAL DRILLING RIGS, EQUIPMENT, SUPPLIES AND PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO EXECUTE ON A TIMELY BASIS OUR EXPLORATION AND DEVELOPMENT PLANS WITHIN BUDGET.

     Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our financial condition and results of operations. If drilling activity in the United States increases, associated costs may also increase, including more related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf could decrease the availability and increase the costs of offshore rigs. We cannot assure you that costs will not increase or that necessary equipment and services will be available to us at economical prices.

COMPETITION IN THE OIL AND NATURAL GAS INDUSTRY IS INTENSE, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

     We may not be able to compete successfully in our industry. We operate in a highly competitive environment for acquiring prospects, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in deepwater Gulf activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot assure you that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

GOVERNMENT LAWS AND REGULATIONS CAN INCREASE OUR COSTS.

     From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations, whether additional laws and regulations will be adopted or the effect these interpretations and adoptions may have on our business or financial condition.


     Our operations are subject to complex and constantly changing federal, state and local environmental laws and regulations. The discharge of oil and natural gas and production wastes or other pollutants into the air, soil or water may make us liable to the government and third parties for remediation costs and other damages. Also, we may have to make large expenditures to comply with environmental and other governmental regulations. We cannot assure you that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect our operations and financial condition or that material indemnity claims will not arise against us related to properties we acquire or sell. See "Business and Properties -- Regulation" for an additional discussion of government regulations that affect us.


WE MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO RETAIN OUR KEY EXECUTIVES AND CONSULTANTS.

     We believe that our operations are dependent to a significant extent on the efforts of several members of our senior management and one of our consultants, most of whom have been with us for more than 15 years. The loss of the services of any of these key individuals could have a material adverse effect on us. We do not maintain any insurance against the loss of any of these individuals.


OUR RELATIONSHIP WITH ENRON MAY RESULT IN CONFLICTS OF INTEREST THAT MAY NOT BE RESOLVED IN OUR FAVOR.



     Enron will be able to exercise significant control over us, and Enron's interests may conflict with ours and Enron may not resolve these conflicts in our favor. Enron Corp. is the parent of Enron North America Corp., which we refer to as Enron in this prospectus. An affiliate of Enron Corp. and Enron is the general partner of Joint Energy Development Investments Limited Partnership, which currently owns approximately 96% of our outstanding common shares and will
own approximately   % of our outstanding common shares following the offering.
Also, seven of our directors are officers of Enron or of affiliates of Enron. As the beneficial owners of a significant portion of our outstanding common shares, Enron Corp. and Enron will have the ability to influence our management and may be deemed to control us. Enron and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and may, therefore, compete with us. Also, Enron affiliates may provide or arrange for financing for our competitors. Because of these various possible conflicting interests, our company agreement, which is analogous to the certificate of incorporation and bylaws of a corporation, includes provisions designed to clarify that Enron and its affiliates have no duty to make business opportunities available to us and no duty to refrain from conducting activities that may be competitive with us. Enron and its affiliates are not contractually obligated to resolve in our favor conflicts of interest that arise. See "Description of Our Company Agreement and Common Shares."



     In September 1998 and April 1999, we entered into two credit facilities with Enron, under which we have borrowed an aggregate of $75 million. We are required to repay all amounts outstanding under both facilities with Enron with a portion of the proceeds of the offering. For a discussion of our credit facilities with Enron and our intention to repay them, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources."

     We expect that from time to time we will engage in various commercial transactions and have various commercial relationships with Enron and certain affiliates of Enron. The terms of future arrangements between us and Enron or affiliates of Enron will not necessarily be on terms as favorable to us as would exist in an agreement with a third party. See "Certain Relationships and Related Transactions" for an additional discussion of our relationship with Enron.


IF A CHANGE OF CONTROL OCCURS, WE WOULD HAVE TO REPAY INDEBTEDNESS. WE MAY NOT HAVE THE FINANCIAL RESOURCES TO MEET THIS OBLIGATION.

     If a change of control occurs, we may not have the financial resources to repay all of our indebtedness that would become payable. On the occurrence of a change of control of Mariner Energy, Inc., a holder of senior subordinated notes may require Mariner Energy, Inc. to repurchase all or a portion of the holder's notes at 101% of the principal amount of the notes, together with accrued and unpaid interest to the date of repurchase. An aggregate of $100 million principal amount of the senior subordinated notes is outstanding. The senior subordinated notes indenture requires that, prior to this repurchase, we must either repay all outstanding senior indebtedness or obtain any required consents to the repurchase. A change of control of Mariner Energy, Inc. will be deemed to have occurred under the terms of the indenture if:


     - Joint Energy and its affiliates, including Enron, cease to beneficially own 35% of the voting power of Mariner Energy, Inc. and another person or entity acquires a greater ownership in Mariner Energy, Inc. than Joint Energy and its affiliates; and


     - during any two-year period, the directors of Mariner Energy, Inc. at the beginning of that period, and their nominees, cease to control the board of directors of Mariner Energy, Inc.; or

     - Mariner Energy, Inc. merges or consolidates with another entity and the stockholders of Mariner Energy, Inc. do not hold a majority of the voting power of the surviving entity.


     Further, under our revolving credit facility, an event of default is deemed to occur if Joint Energy and its affiliates, or a combination of these entities, cease to own, directly or indirectly, outstanding capital shares of Mariner, on either a basic or diluted basis, that in the aggregate permits these entities to elect a majority of our board of directors. In those circumstances, the lenders could require the repayment of all outstanding borrowings under the revolving credit facility.


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


     If you purchase common shares, the tangible net book value of your common
shares will immediately be diluted by approximately $     per share. See
"Dilution" for a more complete discussion of the dilution you will experience.


OUR DEBT INSTRUMENTS RESTRICT OUR ABILITY TO PAY DIVIDENDS, AND WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.


     Our debt instruments restrict us from declaring or paying dividends on the common shares. We do not intend to pay cash dividends on the common shares in the foreseeable future. See "Dividend Policy" for additional information relating to our dividend policy.


SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT SHAREHOLDERS COULD ADVERSELY AFFECT OUR COMMON SHARE PRICE.

     Sales of a substantial number of common shares after the offering could adversely affect the market price of common shares and could impair our ability to raise capital through the sale of equity securities. After giving effect to
the offering, we will have approximately                     common shares,
assuming no exercise of the underwriters' over-allotment option. Of these,
approximately                     may be freely tradeable in the public market
following the offering.


     Also, Joint Energy holds 13,334,184 common shares and Enron has the right to convert debt and accrued interest into 3,582,201 common shares as of September 30, 1999. We have granted Joint Energy and Enron demand and piggyback registration rights related to these shares. The exercise of these rights would permit Joint Energy and Enron to sell all or a portion of these shares. The sale by Joint Energy or Enron of a significant number of common shares could adversely impact the market price of the common shares. See "Shares Eligible for Future Sale" for more complete information about the potential for future sales of our common shares.


ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND DEBT INSTRUMENTS COULD PREVENT OR DELAY A CHANGE IN CONTROL.


     Our company agreement and our debt instruments contain provisions that may delay, deter or prevent the acquisition of us or a substantial portion of the common shares. For example, our company agreement authorizes our board of directors to issue preferred shares in one or more series and to fix the rights and preferences of the shares of a series without shareholder approval. Any series of preferred shares may be senior to the common shares as to dividends, liquidation rights and, possibly, voting rights of the common shares. The ability to issue preferred shares could discourage unsolicited acquisition proposals. Also, on a change of control of Mariner Energy LLC or Mariner Energy, Inc., we may be required to repay or repurchase outstanding debt at a premium to the principal amount of the debt. Furthermore, our company agreement includes a provision of Delaware corporate law not normally applicable to Delaware limited liability companies that prohibits, in some circumstances, significant transactions without the approval of the board of directors. These provisions also may discourage attempted acquisitions, unsolicited or otherwise. By deterring takeover attempts, these provisions could inhibit an increase in the market price of the common shares that otherwise might result from a takeover attempt. See "Description of Our Company Agreement and Common Shares" for a more complete discussion of the anti-takeover provisions in our company agreement.


WE AND OUR SUPPLIERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

     Actual effects of the year 2000 issue are uncertain. Our year 2000 program may not completely identify every potential problem that may arise. Our inability to solve completely all potential problems or address all potentially affected systems could partially hurt our business. Likewise our business suppliers and partners may experience unanticipated year 2000 problems that could in turn effect our operation. We have relied on representations from third parties that our systems and the systems of third parties with whom we conduct business are year 2000 compliant. However, because of the difficulty in anticipating all effects of the year 2000 issue, these representations are not guaranties.

     If there are year 2000 related failures in our critical systems or our business suppliers' and partners' critical systems that create substantial or prolonged complications to our business, the adverse impact on us could materially affect our financial conditions or results of operations.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements. These statements express, or are based on, our expectations about future events. These include such matters as:

     - amount, nature and timing of capital expenditures;

     - drilling of wells;

     - timing and amount of future production of oil and natural gas;

     - operating costs and other expenses;

     - cash flow and anticipated liquidity;

     - prospect development and property acquisitions;

     - marketing of oil and natural gas; and

     - year 2000 compliance activities.


     There are many factors that could cause these forward-looking statements to be incorrect, including, but not limited to, the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS

     Our net proceeds from the offering are estimated to be approximately $
million, or $     million if the underwriters exercise their over-allotment
option in full. We will use the net proceeds as follows:

     - $     million to repay amounts then outstanding under our revolving credit facility;


     - $     million to repay all amounts then outstanding under the credit facilities with Enron; and


     - any remaining net proceeds, as well as additional future borrowings under our revolving credit facility, to continue funding our exploration and development program.


     We used the proceeds we received during the last year from our borrowings under our revolving credit facility and our credit facilities with Enron to finance our exploration and development activities.



     As of September 30, 1999, the balance on our revolving credit facility was $42.7 million. The indebtedness under our revolving credit facility, which has a variable interest rate, bore interest at approximately 7% per annum as of September 30, 1999 and has a final maturity date of October 1, 2002. As of September 30, 1999, the balance on the Enron credit facility was $50 million and indebtedness under the Enron credit facility bore interest at approximately 9.5% per annum. The balance on the senior credit facility with Enron as of September 30, 1999 was $25 million and bore interest at approximately 7.5% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources" for a more complete discussion of these credit facilities.



     After the offering, both of our credit facilities with Enron will terminate; otherwise the Enron credit facility would terminate on December 31, 1999 and the senior credit facility with Enron would expire on April 30, 2000. We will not receive any proceeds from the sale of common shares by the selling shareholders.


                                DIVIDEND POLICY

     We have not paid cash dividends since our formation in 1996 and do not anticipate paying cash dividends in the foreseeable future. We presently intend to retain any future earnings to finance our exploration and development program. Also, covenants in our debt instruments prohibit or significantly restrict our ability to pay dividends. The declaration and payment in the future of any cash dividends will be at the election of our board of directors and will depend on our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors.

                                    DILUTION


     Our net tangible book value as of September 30, 1999, was $16.0 million, or $1.15 per common share. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities divided by the total number of common shares outstanding. After giving effect to our sale
of           common shares in the offering, and after deducting the underwriting discounts and our estimated offering expenses, the net tangible book value on
September 30, 1999, would have been $     million, or $          per common
share. This represents an immediate increase in net tangible book value of
$     per share to existing shareholders and an immediate dilution of $     per
share to investors purchasing common shares in the offering.


     The following table illustrates this dilution per common share to investors purchasing shares in the offering:


Assumed initial public offering price per share.............           $
  Net tangible book value per share as of September 30,
     1999...................................................  $ 1.15
  Increase in net tangible book value per share attributable to the sale of shares offered in this prospectus.......  $
Pro forma net tangible book value per share after the
  offering..................................................           $
Dilution in net tangible book value per share to new
  investors.................................................           $


     The following table shows the number of common shares purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and by purchasers of common shares offered in the offering, before deducting underwriting discounts and commissions and estimated offering expenses:


                                  SHARES PURCHASED             TOTAL CONSIDERATION        AVERAGE
                             ---------------------------   ---------------------------   PRICE PER
                                 NUMBER       PERCENTAGE       AMOUNT       PERCENTAGE     SHARE
                             --------------   ----------   --------------   ----------   ---------
                             (IN THOUSANDS)                (IN THOUSANDS)
Existing shareholders......    13,928,304            %      $128,926,300           %      $ 9.26
New investors..............
          Total............



     We had outstanding options entitling the holders to purchase 2,226,948 of our common shares at a weighted exercise price of $9.53 per share as of September 30, 1999. Also, Enron had the right to convert debt and accrued interest into 3,582,201 common shares as of September 30, 1999.

                                 CAPITALIZATION

                                 (IN THOUSANDS)



     The following table shows our consolidated capitalization as of September 30, 1999, and as adjusted to give pro forma effect to the offering and the payment of all of our debt under our credit facilities with Enron and all of our debt under our revolving credit facility, assuming an aggregate of
shares sold in the offering at $     per share and net proceeds of $
million. You should refer to "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus
in evaluating the material presented below. The table excludes the      common
shares to be sold by the selling shareholders in the offering.



                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   ------------
                                                                     (UNAUDITED)
SHORT-TERM DEBT:
Senior credit facility with Enron due December 31, 1999.....  $  25,000     $
Enron credit facility due April 30, 2000....................     50,000
                                                              ---------     ---------
          Total short-term debt.............................     75,000
LONG-TERM DEBT:
Revolving credit facility due October 1, 2002...............     42,700
10 1/2% senior subordinated notes due 2006..................     99,661        99,661
                                                              ---------     ---------
          Total long-term debt..............................    142,361
SHAREHOLDERS' EQUITY:
Preferred shares, par value $.01 per share, 1,000,000 shares
  authorized, none issued...................................         --            --
Common shares, par value $.01 per share, 50,000,000 shares
  authorized, 13,928,304 shares issued and outstanding
  historically,           shares issued and outstanding pro
  forma.....................................................        139
Additional paid-in capital..................................    124,718
Accumulated deficit.........................................   (108,843)     (108,843)
                                                              ---------     ---------
          Total shareholders' equity........................     16,014
                                                              ---------     ---------
          TOTAL CAPITALIZATION..............................  $ 233,375     $
                                                              =========     =========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table shows some of our historical financial data. The results of operations for the six months ended September 30, 1999 are not necessarily indicative of the results for the full fiscal year. You should read the following data in connection with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus. Effective April 1, 1996 for accounting purposes, Mariner Holdings, Inc. acquired all the capital stock of Mariner Energy, Inc. from Hardy Holdings Inc., a subsidiary of Hardy Oil & Gas, plc, as part of a management-led buyout. In connection with this acquisition, a substantial amount of our intercompany indebtedness and receivables and third-party indebtedness were eliminated. This acquisition was accounted for using the purchase method of accounting, and Mariner Holdings, Inc.'s acquisition costs were allocated to our assets and liabilities based on estimated fair values. As a result, our financial position and operating results subsequent to this acquisition reflect a new basis of accounting and are not comparable to prior periods. "Acquired Company" refers to Mariner Energy, Inc. (formerly Hardy Oil & Gas USA Inc.) before the effective date of this acquisition. We have not presented basic earnings per share and average shares outstanding for the years ended December 31, 1994 and 1995 or the three months ended March 31, 1996, as our capital structure before the acquisition is not comparable.



                                 ACQUIRED COMPANY
                          -------------------------------
                                                  THREE         NINE
                              YEAR ENDED         MONTHS        MONTHS              YEAR ENDED            NINE MONTHS ENDED
                             DECEMBER 31,         ENDED        ENDED              DECEMBER 31,             SEPTEMBER 30,
                          -------------------   MARCH 31,   DECEMBER 31,   --------------------------   -------------------
                            1994       1995       1996          1996           1997          1998         1998       1999
                          --------   --------   ---------   ------------   ------------   -----------   --------   --------
                                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Total revenues..........  $ 34,861   $ 32,386   $ 13,309     $  47,079      $  62,771      $  56,690    $ 43,598   $ 39,080
Lease operating
  expenses..............     6,123      6,408      2,403         6,495          9,376          9,858       7,554      8,380
Depreciation, depletion
  and amortization......    16,221     15,635      6,309        24,747         31,719         33,833      25,023     23,488
Impairment of oil and
  gas properties........     6,257         --         --        22,500         28,514         50,800          --         --
General and
  administrative
  expenses..............     1,830      2,028        712         2,406          3,195          4,749       3,417      4,007
Provision for
  litigation............        --         --         --            --             --          2,800(1)    2,960(1)       --
                          --------   --------   --------     ---------      ---------      ---------    --------   --------
  Operating income
    (loss)..............     4,430      8,315      3,885        (9,069)       (10,033)       (45,350)      4,644      3,205
Interest income.........     1,084      9,255      2,167           515            467            313         299         29
Interest expense........    (8,125)   (12,772)    (3,391)       (7,746)       (10,644)       (13,384)     (9,512)   (14,754)
Write-off of bridge loan
  fees..................        --         --         --        (2,392)            --             --          --         --
                          --------   --------   --------     ---------      ---------      ---------    --------   --------
  Income (loss) before
    income taxes........    (2,611)     4,798      2,661       (18,692)       (20,210)       (58,421)     (4,569)   (11,520)
Provision for income
  taxes.................        --        338         --            --             --             --          --         --
                          --------   --------   --------     ---------      ---------      ---------    --------   --------
  Net income (loss).....  $ (2,611)  $  4,460   $  2,661     $ (18,692)     $ (20,210)     $ (58,421)   $ (4,569)  $(11,520)
                          ========   ========   ========     =========      =========      =========    ========   ========
Basic and diluted
  earnings per share....        --         --         --     $   (1.58)     $   (1.71)     $   (4.47)   $  (0.36)  $  (0.83)
Average shares
  outstanding...........        --         --         --        11,831         11,842         13,080      12,744     13,928



                                                                    AS OF DECEMBER 31,
                                                   ----------------------------------------------------
                                                        ACQUIRED                                              AS OF
                                                       COMPANY(1)                                         SEPTEMBER 30,
                                                     1994       1995       1996       1997       1998         1999
                                                   --------   --------   --------   --------   --------   -------------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $  4,335   $  5,456   $ 10,819   $  9,131   $    802     $  1,326
Total assets.....................................   138,202    250,726    196,749    212,577    262,792      282,423
Total debt.......................................   108,500    165,500     99,525    113,574    178,024      217,361
Shareholders' equity.............................    18,798     69,258     77,053     57,174     27,534       16,014


---------------

(1) Provision for litigation represents a non-cash charge recorded in the first quarter of 1998 to provide for a litigation-related cost contingency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should refer to the financial statements included in this prospectus in evaluating the material presented below.

OVERVIEW

     We are an independent oil and natural gas exploration, development and production company with principal operations in the Gulf and along the U.S. Gulf Coast. Our strategy is to profitably increase reserves, production and cash flow primarily through the drillbit with a heavy emphasis on the deepwater Gulf.


     During 1998 and the first nine months of 1999 we:



     - made an exploratory discovery in the deepwater Gulf on the Aconcagua prospect located in 7,100 feet of water, making us six of ten in deepwater Gulf exploratory test wells drilled since our acquisition from Hardy;


     - added net reserves in 1998 of 48.1 Bcfe, which were approximately 200% of our 1998 production of 24.2 Bcfe;

     - commenced production from the Dulcimer deepwater project in April 1999, 14 months after discovery;


     - added 20 deepwater blocks from successes at three Gulf lease sales, giving us 125 blocks in the Gulf with 72 in the deepwater Gulf as of September 30, 1999; and


     - sold a 63% interest in the Pluto deepwater exploitation project to Burlington Resources, retaining a 37% working interest, which will increase to 51% after payout.


     We expect capital expenditures for 1999 to be approximately $63 million and for 2000 to be approximately $110 million, which we intend to use to explore, develop and continue to build our prospect inventory. We expect to fund our capital expenditures by a combination of proceeds of the offering, internally generated cash flow and borrowings against our revolving credit facility.


     Our revenue, profitability, access to capital and future rate of growth are heavily influenced by the price we receive for our production. The markets for oil, natural gas and natural gas liquids have been historically volatile and may continue to be volatile in the future. We regularly enter into hedging transactions for our oil and natural gas production and intend to continue doing so. These transactions may limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the hedges. These hedges also may expose us to the risk of financial loss in some circumstances, including possibly instances in which our production is less than expected or there is an unexpected event materially affecting prices.

     Another significant factor affecting us will be competition, both from other sources of energy such as electricity and from within the industry. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us, which can be particularly important in deepwater Gulf activities. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit.


     We use the full cost method of accounting for our investments in oil and natural gas properties. Under this methodology, all costs of exploration, development and acquisition of oil and natural gas reserves are capitalized into a "full cost pool" as incurred and properties in the pool are depleted and charged to operations using the unit-of-production method based on a ratio of current production to total proved oil and natural gas reserves. To the extent that capitalized costs less deferred applicable taxes exceed the present value, using a 10% discount rate, of estimated future net cash flows from proved oil and natural gas reserves and the lower of cost or fair market value of unproved properties, the excess costs are charged to operations. Capitalized costs are net of accumulated depreciation, depletion and amortization. If a writedown were required, it would result in a charge to earnings but would not have an impact on cash flows.


     Our results of operations may vary significantly from year to year based on the factors discussed above and on other factors such as exploratory and development drilling success, curtailments of production due to workover and recompletion activities and the timing and amount of reimbursement for overhead costs we receive from co-owners. Therefore, the results of any one year may not be indicative of future results.

RESULTS OF OPERATIONS

     The following table shows information related to our oil and natural gas production, average sales price received and expenses per unit of production during the periods indicated.


                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
PRODUCTION DATA:
  Oil (MBbls)................................      750       977       786       625       502
  Natural gas (MMcf).........................   20,429    18,004    19,477    14,591    15,559
  Natural gas equivalent (MMcfe).............   24,929    23,866    24,193    18,341    18,571
  Average daily production (MMcfe)...........       68        65        66        67        68
AVERAGE REALIZED SALES PRICES (INCLUDING
  EFFECTS OF HEDGING):
  Oil (per Bbl)..............................  $ 18.04   $ 18.48   $ 12.80   $ 13.27   $ 14.12
  Natural gas (per Mcf)......................     2.29      2.48      2.39      2.42      2.06
  Natural gas equivalent (per Mcfe)..........     2.42      2.63      2.34      2.38      2.10
EXPENSES (PER MCFE):
  Lease operating............................     0.36      0.39      0.41      0.41      0.45
  General and administrative, net(1).........     0.13      0.13      0.20      0.19      0.22
  Depreciation, depletion and amortization,
     before impairment provision.............     1.25      1.33      1.40      1.36      1.26


-------------------------

(1) General and administrative expenses are presented net of amounts capitalized under the full cost method of accounting and overhead reimbursements we received from owners of working interests in the properties we operate.


     NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998



     Net production increased 1% to 18.6 Bcfe for the first nine months of 1999 from 18.3 Bcfe for the same period of 1998. Production from our offshore Gulf properties increased to 13.0 Bcfe in the nine-month period from 9.6 Bcfe in the same period of 1998, as a result of production commencing from a new well in the Dulcimer field located in Garden Banks block 367 and two new wells in the Rembrandt field located in Galveston block 151. This increase was offset by reduced production from our Sandy Lake field onshore Texas. We anticipate that our total production for the remainder of 1999 will increase as a result of the expected commencement of production from the Pluto field in the fourth quarter.



     Hedging activities for the first nine months of 1999 decreased our average realized natural gas price received by $0.24 per Mcf and revenues by $3.8 million, compared with an increase of $0.12 per Mcf and revenues of $1.8 million. Our hedging activities with respect to crude oil for the first nine months of 1999 reduced the average sales price received by $1.32 per Bbl and revenues by $0.7 million. There were no oil hedges in 1998.

     Oil and gas revenues decreased 10% to $39.1 million for the first nine months of 1999 from $43.6 million for the comparable period of 1998 due to a 12% decrease in realized prices to $2.10 per Mcfe in the first nine months of 1999 from $2.38 per Mcfe in the same period last year. This decrease was offset in part by the production increase discussed above.



     Lease operating expenses increased 11% to $8.4 million for the first nine months of 1999 from $7.6 million for the comparable period of 1998 due to the higher offshore production discussed above and well workovers on three offshore wells and two wells in our Sandy Lake field.



     Depreciation, depletion, and amortization expense decreased 6% to $23.5 million for the first nine months of 1999 from $25.0 million for the comparable period of 1998 as a result of the decrease in the unit-of-production depreciation, depletion and amortization rate to $1.26 per Mcfe from $1.36 per Mcfe. This decrease was offset in part by a 1% increase in equivalent volumes produced. The lower rate for the first nine months of 1999 was primarily due to the $50.8 million non-cash full cost ceiling test impairment recorded in 1998.



     General and administrative expenses, which are net of overhead reimbursements we received from other working interest owners, increased 17% to $4.0 million for the first nine months of 1999 from $3.4 million for the comparable period of 1998 due to increased personnel-related costs in 1999 required for us to pursue our deepwater Gulf exploration and development plan.



     Interest expense for the first nine months of 1999 increased 55% to $14.8 million from $9.5 million for the comparable period of 1998, due to additional borrowings under our affiliate credit facilities with Enron totalling $75 million, which were entered into subsequent to the second quarter of 1998.



     Income (loss) before income taxes was a $11.5 million loss for the first nine months of 1999, primarily as a result of the oil and gas revenue decreases and increased expenses discussed above.


     1998 COMPARED TO 1997


     Net production increased 1% to 24.2 Bcfe in 1998 from 23.9 Bcfe in 1997. Natural gas production increased by 1.5 Bcf, or 8%, to 19.5 Bcf from 18 Bcf. Natural gas production from our offshore properties decreased 0.3 Bcf, or 3%, due to the natural production decline offset by the addition of two offshore properties, while natural gas production from our onshore properties increased
1.8 Bcf, or 32%.



     Oil and natural gas revenues for 1998 decreased by $6.1 million, or 10%, compared to 1997 due to decreased oil and natural gas sales prices partially offset by the production increase described above. The average realized sales price of natural gas decreased 4%, to $2.39 per Mcf in 1998 from $2.48 per Mcf in 1997, while the average realized oil sales price decreased by 31% to $12.80 per Bbl in 1998 from $18.48 per Bbl in 1997.


     Hedging activities in 1998 increased our average realized natural gas sales price received by $0.12 per Mcf and revenues by $2.3 million. In 1997, our natural gas hedging activities decreased the average realized natural gas sales price received by $0.22 per Mcf and revenues by $3.9 million. We had no hedging activities for oil in 1998. Our hedging activities with respect to crude oil during 1997 reduced the average sales price received by $0.63 per Bbl and revenues by $0.6 million. During 1998, approximately 40% of our equivalent production was subject to hedge positions compared to 60% in 1997.


     Lease operating expenses increased 5% to $9.9 million for 1998 from $9.4 million for 1997. Lease operating expense per Mcfe increased to $0.41 per Mcfe for 1998 from $0.39 per Mcfe for 1997, due to higher fixed costs associated with offshore properties.


     Depreciation, depletion and amortization expense increased 7% to $33.8 million for 1998, from $31.7 million for 1997, as a result of a 5% increase in the unit-of-production depreciation, depletion and amortization rate to $1.40 per Mcfe from $1.33 per Mcfe, due primarily to increased drilling and completion costs, and a 1% increase in equivalent volumes produced.

     Impairment of oil and gas properties of $50.8 million was recorded in the fourth quarter of 1998 for a non-cash full cost ceiling test impairment using prices in effect at December 31, 1998. During the first quarter of 1997, a $28.5 million non-cash full cost ceiling writedown was also recorded due to low commodity prices in effect as of the end of that period.


     A provision for litigation of $2.8 million was provided to reflect the settlement of a lawsuit with one of our joint interest partners over damages claimed due to our refusal to drill an additional well in the Sandy Lake field.



     General and administrative expenses, which are net of overhead reimbursements received from other working interest owners on properties operated by us, increased 49% to $4.7 million in 1998, up from $3.2 million in 1997, due to higher employment levels to build the necessary expertise for deepwater Gulf projects and related office costs in 1998. General and administrative expense increased $0.07 per Mcfe from 1997 to 1998.



     Interest expense increased 26% to $13.4 million for 1998, from $10.6 million for 1997, due to the 47% increase in average outstanding debt to $151.4 million in 1998, from $103.2 million in 1997, which was partially offset by a 10% decrease in the average interest rate paid on outstanding debt to 9.33%, from 10.38%.


     Income (loss) before income taxes decreased to a loss of $58.4 million for 1998, from a loss of $20.2 million for 1997, as a result of the factors described above.

     1997 COMPARED TO 1996


     Net production decreased 4% to 23.9 Bcfe in 1997 from 24.9 Bcfe in 1996. Natural gas production decreased by 2.4 Bcf, or 12%, to 18 Bcf from 20.4 Bcf. Natural gas production from our offshore properties decreased 3.8 Bcf or 23%, due to natural production decline, while natural gas production from our onshore properties increased 1.4 Bcf or 34%, due to the capacity expansion of the Sandy Lake Central facility, which became operational in the first quarter of 1997. Oil and condensate production increased by 227 MBbls to 977 MBbls from 750 MBbls, also due to the expansion of our Sandy Lake Central facility, offset in part by a decrease in other onshore oil production resulting from the sale of non-core Permian Basin properties in early 1996.



     Oil and natural gas revenues for 1997 increased by $2.4 million, or 4%, compared to 1996. The increase was the result of increased oil and natural gas sales prices, offset in part by the production decrease described above. The average realized sales price of natural gas increased 8%, to $2.48 per Mcf in 1997 from $2.29 per Mcf in 1996, while the realized oil sales price increased by 2% to $18.48 per Bbl in 1997 from $18.04 per Bbl in 1996.


     Hedging activities for 1997 reduced our average realized natural gas sales price received by $0.22 per Mcf and revenues by $3.9 million. In 1996, our natural gas hedging activities decreased the average realized sales price received by $0.18 per Mcf and revenues by $3.7 million. Hedging activities of our crude oil during 1997 reduced the average sales price we received by $0.63 per Bbl and our revenues by $0.6 million, compared with a reduction in the average realized sales price of $2.55 per Bbl and revenues of $1.9 million during 1996. During 1997, approximately 60% of our equivalent production was subject to hedge positions compared to 64% in 1996.


     Lease operating expenses increased 6% to $9.4 million for 1997, from $8.9 million for 1996. Lease operating expense per Mcfe increased to $0.39 for 1997 from $0.36 for 1996, due to relatively fixed operating expenses spread over reduced production volumes.



     Depreciation, depletion and amortization expense increased 2% to $31.7 million for 1997, from $31.1 million for 1996, as a result of a 6% increase in the unit-of-production depreciation, depletion and amortization rate to $1.33 per Mcfe from $1.25 per Mcfe, due to increased drilling and completion costs, partially offset by a 4% reduction in equivalent volumes produced.

     Impairment of oil and natural gas properties of $28.5 million was recorded in the first quarter of 1997 for a non-cash full cost ceiling test impairment due to relatively low commodity prices in effect at March 31, 1997. During the second quarter of 1996, a $22.5 million full cost ceiling writedown was recorded in conjunction with our acquisition from Hardy.


     General and administrative expenses, which are net of overhead reimbursements received by us from other working interest owners on properties operated by us, increased 3% to $3.2 million in 1997, up from $3.1 million in 1996, due primarily to higher employment and office costs in 1997 which were almost entirely offset by increased overhead reimbursements during 1997. Accordingly, there was no change in general and administrative expense per Mcfe of $0.13 for both 1997 and 1996.

     Interest expense decreased 5% to $10.6 million for 1997, from $11.1 million for 1996, due primarily to the 9% decrease in our average outstanding debt to $103.2 million in 1997, from $113.2 million in 1996, which decrease was partially offset by a 7% increase in our average interest rate paid on outstanding debt to 10.38%, from 9.68%. During 1996, we wrote off $2.4 million of loan fees related to debt incurred in connection with the management-led buyout in the second quarter of 1996. Interest income also decreased 83% to $0.5 million for 1997, from $2.7 million for 1996, due primarily to the retirement of receivables from affiliates resulting from the acquisition by management of our stock.

     Income (loss) before income taxes decreased to a loss of $20.2 million for 1997, from a $16 million loss for 1996, as a result of the factors described above.

LIQUIDITY, CAPITAL EXPENDITURES AND CAPITAL RESOURCES

    CASH FLOW


     As of September 30, 1999, we had a working capital deficit of approximately $97.4 million, compared to a working capital deficit of $30.7 million at December 31, 1998. The increase was attributable to $50 million of additional short-term affiliate credit facilities, the reclassification of $25 million of an affiliate credit facility previously classified as long-term and payment of accounts payable and accrued liabilities. This increase was offset in part by a $9.1 million reduction in accounts payable and accrued liabilities. We expect our 1999 capital expenditures, including capitalized indirect costs and reduced by proceeds from the sale of 63% of our Pluto project, to be approximately $63 million, which would exceed cash flow from operations. We expect our 2000 capital expenditures to be approximately $110 million, which would exceed cash flow from operations for 2000. We cannot assure you that our access to capital will be sufficient to meet our needs for capital. As such, we may be required to reduce our planned capital expenditures and forego planned exploratory drilling or monetize portions of our proved reserves or undeveloped inventory if additional capital resources are not available to us on terms we consider reasonable.


     Our primary sources of cash during the three year period ended December 31, 1998 were funds generated from operations, proceeds from the sale of oil and gas properties, proceeds from the issuance of notes, bank borrowings and capital contributions by our former and present parent companies. Primary uses of cash for the same period were funds used in exploration and production activities, repayment of notes and bank debt, and the purchase of Hardy Oil & Gas USA, Inc.


     Our primary sources of cash during the first nine months of 1999 were from $50 million in proceeds from affiliate credit facilities provided by Enron. The primary uses of cash for the same period were $43.7 million for capital expenditures, $10.7 million in net payments on our revolving credit facility and $9.1 million for the reduction of accounts payable. The $43.7 million for capital expenditures is net of $19.8 million in proceeds from the sale of a partial interest in the Pluto project.



     We had a net cash inflow of $1.3 million for the nine months ended September 30, 1999, and a net cash outflow of $8.3 million in 1998, compared to a net cash outflow of $1.7 million in 1997 and a net cash inflow of $10.8 million in 1996. A discussion of the major components of cash flows for these periods follows.


                                                                                    NINE MONTHS
                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                        ------------------------   --------------
                                                         1996     1997     1998    1998     1999
                                                        ------   ------   ------   -----   ------
                                                                                    (UNAUDITED)
Net cash provided by (used for) our operating
activities
(in millions).........................................  $44.3    $52.9    $40.3    $18.9   $  5.7



     Net cash provided by our operating activities was $5.7 million in the first nine months of 1999, a decrease of $13.2 million for the same period of 1998 primarily due to decreased oil and gas prices and changes in working capital. Cash provided by our operating activities in 1998 decreased by $12.6 million compared to 1997 primarily due to decreased oil and gas prices. Cash from our operating activities in 1997 increased by $8.6 million from 1996 primarily due to increased oil and gas prices and changes in our working capital.



                                                                                  NINE MONTHS
                                                                                     ENDED
                                                      YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                      -----------------------   ---------------
                                                       1996    1997     1998     1998     1999
                                                      ------   -----   ------   ------    -----
                                                                                  (UNAUDITED)
Net cash used in our investing activities (in
millions)...........................................  $221.8   $68.9   $141.9   $103.6    $43.7



     Net cash used in our investing activities for the first nine months of 1999 decreased to $43.7 million from $103.6 million for the same period of 1998 due to fewer exploratory leasehold acquisitions, lower exploratory drilling expenditures and the 63% sale of our Pluto project. Cash used in our investing activities in 1998 increased by $73 million compared to 1997 primarily due to increased capital expenditures to acquire leasehold inventory. Cash flows used in our investing activities in 1997 decreased by $152.9 million compared to 1996 primarily because in 1996 cash was used to fund our acquisition of Hardy Oil & Gas USA, Inc. for $184.7 million. This decrease was partially offset by an increase of $22.6 million for capital expenditures for oil and gas properties in 1997 over 1996 and $7.5 million lower proceeds from the sale of oil and gas properties in 1997 from 1996.



                                                                                     NINE MONTHS
                                                                                        ENDED
                                                         YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                        -------------------------   --------------
                                                         1996      1997     1998    1998     1999
                                                        -------   ------   ------   -----    -----
                                                                                     (UNAUDITED)
Net cash provided by our financing activities (in
millions).............................................  $188.3    $14.3    $93.2    $76.0    $39.3



     Net cash provided by our financing activities was $39.3 million for the first nine months of 1999 compared to $76.0 million for the same period in 1998. Our primary source of cash for the first nine months of 1999 was $50 million from the credit facilities with Enron, offset in part by a net $10.7 million repayment of borrowings under our revolving credit facility. Cash provided by our financing activities in 1998 increased by $78.9 million as compared to 1997 due to us receiving approximately $28.8 million in equity contributions and $64.4 million from our revolving credit facilities. Cash provided by our financing activities in 1997 decreased by $174 million compared to 1996 primarily because in 1996 cash was provided by $92.2 million of equity contributed by our shareholders and the issuance of $99.5 million of senior subordinated notes, offset in part by proceeds of borrowings from the revolving credit facility in 1997 of $14 million.


     CHANGES IN PRICES AND HEDGING ACTIVITIES

     The energy markets have historically been very volatile. We cannot assure you that oil and natural gas prices will not be subject to wide fluctuations in the future. In an effort to reduce the effects of the volatility of the price of oil and natural gas on our operations, we have adopted a policy of hedging oil and natural gas prices from time to time through the use of commodity futures, options and swap agreements. While the use of these hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

     The following table shows the increase (decrease) in our oil and gas sales as a result of hedging transactions and the effects of hedging transactions on prices during the periods indicated.


                                                                              NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                 --------------------------   ------------------
                                                  1996      1997      1998     1998       1999
                                                 -------   -------   ------   -------   --------
                                                                                 (UNAUDITED)
Increase (decrease) in our natural gas sales
(in thousands).................................  $(3,701)  $(3,931)  $2,337   $1,777    $(3,818)
Increase (decrease) in our oil sales (in
  thousands)...................................   (1,912)     (614)      --       --       (666)
Effect of hedging transactions on our average
  gas sales price (per Mcf)....................    (0.18)    (0.22)    0.12     0.12      (0.24)
Effect of hedging transactions on our average
  oil sales price (per Bbl)....................    (2.55)    (0.63)      --       --      (1.32)



     The following table shows our open hedging positions as of September 30, 1999.



                                                                    PRICES
                                               NOTIONAL    ------------------------
TIME PERIOD                                   QUANTITIES   FLOOR   CEILING   FIXED      FAIR VALUE
-----------                                   ----------   -----   -------   -----    --------------
                                                                                      (IN THOUSANDS)
NATURAL GAS (MMBTU)
  July 1 -- October 31, 1999................      1,860    $1.85    $2.05    $   --      $(1,042)
     November 1 -- December 31, 1999
       Fixed Price Swap.....................      2,684       --       --      2.18       (1,759)
       Market Sensitive Swap................      1,220       --       --      2.60          303
  January 1 -- December 31, 2000
       Fixed Price Swap.....................     10,980       --       --      2.18       (5,215)
       Market Sensitive Swap................      1,820       --       --      2.60          404
  January 1 -- December 31, 2001
       Fixed Price Swap.....................      4,380       --       --      2.18       (1,920)
  January 1 -- October 31, 2002
       Fixed Price Swap.....................      1,824       --       --      2.18         (774)
CRUDE OIL (BBLS)
  October 1 -- December 31, 1999............    110,400       --       --     16.54         (868)
  November 1 -- December 31, 1999...........     94,583       --       --     19.89         (418)
  January 1 -- December 31, 2000............  1,481,991       --       --     18.72       (3,364)



     We purchased two natural gas call options for November 1999 and December 1999 for a cumulative notional quantity of 1,098 MMBtu at exercise prices of $4.25 per MMBtu for November and $4.50 per MMBtu for December. Hedging arrangements for 1999 cover approximately 70% of our anticipated equivalent production for the year. Hedging arrangements for 2000, 2001 and 2002 cover approximately 41% for 2000, 9% for 2001 and 3% for 2002 of our anticipated equivalent production. The fair value for our hedging instruments was determined based on brokers' forward price quotes and NYMEX forward price quotes as of September 30, 1999. As of September 30, 1999, a commodity price increase of 10% would have resulted in an unfavorable change in the fair value of our hedging instruments of $8.5 million and a commodity price decrease of 10% would have resulted in a favorable change in the fair value of our hedging instruments of $8.5 million.


     Mariner Energy, Inc.'s senior subordinated notes have a fixed rate and, therefore, do not expose us to risk of earnings loss due to changes in market interest rates. However, we are subject to interest rate risk under our revolving credit facility and affiliate credit facilities with Enron. For example a 10% increase in the London Interbank Offered Rate would have increased our 1998 interest expense by $0.3 million. The carrying value of the revolving credit facility and affiliate credit facilities approximates market since these instruments have floating interest rates. The market value of the senior subordinated notes was approximately $100 million based on borrowing rates available at the end of the periods presented.


     CAPITAL EXPENDITURES AND CAPITAL RESOURCES


     The following table presents major components of our capital and exploration expenditures for each of the three years in the period ended December 31, 1998 and the nine month periods ended September 30, 1998 and 1999.



                                                                                    NINE MONTHS
                                                                                       ENDED
                                                        YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                       -------------------------   --------------
                                                        1996     1997     1998      1998    1999
                                                       ------   ------   -------   ------   -----
                                                                                    (UNAUDITED)
CAPITAL EXPENDITURES (IN MILLIONS):
  Leasehold acquisition -- unproved properties.......  $14.3    $21.6    $ 43.1    $ 43.8   $ 1.2
  Leasehold acquisition -- proved properties.........     --      3.2        --        --      --
  Oil and natural gas exploration....................   22.7     27.4      35.7      19.3     3.8
  Oil and natural gas development and other..........    9.6     16.7      63.1      40.5    38.7
                                                       -----    -----    ------    ------   -----
TOTAL CAPITAL EXPENDITURES...........................  $46.6    $68.9    $141.9    $103.6   $43.7
                                                       =====    =====    ======    ======   =====



     Our capital expenditures for the first nine months of 1999 were $63.5 million, excluding the $19.8 million related to our sale of a 63% working interest in the Pluto project. Our capital expenditures included $17.2 million for exploration activities, $39.5 million for development activities and $6.8 million of capitalized indirect costs. Included in exploration expenditures was $8.9 million for lease bonus payments on three deepwater Gulf blocks awarded to us in the March 1999 Central Gulf lease sale.


     Our total capital expenditures for 1998 were $73 million more than 1997. The increase was due primarily to:

     - our continued focus on building and evaluating our exploration and exploitation prospect inventory, as evidenced by the increase in both leasehold acquisition of unproved properties and oil and gas exploration, and

     - increased development related spending, both to acquire additional interests in existing proved properties and to develop successful exploratory prospects.

     Total capital expenditures for 1997 were $22.3 million more than 1996. The increase was due primarily to:

     - our continued focus on building and evaluating our exploration and exploitation prospect inventory, as evidenced by the increase in both leasehold acquisition -- unproved properties and geological and geophysical expenditures; and

     - our increased development related spending, both to acquire additional interest in an existing proved property and in development expenditures on successful exploratory prospects.


     Our capital expenditure plan for the fourth quarter of 1999 includes drilling three or four exploratory wells, including two in the deepwater Gulf. The majority of our share of exploratory costs on one of the anticipated deepwater Gulf wells would be covered by our partners in the well. We also expect to drill two development wells and to complete the drilling of the production well and related facilities necessary for our Pluto project to commence production in the fourth quarter of 1999. We also have entered into an agreement with an affiliate to sell the Pluto flow line and related facilities, and we entered into a firm transportation agreement for the flow line. We expect our capital expenditures for 1999, including capitalized indirect costs and reduced by proceeds from the sale of 63% of our Pluto deepwater Gulf exploitation project, to be approximately $63 million.



     Our planned capital expenditures for 2000 total approximately $110 million. The plan includes approximately $20 million to drill four exploratory wells, all in the deepwater Gulf. Our share of exploratory well costs on one of these deepwater wells will be paid by our partners. Our plan anticipates spending approximately $20 million to acquire deepwater lease blocks and to build our seismic inventory. We also anticipate expenditures of approximately $60 million for development projects, including our Apia, Black Widow and Aconcagua projects, and costs that are contingent on the success of our future exploratory drilling.



     Our debt outstanding as of September 30, 1999 was approximately $217.4 million, including $99.7 million of senior subordinated notes, $42.7 million drawn on our revolving credit facility, both of which we classified as long-term debt, $50 million drawn on our Enron credit facility and $25 million on our senior credit facility. Following our semi-annual borrowing base redetermination completed in October 1999, our borrowing base under the revolving credit facility was reaffirmed at $60 million. In April 1999, we established a $25 million senior credit facility with Enron to obtain funds needed to execute our 1999 capital expenditure program and for short-term working capital needs. As of September 30, 1999, we had fully drawn this facility. The $50 million drawn on our Enron credit facility provides for an optional conversion by Enron to our common shares for the outstanding debt and accrued interest at a rate of $14.58 per common share.



     Our revolving credit facility and the senior subordinated notes contain various restrictive covenants that, among other things, restrict the payment of dividends, limit the amount of debt Mariner Energy, Inc. may incur, limit Mariner Energy, Inc.'s ability to make certain loans, investments, enter into transactions with affiliates, sell assets, enter into mergers, limit Mariner Energy, Inc.'s ability to enter into certain hedge transactions and provide that Mariner Energy, Inc. must maintain specified relationships between cash flow and fixed charges and cash flow and interest on indebtedness. In addition, restrictions on Mariner Energy, Inc. in the revolving credit facility and the senior subordinated notes effectively restrict us from using Mariner Energy, Inc.'s assets or cash flow to satisfy interest or principal payments for our senior credit facility with Enron. We expect to repay the facilities from internally generated cash flows or from proceeds of the offering.


     In the second quarter of 1998, management shareholders and an affiliate of Enron contributed $28.8 million of net equity capital, which was used to reduce borrowings on our revolving credit facility and to supplement funding of our 1998 capital expenditure plan.

     In future periods, our capital resources may not be sufficient to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness. We cannot assure you that anticipated growth will be realized, that our business will generate sufficient cash flow from operations or that future borrowings or equity capital will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures. In addition, depending on the levels of our cash flow and capital expenditures, we may need to refinance a portion of the principal amount of our senior subordinated debt at or prior to maturity. However, we cannot assure you that we would be able to obtain financing on acceptable terms to complete a refinancing.

     We expect to fund our activities in the remainder of 1999 and for 2000 through a combination of proceeds of the offering, cash flow from operations and borrowings under our revolving credit facility. However, we cannot assure you that we will realize our anticipated growth, that our business will generate sufficient cash flow from operations or that future borrowings or equity capital will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures.

YEAR 2000 COMPLIANCE

     The year 2000 issue concerns the ability of information technology and non-information technology systems and processes to recognize and process properly date-sensitive information before, during and after December 31, 1999.

     STATE OF READINESS

     We have been following a year 2000 project life cycle methodology that includes the following phases:

     - an initial assessment and inventory of our year 2000 issues;

     - the development of a detailed plan to address our year 2000 issues;

     - the testing of our systems with year 2000 issues;

     - the remediation and upgrade of our year 2000 issues;

     - contingency planning related to our worst-case scenarios; and

     - an assessment of our business partners' readiness.


     We had completed the first three phases and have substantially completed the remediation and upgrade phase as of October 31, 1999. We are now finalizing the contingency planning and business partner readiness phases.


     We conducted the initial assessment and inventory phase in February 1999. This phase consisted of an assessment of all computer automation in the following areas:

     - business application systems;

     - information technology infrastructure and computing environment;

     - geophysical and exploration hardware and software;

     - field automation and process control;

     - communications; and

     - corporate office infrastructure.


     Our initial assessment and inventory results showed that, according to third-party providers, manufacturers and vendors, over 90% of these items were year 2000-ready. We are currently executing a detailed plan to remediate the remaining 10%. As of October 31, 1999, we were approximately 97% complete with all known items that require replacement or remediation. The one remaining remediation item, integrating non-compliant operations control system to an existing year 2000-ready system at the Garden Banks 367, is in progress and has an expected completion date of November 22, 1999.


     Because the year 2000 issue is a unique event with no historical perspective, we cannot guarantee we will have no year 2000 problems or that these problems will not be material. However, we are taking reasonable measures to prevent year 2000 business process failures. We are following a structured plan, we have established an executive committee to oversee the plan and we have recently completed various technology updates.

     BUSINESS PARTNER READINESS


     The year 2000 issue affects all of our customers, vendors and other key business partners. Therefore, we have implemented a business partner readiness program and we completed the assessment of all key business partners. Our assessment procedures include the following:


     - directly contacting the business partner;

     - accessing the business partner's web site; or

     - reviewing the business partner's Securities and Exchange Commission filings.


     This program was substantially completed as of October 31, 1999.


     COSTS TO ADDRESS YEAR 2000 ISSUES

     Our costs directly related to the year 2000 issue have been approximately $110,000, including external consulting fees. Approximately $50,000 of this amount has been capitalized and attributed to the replacement of desktop and server hardware acquisitions. We expensed the remaining $60,000. We do not expect to incur any additional costs directly related to the year 2000 issue. However, we cannot assure you that we will not incur additional costs.

     YEAR 2000 RISK FACTORS

     Our most significant year 2000 risk factor relates to the readiness of third-party hardware and software manufacturers and key business partners. We are relying on their responses that they will be ready. However, we cannot assure you that these third parties will be ready or predict with certainty the effect of their unreadiness.

     Our most likely "worst case" scenarios are:

     - prolonged loss of power or mechanical failure that could jeopardize our production and transportation operations;

     - third-party suppliers' failure to deliver production supplies, which failure would adversely affect our drilling and production process; and

     - our inability to process financial transactions with banks or to bill, receive or process payments from customers.

     CONTINGENCY PLANS


     We have developed initial drafts of written contingency plans that address each of our worst case scenarios. We expect to finalize these drafts by November 22, 1999.



     Statements in this section are "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act. This act does not protect against matters arising under federal securities laws.


RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. We are currently evaluating what effect, if any, SFAS No. 133 will have on our financial statements. We will adopt this statement no later than January 1, 2001.

                            BUSINESS AND PROPERTIES

ABOUT MARINER


     Mariner Energy is an independent oil and natural gas exploration, development and production company with principal operations in the Gulf of Mexico and along the U.S. Gulf Coast. Our increasing focus on Gulf water depths greater than 600 feet, or the deepwater, since the early 1990s has made us one of the most experienced independent operators in the deepwater Gulf. We have been an active explorer in the Gulf Coast area since the mid-1980s, when we operated as Hardy Oil & Gas USA Inc., and have increased our production and reserve base through the exploitation and development of internally generated prospects, which we refer to as growth "through the drillbit." Members of our senior management team, most of whom have worked together for over 15 years, and an affiliate of Enron led a buyout of Mariner from Hardy Oil & Gas, plc in April 1996. We believe that our operating experience, exploration expertise, extensive deepwater lease inventory and seasoned management team give us a unique competitive advantage with substantial growth potential.



     Since beginning deepwater operations in 1994, we have:



     - operated seven successful subsea development projects in water depths of 400 feet to 2,700 feet;



     - developed three deepwater exploitation projects acquired from major oil companies, including our Pluto project;



     - discovered six new fields in ten deepwater Gulf exploration tests, including a recent potentially significant discovery at our Aconcagua prospect;



     - acquired 64 deepwater Gulf lease blocks, most of which are free of royalty payment obligations; and



     - built an inventory of 18 exploration prospects as of September 30, 1999, including 14 prospects in the deepwater Gulf.



     Ryder Scott Company estimated that we had proved reserves of 175.8 Bcfe as of September 30, 1999, of which 69% were natural gas and 31% were oil and condensate. For the nine months ended September 30, 1999, we produced an average of 68 MMcfe per day.



     We expect our production levels and operating cash flow to increase significantly based on production from our Dulcimer project, which began in April 1999, and our Pluto project, which we expect to begin producing in the fourth quarter of 1999 at a rate of approximately 30 to 40 MMcfe per day net to our interest. We expect further increases on commencement of production from our Apia and Black Widow projects, currently scheduled for the second quarter and third quarter of 2000, respectively. We also expect to drill eight of our exploration prospects by the end of 2000, including six deepwater Gulf prospects with potential to add significant quantities of proved reserves and future production.



     Our planned capital expenditures for 2000 consist of approximately $110 million for leasehold acquisition, exploration drilling and development projects, compared to our planned capital expenditures of approximately $63 million for 1999.



COMPETITIVE STRENGTHS


     We have several competitive strengths that we believe will allow us to compete successfully in oil and natural gas exploration, production and development activities in the Gulf:

     EARLY ENTRY INTO THE DEEPWATER GULF. We began focusing in the deepwater Gulf in 1992 as one of the first independent oil and natural gas companies to recognize the opportunity for acquiring smaller deepwater discoveries not meeting a large company's field size threshold and for partnering with major oil companies to develop these discoveries. We believe our seven years in the deepwater Gulf have provided us with the geophysical and geological skills, operating expertise and relationships necessary to operate successfully in the deepwater. Our deepwater Gulf expertise includes:

     - a strong understanding of the geology and geophysics of the deepwater
       Gulf;

     - familiarity with challenges peculiar to operating in the deepwater Gulf; and

     - relationships with vendors, major oil companies and other partners having complementary skills and knowledge of the area.


     SUBSTANTIAL ACREAGE, SEISMIC DATA AND PROSPECT INVENTORY. Our Gulf leasehold inventory as of September 30, 1999, consisted of 125 lease blocks, including 72 in the deepwater. Our prospect inventory includes 18 exploration prospects, 14 of which are in the deepwater Gulf. We expect to drill eight of our exploration prospects by the end of 2000, six of which are in the deepwater Gulf. Our seismic database includes 3-D seismic that covers approximately 7,500 square miles of the Gulf and modern 2-D seismic that covers more than 250,000 miles of the deepwater Gulf. We internally generate substantially all of our exploration and exploitation prospects using 3-D seismic data.


     EXPERIENCED OPERATIONS AND TECHNICAL STAFF AND MANAGEMENT. Our 12 geoscientists average more than 20 years of experience in the exploration and production business, including extensive experience in the deepwater Gulf and with major oil companies. Our four deepwater operations managers average over 25 years of experience with major oil companies and large independents around the world. Most of our senior management team participated in our acquisition from Hardy and have worked together for over 15 years. Management and other key personnel currently own approximately 4% of the common shares and have options that, if exercised, would increase their ownership to 17%. We believe that management's ownership aligns its interests with those of other shareholders.

STRATEGY


     Our business strategy is to increase reserves, production and cash flow profitably by emphasizing growth through the drillbit in the deepwater Gulf, and consists primarily of the following elements:



     FOCUS ON THE DEEPWATER GULF. With our current prospect and seismic inventory and many more deepwater Gulf lease blocks scheduled to become available via lease sales, we believe we are well-positioned to increase our deepwater Gulf activity and to continue to generate and exploit economically attractive prospects. We intend to continue:



     - exploring below the reserve potential threshold of the major oil companies; and



     - generating prospects and operating projects within our expertise but beyond the capability of most independents.



     PURSUE A BALANCED PORTFOLIO APPROACH TO OUR DRILLING PROGRAM. We target four to eight new prospects each year, with a strong deepwater Gulf emphasis. The program is designed to provide reserve replacement and production growth through low-risk deepwater exploitation projects and opportunities for substantial growth through moderate-risk exploration prospects that can significantly increase our reserve base. We intend to use up to 90% of our available capital on deepwater Gulf exploration and exploitation projects. We focus on the deepwater Gulf because of:



     - the potential for discovery of large hydrocarbon deposits;


     - relatively favorable reservoir characteristics;

     - the prevalence of 3-D seismic direct hydrocarbon indicators;

     - the relatively under-explored nature of the deepwater Gulf;

     - the recent advances in deepwater production technology that reduce development costs and expedite production; and

     - the favorable operating margins resulting from generally favorable prices for Gulf production and lower operating costs per unit. These lower costs per unit are associated with prolific wells, concentration of labor and equipment, absence of severance and ad valorem taxes and generally lower royalties.


     INTERNALLY GENERATE MOST OF OUR PROSPECTS. By internally generating most of our prospects, we believe we have better control over the quality of the prospects in which we participate, thereby increasing our chances for commercial success. Almost all of our inventory of 18 exploration prospects as of September 30, 1999, were internally generated by our staff of 12 geoscientists, which has extensive experience in the deepwater Gulf. Through our technical staff's understanding of the geology and geophysics of the deepwater Gulf and our inventory of leasehold blocks and seismic data, we intend to continue to generate the majority of our prospects internally.


     MANAGE DEEPWATER RISKS BY CONTROLLING COSTS. A key to our growth and operations in the deepwater Gulf is controlling our costs. To control our costs, we intend to:

     - target projects with gross drilling costs of less than $20 million;

     - use 3-D seismic analysis to analyze direct hydrocarbon indicators;

     - operate the wells in which we participate;

     - limit projects generally to drilling depths of less than 10,000 feet below the sea floor;

     - use our expertise in existing technology, including subsea production technology, to reduce our capital expenditures and accelerate the commencement of production; and

     - use the strong business relationships that we have developed with service companies to reduce our costs.

     MANAGE DEEPWATER RISKS THROUGH COMPLEMENTARY OPERATIONS AND RISK SPREADING. A key to our strategy is managing our deepwater exploration risks through complementary operations and risk spreading. To further this strategy, we intend to:

     - complement our exploration activities by developing exploitation projects, such as the Pluto project, and making strategic acquisitions of additional deepwater interests;

     - maximize production from our proved onshore and shallow water properties to supplement our cash flow;

     - maintain a risk-weighted, diversified portfolio of drilling opportunities; and


     - sell a portion of our working interests to industry partners, typically on a promoted basis, where all or a portion of our costs are paid by partners.



     APPLY OUR DEEPWATER OPERATIONAL EXPERTISE. We intend to use our deepwater staff's expertise to:



     - develop practical and proven technical solutions to drilling, development and production problems; and


     - shorten project cycle times and manage risks by using proven equipment and procedures, matching the facilities to the reservoir, focusing on full cycle costs and leveraging off the experience of our vendors.

PRINCIPAL OIL AND NATURAL GAS PROPERTIES

  DEEPWATER GULF OF MEXICO


     Mississippi Canyon 718 (Pluto). We acquired a 30% interest in this project in 1997, two years after British Petroleum discovered gas on the project. We later increased our ownership to 97%, acquiring operatorship and gaining overall control of project planning and implementation. In 1998, we increased our working interest to 100% and submitted a Deepwater Royalty Relief application that was granted in July 1999. In June 1999, we sold a 63% working interest in the project to Burlington Resources, Inc., reducing our working interest to 37%. After project payout, our working interest increases to 51% and Burlington's working interest decreases to 49%. We are developing the field with a single subsea well in approximately 2,700 feet of water and a flow line tied back approximately 29 miles to a production platform on the shelf. The project is underway, and we expect to begin production in the fourth quarter of 1999 at an estimated rate of 50 to 60 MMcf of natural gas per day and 6,000 to 8,000 Bbls of oil per day. As of September 30, 1999, the field had estimated net proved reserves of 27.0 Bcfe, 72% of which was natural gas.



     Garden Banks 73 (Apia). We generated the Apia prospect and acquired it in a federal offshore lease sale in August 1998. We operate and own a 100% working interest in this project which is located offshore Louisiana in a water depth of approximately 700 feet. In September of 1999 we drilled a successful exploration well which encountered 102 net feet gas pay in a single zone. The field will be developed by the single subsea well tied back to a host platform approximately three miles from the well. We expect to initiate production in the second quarter of 2000 at an estimated rate of 20 to 30 MMcf of natural gas per day. The field had net proved reserves of 17.6 Bcfe, all of which was natural gas, as of September 30, 1999.



     Ewing Bank 966 (Black Widow). We generated the Black Widow prospect and acquired it at a federal offshore Gulf lease sale in March 1997. We operate and have a 45% working interest in this project, which is located in the deepwater Gulf approximately 130 miles south of New Orleans, Louisiana at a water depth of approximately 1,850 feet. In early 1998, we drilled a successful exploration well on the prospect. We expect the well to commence production in the third or fourth quarter of 2000 via subsea tieback to an existing platform at an estimated rate of 5,000 to 8,000 Bbls of oil per day. Estimated net proved reserves from Black Widow were approximately 14.1 Bcfe, 85% of which was oil, as of September 30, 1999.



     Garden Banks 367 (Dulcimer). We generated the Dulcimer prospect and acquired it at a federal offshore Gulf lease sale in September 1996. The well is located in the deepwater Gulf approximately 170 miles south of Lake Charles, Louisiana at a water depth of approximately 1,100 feet. We operate and have a 42% working interest in the property. In late 1997, we drilled a successful exploration well in two productive intervals between 9,900 feet and 10,500 feet. The well commenced production in April 1999 at a rate of approximately 58 MMcf of natural gas per day, after tieback to a production platform located approximately 14 miles from the well. The field had estimated net proved reserves of 12.1 Bcfe, 99% of which was natural gas, as of September 30, 1999.



     Garden Banks 240 (Mustique). We generated the Mustique prospect and acquired it through a swap transaction with Shell Oil Company. Mustique is located offshore Louisiana in a water depth of approximately 830 feet. We own a 33% working interest in and operate this single well subsea development. The well is tied back via a subsea flowline to a Chevron-operated platform approximately 11 miles from the wellsite, where its production is commingled and marketed with Chevron's production. Initial production was in January 1996. As of September 30, 1999, the field had produced 6.7 Bcfe net to us. Remaining net proved reserves were estimated to be 5.8 Bcfe, 96% of which is natural gas. The estimated remaining field life is six years.



     Green Canyon 136 (Shasta). We generated the Shasta prospect and obtained it in a farmout agreement with Texaco, Inc. Shasta is located offshore Louisiana in water depths of 840 to 1,040 feet. We operated subsea development of this project from planning through drilling and equipment installation until the date of first production. Following completion of this development, Texaco assumed operation of the project. We own a 25% working interest in this two-well subsea development that is tied back via subsea flowline to a Texaco-operated platform approximately ten miles from the well sites. At the platform, production is commingled and marketed with Texaco's production. Initial production was in November 1995. As of September 30, 1999, the field had produced 10.5 Bcfe net to us and remaining net proved reserves were estimated to be 2.2 Bcfe, 99% of which is natural gas. The estimated remaining field life is three years.

  RECENT POTENTIALLY SIGNIFICANT DEEPWATER GULF DISCOVERY



     Mississippi Canyon 305 (Aconcagua). We generated the Aconcagua prospect and acquired it at a federal offshore Gulf lease sale in March 1998. During the first quarter of 1999, we drilled a successful exploration well on the prospect. The well logged multiple pay sands, which are geological formations where deposits of oil or gas are found in commercial quantities, and we encountered additional sands with productive potential. The well is located 40 miles from the shelf edge in 7,100 feet of water approximately 150 miles southeast of New Orleans. We anticipate the operator, Elf Exploration, will drill an appraisal well in the fourth quarter of 1999 or the first quarter of 2000. We hold a 25% working interest in the block, and we expect a determination of proved reserves when we drill the appraisal well.


  GULF LEASE ACTIVITIES


     At the federal offshore Gulf lease sale in March 1998, we were awarded the leases on nine deepwater Gulf blocks covering seven drillable prospects in water depths to approximately 7,000 feet. We generated all of the prospects and will be the operator on eight of the nine blocks. The net share of our bids was $29.2 million, and our average working interest is 69%. We bid on seven of the ten most actively-bid deepwater tracts in the sale, winning three. At the federal offshore Gulf lease sale in August 1998, we were awarded the leases on eight deepwater Gulf blocks in water depths to 4,700 feet. The net share of our bids was $6.8 million, and our average working interest is 69%. At the federal offshore Gulf lease sale in March 1999, we were awarded the leases on three deepwater Gulf blocks in water depths ranging from 4,000 feet to 5,000 feet. The net share of our bids was $8.9 million, and our average working interest is 83%. On three of the blocks we acquired in the lease sales described above, our partners have agreed to pay approximately $16 million of our exploration drilling costs, representing most of our share of these costs. None of the leases acquired in the lease sales described above expire before 2003 and most of these leases expire in 2008 or later.


  DEEPWATER GULF EXPLORATION PROSPECTS


     We held an inventory of 18 exploration prospects as of September 30, 1999, including 14 in the deepwater Gulf, which we expect to drill over the next three years. Our higher potential exploration prospects, all of which are in the deepwater Gulf, are summarized in the table below. As part of our risk management strategy, we expect to sell a portion of our working interest in most of these prospects to industry partners.



                                                       CURRENT
                                                       MARINER    APPROXIMATE   QUARTER DRILLING
                                                       WORKING    WATER DEPTH       EXPECTED
                                           OPERATOR    INTEREST     (FEET)        TO COMMENCE
                                           --------    --------   -----------   ----------------
Mississippi Canyon 296 (Rigel)..........    Texaco         23%       5,100      3rd Quarter 1999
Mississippi Canyon 773 (Devil's
  Tower)................................   Mariner         50%       5,700      4th Quarter 1999
Keathley Canyon 18 (Kilimanjaro)........  Kerr-McGee       25%       4,700      2nd Quarter 2000
Green Canyon 516 (Yosemite)*............   Mariner        100%       4,075      2nd Quarter 2000
Atwater Valley 133 (Silverfish).........   Mariner        100%       3,500      2nd Quarter 2000
Green Canyon 737 (Mighty Joe Young)*....   Mariner        100%       4,450      1st Quarter 2001
Garden Banks 501 (Baritone).............   Mariner         50%       2,250      2nd Quarter 2001
Green Canyon 649 (Ham)*.................   Mariner        100%       4,400      2nd Quarter 2001
East Breaks 623 (Falcon)................   Mariner         50%       3,267      3rd Quarter 2001
Mississippi Canyon 767 (Cascade)........   Mariner         50%       4,200      4th Quarter 2001
Garden Banks 208 (Cello)................  Kerr-McGee       50%       1,270      1st Quarter 2002
Green Canyon 646 (Daniel Boone)*........   Mariner        100%       4,376      2nd Quarter 2002
Green Canyon 514 (Kootenay)*............   Mariner        100%       4,070      3rd Quarter 2002


-------------------------

* These prospects are part of the Gorilla Area discussed below.

     The following is a description of several of the more significant exploration prospects included in our exploration prospect inventory.


     Mississippi Canyon 773 (Devil's Tower). The Devil's Tower exploration prospect is located approximately 130 miles southeast of New Orleans in 5,700 feet of water. We acquired the prospect in the March 1998 federal lease sale for a gross bid of $24.6 million. We are the operator and we hold a 50% working interest in the block.



     No wells have been drilled on the block, though the prospect is in an area characterized with significant production history. Immediately east of the block is Shell's Mensa field. Approximately 20 to 30 miles to the west of the prospect lie the Mars and Ursa fields. We believe that the objective interval for the Devil's Tower prospect can be correlated with excellent quality sands in both of these fields.


     We have acquired and interpreted two 3-D seismic surveys over the prospect. The seismic data show favorable amplitude anomalies at seven levels, which we interpret to be direct hydrocarbon indicators. We anticipate drilling a 13,000 foot well on the prospect to test those three objective intervals in late 1999.


     Green Canyon Blocks 514/516/558/646/649/737 (the Gorilla Area). The Gorilla Area is located 170 miles south of New Orleans in water depths from 4,100 feet to 4,400 feet. We, as 100% working interest owner, acquired these blocks at the 1998 and 1999 lease sales at a cost of $15.9 million. We expect to sell portions of our working interests in these prospects on a promoted basis before drilling.



     No drilling has occurred on the Gorilla Area to date. A key producing analog in the prospect area is the King Kong discovery immediately north of the prospect. Conoco drilled two wells that encountered hydrocarbons in an interval that correlates with the objective section on several of the Gorilla Area blocks. The remaining Gorilla area blocks are correlates with recent discoveries at Holstein (Green Canyon 644) and Mad Dog (Green Canyon 826). These recent discoveries, along with ongoing developments at King Kong, Brutus and Allegheny, offer us the opportunity for cooperative ventures with the working interest owners that could favorably affect the economic return of our Gorilla Area prospects.


     Using 3-D seismic, we have mapped five primary prospects in the Gorilla Area. Each of the prospects has amplitude anomalies that we believe to be direct hydrocarbon indicators. These amplitude anomalies are similar in character to those observed in the area discoveries we mentioned above. We plan our initial drilling in the prospect area in 2000.


     Keathley Canyon Blocks 17, 18, 62, Garden Banks Block 986 (Kilimanjaro). This deepwater Gulf prospect is located 230 miles southeast of Houston in 4,700 feet of water. We acquired the four prospect blocks at the August 1998 lease sale for a gross bid of $11.3 million and we hold a 25% working interest in the prospect.


     The prospect is controlled by a 3-D seismic survey. We have mapped a structural closure with amplitude anomalies at three levels within the objective section. We have observed similar amplitude anomalies at several recent deepwater discoveries. Kerr-McGee, the operator of the prospect, anticipates drilling the initial well in the first half of 2000.

  SHALLOW WATER GULF AND GULF COAST AREAS


     Galveston 151 (Rembrandt). We generated the Rembrandt prospect and acquired it at a federal offshore Gulf of Mexico lease sale in September 1995. In late 1996, we drilled a successful exploration well on the prospect. In June 1998, we drilled a second successful well on the prospect in a separate fault block adjacent to the initial discovery well. The second well commenced production in August 1998. We drilled a third successful well in another fault block on the prospect in 1998 and commenced production in November 1998. We operate and have a 33% working interest in this project, which is located offshore Texas at a water depth of approximately 50 feet. The field had produced 5.4 Bcfe net to us since its inception through September 30, 1999. The field had estimated net proved reserves of 8.3 Bcfe, 79% of which was natural gas, as of September 30, 1999.

     Brazos A-105. We generated the Brazos A-105 prospect and own a 13% working interest in this Spirit Energy-operated property, which commenced production in January 1993. Five wells exploit a single reservoir. No additional wells are currently anticipated. The field has produced 22.7 Bcfe net to us from its inception through September 30, 1999. The field has an estimated remaining economic life of 11 years and estimated remaining net proved reserves of 11.6 Bcfe as of September 30, 1999.



     Sandy Lake. We generated the Sandy Lake prospect, located in the Pine Island Bayou Field, and commenced production there in August 1994. We operate the field and own 33% to 50% working interest in the producing wells. The majority of the 4,680-acre property is located within the city limits of Beaumont, Texas. Nine productive wells have been drilled thus far, four of which are producing. The field has produced a total of 33.5 Bcfe net to us as of September 30, 1999. The estimated remaining field life is five years and estimated net proved reserves are 4.8 Bcfe as of September 30, 1999.



     Matagorda Island 683/703. We acquired Matagorda Island blocks 683 and 703 as part of a bid group and commenced production in March 1993. We own a 25% working interest in the two 5,760-acre, Vastar Resources, Inc.-operated blocks. Four successful wells have been drilled on the property and no additional drilling is currently planned. However, a significant portion of the field's remaining reserves are non-producing. We expect to access these reserves by workover operations in the next six to 12 months. The field has produced, as of September 30, 1999, a total of 10.0 Bcfe net to us. The field has an estimated remaining life of eight years and estimated net proved reserves of 3.9 Bcfe.


  PERMIAN BASIN (WEST TEXAS)


     Spraberry Aldwell Unit. We acquired our interest in the Spraberry Aldwell Unit, located in Reagan County, Texas, in 1985. The 18,250-acre unit is located in the heart of the Spraberry Trend southeast of Midland, Texas and has produced oil since 1949. We operate the unit and own working interests in individual wells ranging from approximately 33% to 84%. We initiated an infill drilling program in 1987 innovatively commingling the unitized Spraberry formation with the non-unitized Dean formation. To date, 72 infill wells have been drilled resulting in 71 productive wells. One well was a mechanical failure and will likely be redrilled. Currently there are a total of 83 producing wells in the unit. Depending on, among other things, the future prices of oil and natural gas, we may drill 20 to 40 additional infill wells, bringing proved undeveloped reserves into production, in the next two to four years at a projected cost of approximately $340,000 to $400,000 per well. We estimate that the field's remaining net proved reserves as of September 30, 1999 were 53.7 Bcfe. We believe that the field's potential for continued economic oil production exceeds 40 years.


RESERVES


     The following table shows information related to our estimated proved reserves by geographic area as of September 30, 1999. Estimated reserve volumes and values were determined under the method prescribed by the Securities and Exchange Commission that requires the application of period-end prices for each period, held constant throughout the projected reserve life. You should not assume that the present value of estimated future net revenues referred to in this prospectus is the current market value of our estimated oil and natural gas reserves.



     The reserve information as of September 30, 1999 is based upon a reserve report prepared by the independent petroleum consulting firm of Ryder Scott Company, L.P. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Therefore, without reserve additions in excess of production through successful exploration and development activities, our reserves and production will decline. Although we estimate our reserves and the estimated costs of developing them according to industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and actual results will likely differ from estimates. The reserve report does not reflect the effects of financial hedging. For a discussion of our present oil and natural gas hedging positions, see "Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources -- Changes in prices and hedging activities."



     The present value of estimated future net revenues before income tax as of September 30, 1999 was determined by using actual realized prices as of September 30, 1999, which averaged $24.07 per Bbl of oil and $3.19 per Mcf of natural gas. The present values of estimated future net revenues shown in the table below were calculated by discounting estimated future net revenues at a 10% rate, with period-end prices held constant. The amounts under the projected value of estimated future net revenues are before income taxes and, therefore, are not the same as the "Standardized Measure of Discounted Future Net Cash Flows" disclosed in Note 10 of the notes to our consolidated financial statements.



                                                        AS OF SEPTEMBER 30, 1999
                                  ---------------------------------------------------------------------
                                                                              PRESENT VALUE OF
                                          PROVED RESERVES              ESTIMATED FUTURE NET REVENUES
                                  --------------------------------   ----------------------------------
                                    OIL     NATURAL GAS    TOTAL     DEVELOPED   UNDEVELOPED    TOTAL
GEOGRAPHIC AREA                   (MBBLS)     (MMCF)      (MMCFE)     ($000)       ($000)       ($000)
---------------                   -------   -----------   --------   ---------   -----------   --------
Deepwater Gulf..................   3,348       62,498       82,584    109,468      $35,237     $144,705
Gulf Shallow Water and Gulf
  Coast Areas...................     792       34,643       39,393     71,754        7,463       79,217
Permian Basin...................   4,897       24,398       53,779     24,611       22,031       46,642
                                   -----     --------     --------   --------      -------     --------
          Total.................   9,037      121,539      175,756   $205,833      $64,731     $270,564
                                   =====     ========     ========   ========      =======     ========
Proved Developed Reserves.......   3,869       85,700      108,915   $205,833
                                   =====     ========     ========   ========



     The process of estimating oil and natural gas reserves is complex. It requires many assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Actual future production, oil and natural gas prices, operating expenses and quantities of oil and natural gas reserves most likely will vary from our estimates. See Note 10 of the notes to our consolidated financial statements for a discussion of the risks inherent in oil and natural gas estimates and for additional information concerning our proved reserves.


     Our estimates of proved reserves in the table above do not differ materially from those we have filed with other federal agencies.

PRODUCTION

     The following table shows information related to oil and natural gas production, average sales price received and expenses per unit of production during the periods indicated.


                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
PRODUCTION DATA:
  Oil (MBbls)................................      750       977       786       625       502
  Natural gas (MMcf).........................   20,429    18,004    19,477    14,591    15,559
  Natural gas equivalent (MMcfe).............   24,929    23,866    24,193    18,341    18,571
  Average daily production (MMcfe)...........       68        65        66        67        68
AVERAGE REALIZED SALES PRICES
(INCLUDING EFFECTS OF HEDGING):
  Oil (per Bbl)..............................  $ 18.04   $ 18.48   $ 12.80   $ 13.27   $ 14.12
  Natural gas (per Mcf)......................     2.29      2.48      2.39      2.42      2.06
  Natural gas equivalent (per Mcfe)..........     2.42      2.63      2.34      2.38      2.10

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
EXPENSES (PER MCFE):
  Lease operating............................     0.36      0.39      0.41      0.41      0.45
  General and administrative, net(1).........     0.13      0.13      0.20      0.19      0.22
  Depreciation, depletion and amortization,
     before impairment.......................     1.25      1.33      1.40      1.36      1.26


-------------------------

(1) General and administrative expenses are shown net of amounts capitalized under the full cost method of accounting and overhead reimbursements we receive from owners of working interests in the properties operated by us.

PRODUCTIVE WELLS


     The following table shows the number of productive oil and natural gas wells in which we owned a working interest as of September 30, 1999:



                                                              TOTAL PRODUCTIVE
                                                                   WELLS
                                                              ----------------
                                                              GROSS       NET
                                                              ------     -----
Oil.........................................................    87       60.4
Natural gas.................................................    53       11.5
                                                               ---       ----
          Total.............................................   140       71.9
                                                               ===       ====


     Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. We have six wells that are completed in more than one producing horizon; those wells have been counted as single wells.

ACREAGE


     The following table shows information relating to our developed and undeveloped acreage as of September 30, 1999. Developed acres are acres spaced or assigned to productive wells. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether this acreage contains proved reserves.



                                                DEVELOPED ACRES     UNDEVELOPED ACRES
                                               -----------------    ------------------
                                                GROSS      NET       GROSS       NET
                                               -------    ------    -------    -------
Texas (Onshore)..............................   22,021    14,055      4,141      2,107
All other states (Onshore)...................      671       212        644        196
Offshore.....................................  206,531    45,814    429,745    218,476
                                               -------    ------    -------    -------
          Total..............................  229,223    60,081    434,530    220,779
                                               =======    ======    =======    =======

DRILLING ACTIVITY


     The following table sets forth information with regard to our drilling activity during the periods indicated.


                                                                               NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                ----------------------------------------   -------------------------
                                   1996          1997           1998          1998          1999
                                -----------   -----------   ------------   -----------   -----------
                                GROSS   NET   GROSS   NET   GROSS   NET    GROSS   NET   GROSS   NET
                                -----   ---   -----   ---   -----   ----   -----   ---   -----   ---
EXPLORATORY WELLS:
  Productive..................    3     0.8     4     1.4     3      1.1     2     0.7     2     1.3
  Dry.........................    4     1.4     7     1.6     5      1.5     3     0.9    --      --
                                 --     ---    --     ---    --     ----    --     ---    --     ---
          Total...............    7     2.2    11     3.0     8      2.6     5     1.6     2     1.3
                                 ==     ===    ==     ===    ==     ====    ==     ===    ==     ===
DEVELOPMENT WELLS:
  Productive..................    5     1.7    11     5.3    19      8.6    11     6.4     6     0.8
  Dry.........................   --     --     --     --      3      1.1     1     0.7    --      --
                                 --     ---    --     ---    --     ----    --     ---    --     ---
          Total...............    5     1.7    11     5.3    22      9.7    12     7.1     6     0.8
                                 ==     ===    ==     ===    ==     ====    ==     ===    ==     ===
TOTAL WELLS:
  Productive..................    8     2.5    15     6.7    22      9.7    13     7.1     8     2.1
  Dry.........................    4     1.4     7     1.6     8      2.6     4     1.6    --      --
                                 --     ---    --     ---    --     ----    --     ---    --     ---
          Total...............   12     3.9    22     8.3    30     12.3    17     8.7     8     2.1
                                 ==     ===    ==     ===    ==     ====    ==     ===    ==     ===



     The results for the nine months ended September 30, 1999 include a successful exploratory well on the Aconcagua prospect. However, no proved reserves are yet attributable to this well pending drilling of an appraisal well. A successful exploratory well was also drilled on the Apia prospect, for which 17.6 Bcf of proved reserves was added as of September 30, 1999.


DISPOSITION OF PROPERTIES


     We periodically evaluate, and, when appropriate, sell, some of our producing properties that we consider to be marginally profitable or outside of our areas of concentration. These sales enable us to maintain financial flexibility, reduce overhead and redeploy the proceeds from the sale to activities that we believe have a higher potential financial return. We made no property dispositions during 1997 or 1998. During 1999, we sold a 63% working interest in the Pluto deepwater Gulf exploitation project to Burlington Resources, Inc., reducing our working interest to 37%. After project payout, our working interest increases to 51% and Burlington's working interest decreases to 49%.


TITLE TO PROPERTIES

     Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business.

     We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the oil and natural gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. We investigate title and obtain title opinions from local counsel, only before commencement of drilling operations. We believe that title issues generally are not as likely to arise on offshore oil and gas properties as on onshore properties.

MARKETING, CUSTOMERS AND HEDGING ACTIVITIES

     We market substantially all of the oil and gas production from properties we operate and from properties others operate where our interest is significant. The majority of our natural gas, oil and condensate production is sold to a variety of purchasers under short-term (less than 12 months) contracts, usually at market-sensitive prices. We have a gas processing agreement for our gas production from Sandy Lake. We believe that the price we receive for that gas production is favorable compared to market prices at that location. The following table lists customers accounting for more than 10% of our total revenues for the year indicated. A "--" indicates that revenues from the customer accounted for less than 10% of our total revenues for that year.

                                                              PERCENTAGE OF TOTAL REVENUES
                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
CUSTOMER                                                      1996        1997        1998
--------                                                      -----       -----       -----
Duke Energy.................................................   --          19%         29%
Transco Energy Marketing Company............................   15%         14%         16%
Enron North America Corp. ..................................   --          18%         15%
Genesis Crude Oil LP........................................   13%         19%         10%
Texaco Natural Gas, Inc. ...................................   13%         --          --
Seneca Resources Corporation................................   10%         --          --

Due to the nature of the markets for oil and natural gas, we do not believe that the loss of any one of these customers would have a material adverse effect on our financial condition or results of operations.

     Historically, demand for natural gas has been seasonal in nature, with peak demand and typically higher prices during the colder winter months.


     We regularly use hedging transactions related to a portion of our oil and natural gas production to reduce our exposure to price fluctuations and to achieve a more predictable cash flow. We do not hedge for speculative purposes. We customarily hedge through swap arrangements that establish an index-related price above which we pay the hedging partner and below which the hedging partner pays us. Approximately 40% of our equivalent production was subject to hedge positions during 1998. Hedging arrangements entered into through September 30, 1999, cover approximately 70% of our anticipated equivalent production for 1999. Hedging arrangements for 2000, 2001 and 2002 cover approximately 41% for 2000, 9% for 2001 and 3% for 2002 of our anticipated equivalent production. In August 1999, we purchased two gas call options for November and December 1999 for a cumulative notional quantity of 1,098 MMBtu. The November option is at $4.25 per MMBtu and the December option is at $4.50 per MMBtu. Hedging arrangements may expose us to the risk of financial loss in certain circumstances, including instances where our production, which is in effect hedged, is less than expected or where there is a sudden, unexpected event materially impacting prices. Our revolving credit facility places restrictions on our use of hedging. For additional discussion of our hedging activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources -- Changes in prices and hedging activities."


COMPETITION

     We believe that the locations of our leasehold acreage; our exploration, drilling and production capabilities; and the experience of our management generally enable us to compete effectively. However, our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future depends on our ability to evaluate and select suitable properties and to close transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry.

ROYALTY RELIEF

     The Outer Continental Shelf Deep Water Royalty Relief Act (the "RRA"), signed into law on November 28, 1995, provides that all tracts in the Gulf of Mexico west of 87 degrees, 30 minutes West longitude in water more than 200 meters deep offered for bid within five years of the RRA will be relieved from normal federal royalties as follows:

WATER DEPTH                                               ROYALTY RELIEF
-----------                                               --------------
200-400 meters.........................  no royalty payable on the first 105 Bcfe produced
400-800 meters.........................  no royalty payable on the first 315 Bcfe produced
800 meters or deeper...................  no royalty payable on the first 525 Bcfe produced

     The RRA also allows mineral interest owners the opportunity to apply for royalty relief for new production on leases acquired before the RRA was enacted. If the United State Minerals Management Service determines that new production would not be economical without royalty relief, then a portion of the royalty may be relieved to make the project economical.

     The impact of royalty relief is significant, as normal royalties for leases in water depths of 400 meters or less is 16.7% and normal royalties for leases in water depths greater than 400 meters is 12.5%. Royalty relief can substantially improve the economics of projects in deep water. We have acquired 50 new deepwater leases that are qualified for royalty relief and have received royalty relief on the Pluto leases.

REGULATION


     Our operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with these rules and regulations can result in substantial penalties, as a number of the statutes applicable to our operations authorize penalties of more than $20,000 for a violation of the statute and allow each day of a continuing violation to be considered a separate violation. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. However, our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.


  TRANSPORTATION AND SALE OF NATURAL GAS


     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas pipeline transportation rates and service conditions, both of which affect the marketing of natural gas we produce, as well as the revenues received for sales of such natural gas. Since the latter part of 1985, culminating in the Order No. 636 series of orders, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC believes open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers. As a result of the Order No. 636 program, the marketing and pricing of natural gas has been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been terminated and replaced by regulations which require pipelines to provide transportation and storage service to others who buy and sell natural gas. Although the FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.



     Some aspects of the Order No. 636 program are still being reviewed by the courts and the FERC. In addition, on July 29, 1998, the FERC issued a Notice of Proposed Rulemaking in Docket No. RM98-10 proposing yet another round of revisions to its regulations governing the market for short-term transportation services on regulated natural gas pipelines. If adopted, these new regulations will create even greater competition among short-term service offerings and will, among other things, require all available short-term capacity to be subject to capacity auctions. The FERC also issued a Notice of Inquiry on July 29, 1998 in Docket No. RM98-12 requesting comments on its pricing policies in the existing long-term transportation services market and the market for new capacity. While the Notice of Inquiry does not propose any specific changes to existing regulations, the FERC seeks comments on whether fundamental aspects of its pricing for long-term service and new capacity should be modified to be more effective in the current, more competitive environment.



     It is unclear what impact, if any, increased competition within the natural gas transportation industry will have on us and our natural gas sales efforts. It is not possible to predict what, if any, effect the FERC's open access policies or the proceedings in Docket Nos. RM98-10 and RM98-12 will have on us. Additional proposals or proceedings that might affect the natural gas industry may be considered by the FERC, Congress or state regulatory bodies. It is not possible to predict when or if any of these proposals may become effective or what effect, if any, they may have on our operations. We do not believe, however, that our operations will be affected any differently than those of other natural gas producers or marketers with which we compete.


  REGULATION OF PRODUCTION

     The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of oil and natural gas we can produce from our wells and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

     Most of our offshore operations are conducted on federal leases that are administered by the United States Minerals Management Service (the "MMS") and are required to comply with the regulations and orders promulgated by MMS. Among other things, we are required to obtain prior MMS approval for our exploration plans and our development and production plans for these leases. The MMS regulations also establish construction requirements for production facilities located on our federal offshore leases and govern the plugging and abandonment of wells and the removal of production facilities from these leases. Under certain circumstances, the MMS could require us to suspend or terminate our operations on a federal lease.

     In addition, a portion of our Sandy Lake Properties are located within the boundaries of the Big Thicket National Preserve (the "BTNP"), which is under the jurisdiction of the United States National Park Service (the "NPS"). Our operations within the BTNP must comply with regulations of the NPS. In general, these regulations require us to obtain NPS approval of a plan of operations for any activity within the BTNP or to demonstrate that a waiver of a plan of operations is appropriate. Compliance with these regulations increases our cost of operations and may delay the commencement of specific operations.

  ENVIRONMENTAL REGULATIONS

     General. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes are subject to stringent environmental regulation. As with the industry generally, compliance with existing regulations increases our overall cost of business. The areas affected include:

      - unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water;

      - capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes; and

      - capital costs to construct, maintain and upgrade equipment and facilities.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed.

     We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed on these properties may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

     - to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators;

     - to clean-up contaminated property, including contaminated groundwater; or

     - to perform remedial plugging operations to prevent future contamination.

     Oil Pollution Act of 1990. The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose liability on "responsible parties" for damages resulting from crude oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. Liability under the OPA is strict, joint and several, and potentially unlimited. A "responsible party" includes the owner or operator of an onshore facility and the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to a crude oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150 million depending on the risk represented by the quantity or quality of crude oil that is handled by the facility. The MMS has promulgated regulations that implement the financial responsibility requirements of the OPA. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA and we believe that compliance with the OPA's financial responsibility and other operating requirements will not have a material adverse effect on us.

     Clean Water Act. The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore water. The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.


     Resources Conservation Recovery Act. The Resource Conservation Recovery Act ("RCRA") is the principle federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.


EMPLOYEES


     As of September 30, 1999, we had approximately 80 full-time employees. Our employees are not represented by any labor union. We consider relations with our employees to be good. We have never experienced a work stoppage or strike.


LEGAL PROCEEDINGS

     In the ordinary course of business, we are a claimant or a defendant in various other legal proceedings, including proceedings as to which we have insurance coverage. We do not consider our exposure in these proceedings, individually or in the aggregate, to be material.

                        MARINER HISTORY AND ORGANIZATION


     The issuer in this offering is Mariner Energy LLC, a Delaware limited liability company. Mariner Energy LLC owns all of the common stock of Mariner Holdings, Inc., a Delaware corporation. Mariner Holdings, Inc. owns all of the common stock of Mariner Energy, Inc., a Delaware corporation and currently our only operating company.



     Mariner Energy, Inc. was formed in 1983 as Trafalgar Oil & Gas Co. and later changed its name to Hardy Oil & Gas USA, Inc. Before April 1996, Hardy Oil & Gas USA, Inc. was an indirect, wholly owned subsidiary of Hardy Oil & Gas plc. In April 1996, Enron, Joint Energy and members of Hardy Oil & Gas USA, Inc.'s management created Mariner Holdings, Inc., for the purpose of acquiring Hardy Oil & Gas USA, Inc. The acquisition was completed in May 1996. We refer to this transaction as our "acquisition."


     In connection with our acquisition:


     - Joint Energy acquired approximately 96% of the equity interests of Mariner Holdings, Inc.; and


     - management members and employees purchased the remaining 4% for cash and other value.

     In September 1998, we formed Mariner Energy LLC, which became the parent company of Mariner Holdings, Inc. We effected this reorganization so that we could clarify, through our limited liability company agreement, the fiduciary duties of our principal shareholder and its affiliates.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Shown below are the names, ages and positions of our executive officers and directors and a key consultant as of September 30, 1999. All directors are elected for a term of one year and serve until their successors are elected and qualified. All executive officers hold office until their successors are elected and qualified.



NAME                                        AGE                    POSITION
----                                        ---                    --------
Robert E. Henderson.......................  46    Chairman of the Board, President and Chief
                                                    Executive Officer
Richard R. Clark..........................  44    Executive Vice President and Director
L. V. "Bud" McGuire.......................  57    Senior Vice President -- Operations and
                                                    Director
Michael W. Strickler......................  43    Senior Vice President -- Exploration and
                                                  Land and Director
Frank A. Pici.............................  43    Vice President -- Finance, Chief Financial
                                                    Officer and Treasurer
Gregory K. Harless........................  50    Vice President -- Oil and Gas Marketing
W. Hunt Hodge.............................  43    Vice President -- Administration
Thomas E. Young...........................  41    Vice President -- Land
Christopher E. Lindsey....................  33    General Counsel and Secretary
David S. Huber............................  49    Consultant and Director of Deepwater
                                                    Developments
Richard B. Buy............................  46    Director
D. Brad Dunn..............................  36    Director
Mark E. Haedicke..........................  44    Director
Stephen R. Horn...........................  41    Director
Jeffrey McMahon...........................  37    Director
Jere C. Overdyke, Jr. ....................  46    Director
Frank Stabler.............................  45    Director



     MR. HENDERSON has been our President and Chief Executive Officer since 1987, our Chairman of the Board of Directors since May 1996, and a director since 1985. Mr. Henderson served as a director of London-based Hardy plc, our former parent company, between 1989 and 1996. From 1984 to 1987, he served us or our predecessors as Vice President of Finance and Chief Financial Officer. From 1976 to 1984, he held various positions with ENSTAR Corporation, including treasurer of ENSTAR Petroleum, which operated in the United States and Indonesia.



     MR. CLARK has been our Executive Vice President since May 1998. He served as Senior Vice President of Production from 1991 to 1998, and has been a director since 1988. Before joining us in 1984, he worked for Shell Oil Company in their offshore division.



     MR. MCGUIRE has been our Senior Vice President -- Operations since joining us in June 1998. He has been a director since June 1999. Before joining us, Mr. McGuire was Vice President -- Operations for Enron Oil & Gas International, Inc. Before joining Enron, he served five years with Kerr-McGee Corporation, an energy and chemical company, as Senior Vice President overseeing worldwide production operations. His experience before Kerr-McGee included employment with Hamilton Oil Corporation from 1981 to 1991, where he served as Vice President of Production for Hamilton in the North Sea. He began his career in 1966 with Conoco Inc.



     MR. STRICKLER has been our Senior Vice President -- Exploration and Land since 1991 and a director since 1989. Before joining us in 1984, Mr. Strickler worked for several independent oil companies as an exploration geologist generating and evaluating exploration plays in various domestic and overseas basins.

     MR. PICI has been Vice President -- Finance and Chief Financial Officer since joining us in December 1996. From 1989 to 1996, Mr. Pici was employed by Cabot Oil & Gas Corporation, holding several financial management positions including Corporate Controller. Before joining Cabot Oil & Gas, an exploration and production company, he was controller of an independent oil and gas company in Pittsburgh. Mr. Pici began his career at Coopers & Lybrand LLP, an accounting firm, and is a certified public accountant.



     MR. HARLESS has been Vice President -- Oil and Gas Marketing since 1990. His experience before joining us in 1988 included Vice President of marketing and regulatory affairs of Enron Oil and Gas Company and District Operations Manager with Coastal States Oil & Gas Co.



     MR. HODGE has been Vice President -- Administration since 1991. Before joining us in 1985, he was Purchasing Manager of Santa Fe Minerals Company.



     MR. YOUNG has been our Vice President -- Land since November 1998. Before November 1998, he was our Manager of International Negotiations since December 1997. Before December 1997, he was our Land Manager-Central Gulf. Before joining us in 1985, Mr. Young served as a landman for TXO Production Corp.



     MR. LINDSEY has been General Counsel and Secretary since August 1998. Before joining us, Mr. Lindsey was associated with Bracewell & Patterson, L.L.P., a law firm, for five years.



     MR. HUBER began his association with us in 1991 as a deepwater project management consultant. Before joining us, Mr. Huber was employed by Hamilton Oil Corporation in the North Sea from 1981 to 1991, holding positions of Production Manager, Planning and Economics Manager and Engineering Manager. He was the Deepwater Drilling Engineering Supervisor for Esso Exploration, Inc. from 1974 to 1980.



     MR. BUY has served as a director since January 1997. Since 1994, he has been an employee of Enron North America Corp. or its affiliates, currently serving as an Executive Vice President and the Chief Risk Officer of Enron Corp. Before joining Enron North America Corp., Mr. Buy was a Vice President at Bankers' Trust Company in the Energy Group.



     MR. DUNN has served as a director since May 1999. He is a Vice President of Enron North America Corp. and has held various positions with Enron North America Corp. since September 1994. Before 1994, Mr. Dunn worked as a Petroleum Engineer with Delhi Gas Pipeline Corporation and Mobil Oil Corporation.



     MR. HAEDICKE has served as a director since October 1997. He is currently a Managing Director and General Counsel of Enron North America Corp. Mr. Haedicke also serves on the board of directors of the International Swaps and Derivatives Association, Inc. and holds a seat on the New York Mercantile Exchange. He has been associated with Enron North America Corp. since its inception in 1990.



     MR. HORN has served as a director since November 1997. He has been an employee of Enron North America Corp. since 1996 and is currently a Vice President of Enron North America Corp. Before joining Enron North America Corp., Mr. Horn was a principal in Yellowstone Energy Partners, a private equity investing firm in Houston, Texas, a position he had held since 1993.



     MR. MCMAHON has served as a director since September 1998. Since 1994, he has been an employee of Enron North America Corp. or its affiliates, currently serving as Executive Vice President, Finance and the Treasurer of Enron Corp. Before joining Enron North America Corp., Mr. McMahon served as Senior Vice President and Chief Financial Officer of MG Natural Gas Corp., a medium-sized natural gas marketing and finance company in Houston, Texas.



     MR. OVERDYKE has served as a director since May 1996. Since 1991, he has been an employee of Enron North America Corp. or its affiliates, currently serving as a Managing Director of Enron Corp. Mr. Overdyke has over 20 years of experience in the energy sector and has held various financial and management positions with public and private independent exploration and production companies.



     MR. STABLER has served as a director since May 1996. He is currently the President and Chief Operating Officer of Caribbean Basin Limited, an Enron


affiliate, and has held positions with Enron North

America Corp. or its affiliates since 1992. From 1989 to 1992, Mr. Stabler served as manager of investor services for American Exploration Company.


     We anticipate that two additional directors will be elected before the closing of the offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established three standing committees: an audit committee, a compensation committee and an executive committee. The audit committee is charged with recommending to our board of directors the appointment of our independent auditors, reviewing the compensation of our auditors and reviewing with our accountants the plans for and the results of their auditing engagement. The compensation committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the board of directors regarding those matters. It also administers any long-term incentive compensation and share option plans.

SUMMARY COMPENSATION TABLE


     The following table shows the annual compensation for our chief executive officer and the four other most highly compensated executive officers for the three fiscal years ended December 31, 1998, and includes two additional persons who were not executive officers as of December 31, 1998. These individuals are sometimes referred to as the "named executive officers."



                                                                       CURRENT YEAR
                                                                       COMPENSATION
                                             ANNUAL COMPENSATION         UNDER OUR
                                          --------------------------    OVERRIDING
                                  YEAR                OTHER ANNUAL        ROYALTY         ALL OTHER
NAME AND PRINCIPAL POSITION       ENDED    SALARY    COMPENSATION(1)    PROGRAM(2)     COMPENSATION(3)
---------------------------       -----   --------   ---------------   -------------   ---------------
Robert E. Henderson.............  1998    $285,000       $4,800           $1,292          $    522
  President and                   1997     255,000        6,000            1,904               315
  Chief Executive Officer         1996     236,000        6,000            1,167               306
Richard R. Clark................  1998     225,000        4,800              821               306
  Executive Vice President        1997     185,000        6,000            1,205               306
  of Production                   1996     166,500        6,000              710               306
Michael W. Strickler............  1998     182,000        4,800              821               306
  Senior Vice President           1997     165,000        6,000            1,205               306
  of Exploration                  1996     150,000        5,880              710               306
Frank A. Pici(4)................  1998     160,000        4,380              356               306
  Vice President of Finance and   1997     146,000        2,747              152               306
  Chief Financial Officer         1996      12,167            0                0                26
Gregory K. Harless..............  1998     143,000        3,813              527               522
  Vice President of Oil and Gas   1997     127,100        4,911              779               522
  Marketing                       1996     121,000        4,760              491               522
Clinton D. Smith(5).............  1998     111,993        4,221              520           183,229
  Formerly Vice President of      1997     140,700        5,367              766               306
  Operations                      1996     131,500        5,154              468               306
James M. Fitzpatrick(5).........  1998     107,269        3,720              527           151,227
  Formerly Vice President of      1997     124,000        4,762              779               522
  Land and Legal                  1996     120,000        4,390              491               522


-------------------------

(1) These amounts reflect our contribution under the discretionary profit sharing feature of our Employee Capital Accumulation Plan. See "401(k) Plan." For each of the named executive officers, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the officer's total annual salary and bonus and those amounts are not included in the table.

(2) These amounts include the value conveyed during the applicable year attributable to overriding royalty interests assigned to the named executive officer during the applicable year and distributions received, if any, during the applicable year attributable to overriding royalty interests assigned to the named executive officers during the applicable year. For information on overriding royalty payments received during the applicable year attributable to overriding royalty interests assigned to the named executive officer during past years, see the table below under "-- Overriding Royalty Program." These amounts also do not include amounts received during the applicable year as a result of sales of overriding royalty interests by individuals, normally in connection with sales of properties by us. No such sales were made in 1998, 1997 or 1996.

(3) These amounts reflect insurance premiums paid by us for term life insurance for the benefit of the named executive officers.

(4) Mr. Pici joined us in December 1996.

(5) Mr. Smith's employment with us terminated in September 1998, and Mr. Fitzpatrick's employment with us terminated in October 1998. The "All Other Compensation" column reflects both insurance premiums paid by us for term life insurance and severance benefits pursuant to their employment agreements with us.

OPTIONS


     We did not grant any options to the named executive officers in 1998. None of the named executive officers exercised stock options in 1998. The following table shows the number and value of options owned by our named executive officers at December 31, 1998. With the exception of options held by Mr. Pici, all options held by the named executive officers were granted in connection with our acquisition from Hardy in 1996. All of the options described in the table below have been issued under the Mariner Energy LLC 1996 Stock Option Plan.



                                                          NUMBER OF
                                                  COMMON SHARES UNDERLYING        VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                      DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                                                 ---------------------------   ---------------------------
                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                 -----------   -------------   -----------   -------------
Robert E. Henderson............................     95,448        143,172
Richard R. Clark...............................     67,164        100,764
Michael W. Strickler...........................     67,164        100,764
Frank A. Pici..................................     14,616         58,464
Gregory K. Harless.............................     17,136         25,704
Clinton D. Smith...............................    107,100              0
James M. Fitzpatrick...........................    107,100              0


---------------

(1) Assumes a market value equal to $          per share, the mid point of the
    range shown on the cover of this prospectus.


SHARE OPTION PLAN



     Under the Mariner Energy LLC 1996 Stock Option Plan, a committee of our board of directors is authorized to grant options to purchase common shares, including options qualifying as "incentive stock options" under Section 422 of the Internal Revenue Code and options that do not so qualify, to employees and consultants as additional compensation for their services to us. The 1996 plan is intended to promote our long term financial interests by providing a means by which designated employees and consultants may develop a sense of proprietorship and personal involvement in our development and financial success. We believe that this encourages them to remain with and devote their best efforts to our business and to advance the mutual interests of us and our shareholders. A total of 2,433,600 common shares may be issued under options granted under the 1996 plan, subject to adjustment for any share split, share dividend or other change in the common shares or our capital structure. Options to purchase 2,226,948
common shares are outstanding under the 1996 plan,             of which are
currently exercisable and             of which will be exercisable on the
successful completion of this offering. The exercise price for outstanding options to purchase an aggregate of 1,682,028 shares under the 1996 plan is $8.33 per share, and the exercise price for options to purchase the remaining outstanding aggregate of 544,920 shares under the 1996 plan is $14.58 per share. Subject to the provisions of the 1996 plan, the compensation committee is authorized to determine who may participate in the 1996 plan, the number of shares that may be issued under each option granted under the 1996 plan, and the terms, conditions and limitations applicable to each grant. Subject to some limitations, our board of directors is authorized to amend, alter or terminate the 1996 plan. If the offering is completed, no further options will be granted under the 1996 plan.


EMPLOYMENT AGREEMENTS


     We and each of the named executive officers, other than Messrs. Fitzpatrick and Smith, who are no longer employed by us, are parties to employment agreements that expire on September 30, 2002.



     Following the expiration date of an employment agreement or the expiration of any extended term, the employment agreements extend for:


     - six months in the case of Messrs. Henderson, Clark, Strickler and Pici;
       and

     - three months in the case of Mr. Harless,

unless notice of termination is given by either us or the named executive officer at least three or six (as applicable) months before the end of the initial term or extended term, as applicable.


     Under the employment agreements, the current annual salaries are $285,000 for Mr. Henderson, $225,000 for Mr. Clark, $190,000 for Mr. Strickler, $160,000 for Mr. Pici, and $143,000 for Mr. Harless. Effective with the completion of this offering, the current annual salaries will be $340,000 for Mr. Henderson, $245,000 for Mr. Clark, $190,000 for Mr. Strickler, $170,000 for Mr. Pici and $150,000 for Mr. Harless. Our board of directors may in its discretion increase their salaries.



     The named executive officers are entitled to participate in any medical, dental, life and accidental death and dismemberment insurance programs and retirement, pension, deferred compensation and other benefit programs instituted by us from time to time. The employees are also entitled to vacation, reimbursement of specified expenses and, depending on the employment agreement, either an automobile allowance or a leased vehicle of our choice and reimbursement for expenses related to the use of that leased vehicle. As incentive compensation, the named executive officers are entitled to receive overriding royalty interests in some oil and gas prospects that we have acquired under our terminated overriding royalty program. See " -- Overriding Royalty Program." The named executive officers are also entitled to receive bonuses under our incentive compensation plan. See "-- Incentive Compensation Plan."


     If we terminate a named executive officer's employment agreement without cause, if the named executive officer terminates his employment contract for good reason, or if either we or the named executive officer gives notice of termination on the expiration of his term of employment, then the named executive officer will be entitled to, among other things:

     - the value of his salary and other benefits through the end of the initial term or any extended term of the employment agreement;

     - a lump sum cash payment equal to 12 months salary in the case of Mr. Henderson, nine months salary in the case of Messrs. Clark and Strickler, and six months salary in the case of Messrs. Pici and Harless;

     - a lump sum cash payment equal to all earned and unused vacation time for the previous year and the then current year; and

     - an assignment of his vested interests under our incentive compensation plans, including overriding royalty interests. See " -- Overriding Royalty Program."

If a named executive officer's employment agreement is terminated by the named executive officer without good reason, he will be entitled to:

     - the value of his salary and benefits through the date that his employment agreement is terminated;

     - a lump sum cash payment equal to all earned and unused vacation time for the previous year and the then current year; and

     - an assignment of his vested interests under our incentive compensation plan, including overriding royalty interests. See "-- Overriding Royalty Program."

     If a named executive officer's employment agreement is terminated by us for cause, we will have no obligation to that employee other than to:

     - pay his salary through the day of termination;

     - pay him the value of his benefits under the employment agreement through the month of termination; and

     - assign to him his vested interests under our incentive compensation plan, including overriding royalty interests. See "-- Overriding Royalty Program."

     To the extent any amounts paid on termination of an employment agreement are subject to the "golden parachutes" excise tax, those amounts are grossed-up to cover the excise tax and any applicable taxes on the gross-up amount.

     Each named executive officer has agreed that during the term of his employment agreement, and, if the named executive officer's employment agreement is terminated by us for cause or terminated by the named executive officer other than for good reason, for 12 months after the term expires in the case of Messrs. Henderson, Clark and Strickler and six months after the term expires in the case of Messrs. Pici and Harless, he will not compete with us for business or hire away our employees.


     For purposes of the employment agreements with the named executive officers, "good reason" means:



     - The assignment to the employee of any duties materially inconsistent with the employee's position, authority, duties or responsibilities with us or any other action that results in a material diminution in, or interference with, such position, authority, duties or responsibilities, if the assignment or action is not cured within 30 days after the employee has provided us with written notice;



     - The failure to continue to provide the employee with office space, related facilities and support personnel (a) that are commensurate with the employee's responsibilities to, and position with, us and not materially dissimilar to the office space, related facilities and support personnel provided to our other employees having comparable responsibilities or (b) that are physically located at our principal executive offices, if that failure is not cured within 30 days after the employee has provided us with written notice;



     - Any (a) reduction in the employee's monthly salary, (b) reduction in, discontinuance of, or failure to allow or continue to allow the employee's participation in, our incentive compensation program, or (c) reduction in, or failure to allow or continue the employee's participation in, any employee benefit plan in which the employee is participating or is eligible to participate before the reduction or failure, and that reduction, discontinuance or failure is not cured within 30 days after the employee has provided us with written notice;



     - The relocation of the employee's or our principal office and principal place of the employee's performance of his duties and responsibilities to a location more than 50 miles outside of the central business district of Houston, Texas; or



     - A breach of any material provision of the employment agreement that is not cured within 30 days after the employee has provided us with written notice.

CHANGE OF CONTROL AGREEMENTS



     We and each of the named executive officers are parties to change of control agreements. Under these agreements, if a change of control occurs and the named executive officer's employment is terminated without cause or for good reason within 18 months of the change of control, Messrs. Henderson, Clark, Pici and Strickler are entitled to receive three times their base salary and targeted annual incentive bonus (or, if the change in control is due to an acquisition of us by another company, three and one-half times their base salary and targeted annual incentive bonus), and Mr. Harless is entitled to receive double his base salary and annual incentive bonus. The severance payment will be calculated assuming we satisfy the applicable base target for a particular year for the targeted annual incentive bonus; see "-- Incentive Compensation Plan." The ultimate payment due under the change of control agreements will be the greater of the payment calculated under the change of control agreements or the compensation due for the remaining balance under the employment agreements.



OVERRIDING ROYALTY PROGRAM



     Effective with the successful completion of this offering, the overriding royalty program will be terminated as of October 1, 1999. As a result of that termination, no new overriding royalty interests will be awarded on prospects that we acquire after October 1, 1999. However, overriding royalty interests will continue to be awarded with respect to prospects acquired before October 1, 1999 under the terms of the terminated overriding royalty program, and we will continue to pay overriding royalty interests with respect to those interests assigned to employees before October 1, 1999.



     Employees participating in our overriding royalty program receive incentive compensation in the form of overriding royalty interests in some of the oil and natural gas prospects we acquired before October 1, 1999. The aggregate overriding royalty interests do not exceed 1.5% of our working interest in these prospects before well payout or 6% of our working interest in these prospects after payout. An employee receives overriding royalty interests equal to specified undivided percentages of our working interest percentage in prospects we acquired within the United States and U.S. coastal waters during the term of the employee's employment.


     The overriding royalty interest percentage of our working interest to which each named executive officer is entitled for the period before well payout is one-fourth of the overriding royalty interest percentage for the period after well payout. These percentages currently range from 0.09375% to 0.23250% before payout and from 0.37500% to 0.93000% after payout for the named executive officers.

     If all or a portion of our working interest in a prospect is sold or farmed out to unaffiliated third parties and we determine in good faith that our interest will not be marketable on satisfactory terms if marketed subject to the named executive officer's overriding royalty interest affecting the prospect, we may adjust the named executive officer's overriding royalty interest in the prospect. These adjustments are determined by a committee designated by our board of directors, at least half of the members of which are individuals who have been granted an overriding royalty interest by us. Some committee decisions require the approval of our board of directors. These adjustments apply only to the portion of our working interest sold or farmed out to a third party and do not affect the named executive officer's overriding royalty interest in the portion of a prospect retained by us.

     We may also elect, within 60 days after the end of our fiscal year, to reduce a named executive officer's overriding royalty interest in prospects that we acquired during the fiscal year. We must base these reductions on the levels of exploration and development costs related to these prospects actually incurred during the fiscal year. With respect to certain deepwater prospects, we also may elect, in our sole discretion, to make other reductions and adjustments to the employee's overriding royalty interest based on estimated exploration levels and development costs to be incurred in connection with these deepwater prospects. We retain a right of first refusal to purchase any overriding royalty interest assigned to a named executive officer. This right applies to any third-party offer received by the named executive officer during or within one year after the named executive officer's employment is terminated.

     The following table shows distributions received during the applicable year by the named executive officers, some of which were paid by third parties, from overriding royalty interests we granted to the officers during the last 15 years.

                                                       AGGREGATE CASH AMOUNTS RECEIVED
                                                     FROM PREVIOUSLY ASSIGNED OVERRIDING
                                                            ROYALTY INTERESTS(1)
                                                     -----------------------------------
NAME                                                   1996         1997         1998
----                                                 ---------    ---------    ---------
Robert E. Henderson..............................    $421,311     $394,136     $354,857
Richard R. Clark.................................     247,971      237,982      218,077
Michael W. Strickler.............................     258,731      234,603      212,803
Frank A. Pici....................................           0            0            0
Gregory K. Harless...............................      86,383       81,725       70,541
Clinton D. Smith.................................      96,447       60,449          N/A(2)
James M. Fitzpatrick.............................         N/A(2)       N/A(2)       N/A(2)

-------------------------

(1) For information on the value conveyed and distributions received, if any, during the applicable year attributable to overriding royalty interests assigned to the named executive officer during the applicable year, see the table under " -- Summary Compensation Table."

(2) Information is not available because the named individuals are no longer our employees.


NEW COMPENSATION ARRANGEMENTS UPON COMPLETION OF THE OFFERING



     Upon the successful completion of the offering, our overriding royalty program will be terminated as to prospects acquired by us after October 1, 1999. See -- "Overriding Royalty Program." As a result of this termination, the five named executive officers will receive awards under our existing incentive compensation program and options under a new stock option plan -- the Mariner Energy LLC 1999 stock option plan -- to be adopted effective with the completion of this offering.



     Under the incentive compensation plan, each participant receives a bonus based on a comparison of our performance and predetermined targets adopted by our board of directors based on various economic factors. If we meet our targets, 75% of the incentive payment is guaranteed. The remaining 25% is subject to an evaluation of the participant's performance. This evaluation is administered by our compensation committee in the case of all participants. Upon completion of the offering, the five named executive officers will have received incentive payment percentages as follows:



                                                    PERCENT OF BASE SALARY AT    PERCENT OF BASE SALARY AT
             NAMED EXECUTIVE OFFICER                     100% OF TARGET               120% OF TARGET
             -----------------------                -------------------------    -------------------------
Robert H. Henderson...............................             60%                          120%
Richard R. Clark..................................             45%                           90%
Michael W. Strickler..............................             35%                           75%
Frank A. Pici.....................................             30%                           60%
Gregory K. Harless................................             25%                           40%



     Under the Mariner Energy LLC 1999 stock option plan, the compensation committee will be authorized to grant options to purchase common shares, including options qualifying as "incentive stock options" under Section 422 of the Internal Revenue Code and options that do not so qualify, to employees and consultants as additional compensation for their services to us. The 1999 plan is intended to promote our long term financial interests by providing a means by which designated employees and consultants may develop a sense of proprietorship and personal involvement in our development and financial success. We believe that this will encourage them to remain with and devote their best efforts to our business and to advance the mutual interests of us and our shareholders. A
total of           common shares may be issued under options granted under the
1999 plan, subject to adjustment for any share split, share dividend or other change in the common shares or our capital structure. On completion of
the offering, options to purchase           common shares will be outstanding
under the 1999 plan, none of which will be exercisable upon the completion of the offering. The exercise price for outstanding options under the 1999 plan will be the offering price for common shares in the offering. Subject to the provisions of the 1999 plan, the compensation committee will be authorized to determine who may participate in the plan, the number of shares that may be issued under each option granted under the 1999 plan, and the terms, vesting schedules, conditions and limitations applicable to each grant. Subject to some limitations, our board of directors will be authorized to amend, alter or terminate the 1999 plan.



     Upon completion of this offering, under the 1999 plan, Mr. Henderson will
be awarded options to purchase           shares, Mr. Clark will be awarded
options to purchase           shares, Mr. Strickler will be awarded options to
purchase           shares, Mr. Pici will be awarded options to purchase
          shares, and Mr. Harless will be awarded options to purchase shares.



DIRECTORS' COMPENSATION


     Following the offering, we expect that members of our board of directors who are not employees of us, Enron or Enron's subsidiaries will be compensated in an amount to be determined for any services provided in their capacities as directors, in addition to the reimbursement of reasonable expenses incurred in connection with attending meetings of the board of directors.

401(k) PLAN

     We have an employee capital accumulation plan that is intended to be a
Section 401(k) plan under the Internal Revenue Code. All of our employees, including the named executive officers, are eligible to participate in this plan. Employees may make contributions to the plan under a salary withholding program. We may, in our discretion, make contributions to the plan on behalf of the plan participants. Employee contributions and our contributions to the plan are restricted in number and amount. Our aggregate contributions are not significant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Until our acquisition from Hardy Oil & Gas, plc in April 1996, we were a wholly owned subsidiary of Hardy, which, through its board of directors and officers, set the compensation of our executive officers. As a director of Hardy until our acquisition, Mr. Henderson participated in deliberations concerning the compensation of our executive officers. After our acquisition, our board of directors set the compensation of the executive officers, and Mr. Henderson participated in deliberations on those matters. In January 1997, our board of directors established a compensation committee, currently composed of Messrs. Henderson, Horn and Dunn.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The selling shareholders, Joint Energy and Enron, are the only shareholders that we know own more than 5% of our outstanding common shares. The following table shows:


     - the name and address of the selling shareholders; and


     - the number of shares beneficially owned by the selling shareholders and the percentage of outstanding common shares each owns, as of September 30, 1999, and as adjusted to reflect the offering.



     In computing the number of shares a person beneficially owns, the person is deemed to own common shares subject to options the person holds that were exercisable as of September 30, 1999 or become exercisable within 60 days following September 30, 1999. We had 33 record common shareholders and there were 13,928,304 common shares outstanding as of September 30, 1999.



                                       SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                              OWNED                                     OWNED
                                       BEFORE THE OFFERING      SHARES TO BE     AFTER THE OFFERING
         NAME AND ADDRESS            -----------------------        SOLD         -------------------
        OF BENEFICIAL OWNER            NUMBER     PERCENTAGE   IN THE OFFERING   NUMBER   PERCENTAGE
        -------------------          ----------   ----------   ---------------   ------   ----------
Joint Energy Development
Investments Limited
Partnership(1).....................  13,334,184      95.7%                                       %
  1400 Smith Street
  Houston, Texas 77002
Enron North America Corp...........  16,916,385(2)    96.6%(2)                                   %
  1400 Smith Street
  Houston, Texas 77002


---------------


(1) Joint Energy primarily invests in and manages natural gas and energy related assets. Joint Energy's general partner is Enron Capital Management Limited Partnership, a Delaware limited partnership, whose general partner is Enron Capital Corp., a Delaware corporation and a wholly owned subsidiary of Enron. The general partner of Joint Energy exercises shared voting and investment power over these shares.



(2) Enron has the right to acquire 3,582,201 shares upon the exercise by Enron of its right to convert into our common shares the principal and accrued interest we owe Enron under the Enron credit facility, based on the current conversion price of $14.58 per share (which is subject to adjustment) and an outstanding balance of principal and accrued interest of $52,240,316 as of September 30, 1999. Enron may be deemed to be the beneficial owner of the shares owned by Joint Energy because of the relationships described in footnote 1, but Enron disclaims such beneficial ownership. Enron is a wholly owned subsidiary of Enron Corp., which may be deemed to be the beneficial owner of all shares beneficially owned by Enron; Enron Corp. disclaims any beneficial ownership of any shares beneficially owned by Joint Energy or Enron. The common shares into which the Enron credit facility are convertible are deemed outstanding solely for purposes of calculating Enron's percentage beneficial ownership.

     The table appearing below shows information as of September 30, 1999, relating to common shares beneficially owned by


     - each of our directors;

     - the named executive officers;

     - a key consultant; and

     - all directors and executive officers and this key consultant as a group.



               DIRECTORS, KEY CONSULTANT AND                   AMOUNT AND NATURE OF     PERCENT
                  NAMED EXECUTIVE OFFICERS                    BENEFICIAL OWNERSHIP(1)   OF CLASS
               -----------------------------                  -----------------------   --------
Robert E. Henderson.........................................           228,012(2)         1.6%
Richard R. Clark............................................           162,192(2)         1.2%
Michael W. Strickler........................................           162,192(2)         1.2%
L. V. McGuire...............................................            42,468(2)         *
Frank A. Pici...............................................            49,704(2)         *
Gregory K. Harless..........................................            38,904(2)         *
David S. Huber..............................................           158,976(2)         1.1%
Richard B. Buy..............................................                 0              0
D. Brad Dunn................................................                 0              0
Mark E. Haedicke............................................                 0              0
Stephen R. Horn.............................................                 0              0
Jeffrey McMahon.............................................                 0              0
Jere C. Overdyke, Jr. ......................................                 0              0
Frank Stabler...............................................                 0              0
All directors and executive officers and key consultant as a
  group (17 persons)........................................           955,020            6.6%

---------------

* Less than one percent.

(1) All shares are owned directly by the named person and the named person has sole voting and investment power over the shares.

(2) Includes common shares subject to options that are currently exercisable or will become exercisable on completion of the offering.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE SHAREHOLDERS' AGREEMENT AND RELATED MATTERS


     Mariner, Joint Energy, Enron and other shareholders are parties to a shareholders' agreement. The shareholders' agreement was originally entered into by us, Enron, and Messrs. Henderson, Clark, Strickler and Huber (the "Management Shareholders") in contemplation of our acquisition from Hardy. The shareholders' agreement will terminate on closing of the offering, except for provisions relating to registration rights of the current shareholders and indemnities for tax losses in favor of members of management. See "Description of Our Company Agreement and Common Shares -- Registration Rights."



     Also, in connection with the acquisition and pursuant to the requirements of the shareholders' agreement, our predecessor and Joint Energy entered into a credit, subordination and further assurances agreement dated May 16, 1996 under which Joint Energy provided a loan commitment to us. We borrowed $92 million under this Joint Energy bridge loan to partially fund the acquisition. We repaid all amounts outstanding under the Joint Energy bridge loan, including approximately $2.6 million in fees, in August 1996. There is no outstanding balance under the Joint Energy bridge loan, and it has terminated according to its terms. We believe that the Joint Energy bridge loan was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.



     In August 1996, our subsidiary issued the senior subordinated notes. An affiliate of Enron was a placement agent in connection with that issuance, and our subsidiary paid that affiliate approximately $2.9 million in fees in connection with that issuance. We believe that the placement agent arrangements made with Enron were entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.



     Under the shareholders' agreement, we paid or agreed to pay certain amounts, including payment or reimbursement to Enron, Joint Energy and the Management Shareholders for all reasonable fees and expenses of third parties they incur in connection with the shareholders' agreement, the Joint Energy bridge loan and the acquisition. Also, we agreed to reimburse each Management Shareholder who paid for our equity by assigning overriding royalty interests for any additional taxes and related costs the Management Shareholder incurs to the extent, if any, that the transfer of the overriding royalty interests did not qualify as a tax-free exchange under federal tax laws. This obligation will survive the offering. We believe that these agreements made under the shareholders' agreement were entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.


ENRON AND AFFILIATES


     Enron North American Corp., or Enron, is formerly known as Enron Capital & Trade Resources Corp. Enron Corp. is the parent of Enron, and an affiliate of Enron Corp. and Enron is the general partner of Joint Energy. Accordingly, Enron may be deemed to control Joint Energy and us. See "Principal and Selling Shareholders." Also, seven of our directors are officers of Enron or of affiliates of Enron: Mr. Buy is an Executive Vice President and the Chief Risk Officer of Enron Corp., Mr. Dunn is a Vice President of Enron, Mr. Haedicke is a Managing Director and the General Counsel of Enron, Mr. McMahon is the Executive Vice President, Finance and the Treasurer of Enron Corp., Mr. Horn is a Vice President of Enron, Mr. Overdyke is a Managing Director of Enron Corp. and Mr. Stabler is the President and Chief Operating Officer of Caribbean Basin Limited.



     Enron Corp. and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and, therefore, compete with us. Also, Enron Corp. affiliates may provide or arrange for financing for our competitors. Because of these various possible conflicting interests, our company agreement includes provisions designed to clarify that generally Enron Corp. and its affiliates have no duty to make business opportunities available to us and no duty to refrain from conducting activities that may be competitive with us.



     Under the terms of the company agreement, Enron Corp. and its affiliates, which include Enron and Joint Energy, are specifically permitted to compete with us. Neither Enron Corp. nor any of its affiliates


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


has any obligation to bring any business opportunity to us. For a more complete discussion of the provisions of our company agreement relating to our shareholders' duties to us, see "Description of Our Company Agreement and Common Shares -- Reasons We Chose the Limited Liability Company Form."


TRANSACTIONS WITH AFFILIATES UNDER OUR REVOLVING CREDIT FACILITY

     Under our revolving credit facility, we have covenanted that we will not engage in any transaction with any of our affiliates providing for the rendering of services or sale of property unless the transaction is as favorable to us as could be obtained in an arm's-length transaction with an unaffiliated party in accordance with prevailing industry customs and practices. The revolving credit facility excludes from this covenant:

     - any transaction permitted by the shareholders' agreement;

     - the grant of options to purchase or sales of equity securities to our directors, officers, employees and consultants; and

     - the assignment of any overriding royalty interest pursuant to an employee incentive compensation plan.

TRANSACTIONS WITH AFFILIATES UNDER OUR INDENTURE

     The indenture, dated as of August 1, 1996, between Mariner Energy, Inc. and United States Trust Company of New York, under which the senior subordinated notes were issued, contains similar restrictions. Under the indenture, our subsidiary has covenanted not to engage in any transaction with an affiliate unless the terms of that transaction are no less favorable to our subsidiary than could be obtained in an arm's-length transaction with a nonaffiliate. Further, if the transaction involves more than $1 million, it must be approved in writing by a majority of our subsidiary's disinterested directors. If the transaction involves more than $5 million, it must be determined by a nationally recognized investment banking firm to be fair, from a financial standpoint, to our subsidiary. However, this covenant is subject to several significant exceptions, including:

     - some industry-related agreements made in the ordinary course of business where the agreements are approved by a majority of our subsidiary's disinterested directors as being the most favorable of several bids or proposals;

     - transactions under employment agreements or compensation plans entered into in the ordinary course of business and consistent with industry practice; and

     - some prior transactions.

     Further, Mariner Energy LLC is not a party to the indenture and these provisions of the indenture are not applicable to Mariner Energy LLC.

OTHER TRANSACTIONS WITH AFFILIATES


     We expect that from time to time we will engage in various commercial transactions and have various commercial relationships with Enron Corp. and affiliates of Enron Corp., such as holding, exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron Corp. and we have working interests. These interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, we have entered into a number of agreements with Enron Corp. or affiliates of Enron Corp. for the purpose of hedging oil and natural gas prices on our future production. We also have sold a flow line and related facilities to an affiliate of Enron Corp. in exchange for a long-term commitment to pay a tariff rate for the use of that flow line. We believe that our current agreements with Enron Corp. and its affiliates are on terms no less


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favorable to us than would be contained in an agreement with a third party, but we cannot assure you that future agreements will be on similar terms.

1998 EQUITY INVESTMENT


     In June 1998, Mariner Holdings, Inc. issued additional equity to its existing shareholders, including Joint Energy, for approximately $14.58 per share, for an aggregate investment of $30 million. Mariner Holdings, Inc. paid approximately $1.2 million as a structuring fee, on a pro rata basis, to existing shareholders participating in this transaction. Approximately $1 million of this fee was paid to ECT Securities Corp., an affiliate of Joint Energy. We believe that the payment of the structuring fee to ECT Securities Corp. was on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.



ENRON CREDIT FACILITY



     We established the Enron credit facility in September 1998 to provide us with additional capital. The Enron credit facility provides for unsecured, subordinated loans of up to $50 million, bearing interest at LIBOR plus 4.5%, payable at April 30, 2000. The full amount available under this credit facility had been drawn as of September 30, 1999. This facility requires us to repay the loan within one day of the closing of a public offering. Enron may convert into our common shares the outstanding debt and accrued interest owed under this facility at a rate of $14.58 per common share. We intend to use a portion of the proceeds of the offering to repay all amounts outstanding under this facility and terminate this facility. We believe that the Enron credit facility was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.



SENIOR CREDIT FACILITY WITH ENRON



     We established the senior credit facility with Enron in April 1999 primarily to provide us with additional working capital. The facility provides for senior unsecured revolving loans up to $25 million, bearing interest at LIBOR plus 2.5%, payable quarterly. The full amount available under the senior credit facility had been drawn as of September 30, 1999. The senior credit facility requires us to repay the loan by December 31, 1999. We intend to use a portion of the proceeds of the offering to repay all amounts outstanding under this facility and terminate this facility. We believe that the senior credit facility with Enron was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.


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             DESCRIPTION OF OUR COMPANY AGREEMENT AND COMMON SHARES

     The following is a description of the material terms of our limited liability company agreement. This company agreement is analogous to the certificate of incorporation and bylaws of a corporation. Our company agreement is filed as an exhibit to the registration statement of which this prospectus is a part. We refer you to that exhibit for a more complete description of its provisions. Our company agreement sets forth our purpose, our duration, provisions relating to our capital structure and other matters relating to our governance. Except for matters specifically described below, our company agreement provides for our operation in a manner that is substantially identical to the operation of a Delaware corporation.

ORGANIZATION AND DURATION


     We were recently organized as a limited liability company under Delaware limited liability company law. We will have perpetual existence unless sooner dissolved pursuant to the terms of our company agreement. See "-- Termination and Dissolution" for a description of the provisions of our company agreement that relate to our termination and dissolution.


PURPOSE

     Our purpose is to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware limited liability company law and engage in any and all activities necessary, convenient, desirable or incidental to this act or activity, including the acquisition, disposition, ownership, exploration, development and operation of oil or natural gas producing properties and the purchase, transportation, sale and marketing of natural gas, crude oil, natural gas liquids and other hydrocarbons.

TAX TREATMENT


     We have elected to be treated as a taxable corporation for United States federal income tax purposes. Under current United States federal income tax law, the tax treatment of ownership of common shares will be identical to the tax treatment of ownership of common stock in a publicly traded corporation.


MANAGEMENT

    General


     Although we are a limited liability company, our management and corporate governance structure is similar to that of a corporation in that our business is managed by a board of directors and officers whose authority and functions are identical to the authority and functions of the board of directors and officers of a corporation organized under Delaware corporate law. Our company agreement provides explicitly that, except as otherwise specifically provided in our company agreement, the duties and obligations our officers and directors owe us and our shareholders, and any duties that may be owed by any shareholder or by any affiliates of any shareholder, are the same as the respective duties and obligations owed to a corporation organized under Delaware corporate law by its officers and directors and any similarly situated stockholder or its affiliate. However, our company agreement contains provisions that relieve Enron and its affiliates from some duties that would otherwise be owed to us and our shareholders. See "-- Reasons We Chose the Limited Liability Company Form" for a more complete description of these duties.


    Board of Directors

     Our business is managed by, or under the direction of, our board of directors. Each board member serves until the next annual meeting of shareholders and until the director's successor has been elected and qualified. Our company agreement provides that the number of directors to serve on our board of directors will be determined from time to time by our board of directors but may not be less than one. Our board of directors may not decrease the size of our board of directors if doing so would shorten the term of any director. A majority of the directors then in office may elect any person to fill a vacancy on our board of directors, including a vacancy created by virtue of an increase in the size of our board of directors. The

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number of members of our board of directors has been set at nine but will be increased to eleven in connection with the offering. For a description and background of our directors, see "Management -- Directors and Executive Officers."


     Our company agreement provides that our board of directors may have a standing oversight committee and that a majority of the oversight committee will be composed of directors who are not with Enron Corp. The oversight committee, among other things, would be charged with reviewing proposed transactions between Enron Corp. and its affiliates, other than Mariner and us.



     An election of directors will be held and new directors will be elected, or existing directors will be reelected, at each annual meeting of shareholders. We will hold this meeting annually at the time our board of directors determines. We must have an annual meeting at least once every 13 months. At each election of directors, the holders of common shares will be entitled to one vote per share, and the presence, in person or by proxy, of the holders of shares of all classes or series of our equity securities possessing a majority of the voting power of all outstanding equity securities entitled to vote will constitute a quorum. To be elected as a director, a person who has been properly nominated must receive a majority of the votes cast on the election of directors at the meeting, in person or by proxy, or, if the nomination is contested, a plurality of the votes cast. Since Joint Energy is expected to hold a substantial majority of the common shares, it will control the election of all directors.


     Any director may be removed, with or without cause, by written consent or other approval of the holders of a majority of our equity securities.

    Officers


     Our board of directors has the authority to appoint our officers. We will have a chairman of the board of directors and chief executive officer, a president and a secretary, and we may have one or more vice presidents, a treasurer and one or more assistant secretaries and assistant treasurers and other officers as our board of directors may appoint. Each of our officers will have certain authority by virtue of being appointed an officer and may be further authorized from time to time to take any action that our board of directors delegates to the officer.


SHAREHOLDERS' MEETINGS; VOTING


     Holders of record of common shares will be entitled to notice of, and to vote at, meetings of the shareholders and to act on matters as to which approvals may be solicited. There will be an annual meeting of the shareholders. Special meetings of the shareholders may be called by our board of directors or by shareholders holding at least 35% of our voting power. Each record holder of common shares will have one vote per share, although additional classes or series of equity securities may have special voting rights. See "-- Preferred Shares" for a description of our ability to issue preferred shares. Our company agreement provides that:


     - our equity securities held in nominee accounts will be voted by the clearing agent, or other nominee, pursuant to the instruction of the beneficial owner, unless the arrangement between the beneficial owner and the beneficial owner's nominee provides otherwise; and

     - we may assume without inquiry that the nominee is so voting.

COMMON SHARES

     Our company agreement authorizes the issuance of up to 50 million common shares for the consideration and on the terms and conditions that our board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Shares so issued and paid for will be fully paid and nonassessable, except to the extent a shareholder knowingly receives an illegal dividend. Subject to the

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prior rights, if any, of the holders of any other of our company securities, the holders of common shares are:

     - entitled to receive dividends ratably as our board of directors declare, if any;

     - on our liquidation or dissolution, entitled to share ratably in all remaining assets after satisfaction of our liabilities to creditors; and

     - entitled to one vote per common share on the election of directors and on all other matters submitted to a vote of shareholders.

Each common share is identical in all respects with each other common share. Holders of common shares have no preemptive rights and no cumulative voting rights. The affirmative vote of a majority of the outstanding common shares is required to constitute shareholder action. The common shares will be our only equity interests outstanding immediately following the offering.

     Payment of dividends on the common shares is subject to restrictions contained in our revolving credit facility. The decision to pay dividends is subject to the other financial considerations our board of directors may deem relevant. We cannot assure you as to the timing or amount of any dividend that we may declare on the common shares. We have not paid any dividends to our shareholders.

PREFERRED SHARES

     Our company agreement authorizes the issuance of up to one million preferred shares for the consideration and on the terms and conditions our board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Preferred shares may be entitled to preference over the common shares on dividends, voting rights, conversion or redemption rights, amounts payable on liquidation and other matters. Preferred shares of any class or series may be entitled to other rights and privileges, or subject to other restrictions, our board of directors establishes in its sole discretion.

TRANSFERS OF SHARES

     The common shares are generally freely transferable, subject to applicable securities laws, in the same manner as capital stock of a corporation. Our company agreement provides that each purchaser of common shares, by virtue of the purchase, will become a member of Mariner and will be bound by our company agreement, without the need to execute the company agreement.

LIMITED LIABILITY

     Generally, the debts, obligations and liabilities of a Delaware limited liability company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the limited liability company. No owner of an equity interest in us is obligated personally for any debt, obligation or liability of the limited liability company solely by reason of being an owner of the equity interest.

MERGER, CONSOLIDATION OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS

     We may merge or consolidate with, or sell all or substantially all of our assets to, one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including general or limited partnerships, only if the transaction is approved by our board of directors and a majority in interest of our equity securities.

     A holder of common shares opposing any proposed merger or consolidation, where the proposed transaction requires shareholder approval, will be afforded appraisal rights in the same manner and to the same extent that these rights would be available to the holder of stock of a Delaware corporation under the Delaware corporate law. Those rights must be perfected by the same procedure that would be required of a holder of stock of a Delaware corporation.

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AMENDMENT OF COMPANY AGREEMENT

     In order to adopt a proposed amendment to our company agreement, our board of directors must seek written approval of the shareholders required to approve the amendment or call a meeting of shareholders to consider and vote upon the proposed amendment, except as described below. Proposed amendments must be approved by a majority in interest of our equity securities unless otherwise provided in our company agreement.

REASONS WE CHOSE THE LIMITED LIABILITY COMPANY FORM


     Although we have a corporate management structure, we were legally organized as a limited liability company, rather than a Delaware corporation, solely for purposes of creating more certainty regarding the duties of Enron Corp. and our officers and directors to us and our shareholders. Section 18-110 of the Delaware Limited Liability Company Act contains explicit provisions designed to give the maximum effect to the principle of freedom of contract and enforceability of limited liability company agreements. It provides explicitly that to the extent a shareholder or other person, including a director or officer, has fiduciary or other duties or liabilities to a Delaware limited liability company or its shareholders, these duties or liabilities may be expanded or restricted by provisions of the limited liability company agreement. It also provides that no person who relies in good faith on the provisions of the limited liability company agreement will be liable to the limited liability company or its shareholders. There are no comparably explicit provisions under Delaware corporate law. These duties for corporate directors, officers and shareholders in Delaware are defined in varying degrees of clarity through various case law opinions. As a result, the enforceability of provisions limiting fiduciary liability or defining these duties in corporate charters is less certain.


     Under Delaware law, a controlling shareholder of a Delaware corporation has certain fiduciary duties to the corporation, including the duty not to pursue for its own account a business opportunity that is in the same line of business as the corporation or in which the corporation has an interest or expectancy, unless the controlling shareholder first offers the opportunity to the corporation and the corporation declines to pursue it. Not all business opportunities are required to be offered, and there is a lack of clear guidance in case law regarding which opportunities are required to be offered and which are not. Our company agreement contains provisions explicitly:


     - relieving Enron Corp. and its affiliates, other than Mariner, from any obligation to offer business opportunities to us or to any of our subsidiaries;



     - waiving any claim that any business opportunity pursued by or to be pursued by Enron Corp. or any of its affiliates constitutes a business opportunity that was misappropriated; and



     - providing generally that neither Enron Corp. nor any affiliate of Enron Corp. has any obligation to refrain from engaging in activities that may be competitive with our activities.


Our company agreement does not, however, permit:

     - a natural person to usurp, solely for his or her personal benefit, a business opportunity of ours presented to that person in his or her capacity as an officer or director, unless the officer or director first presented the opportunity to us and we declined to pursue it; or


     - Enron Corp. or any of its affiliates, other than Mariner, to usurp a business opportunity of ours presented to an officer or director serving as such at the request of Enron Corp. solely in his or her capacity as an officer or director of Mariner unless the officer or director first presented the opportunity to us and we declined to pursue it.



Our company agreement does provide that Enron Corp. or any of its affiliates, other than us, may pursue any business opportunity that is separately presented to or identified by Enron Corp. or any of its affiliates, other than us, even if the opportunity has also been presented to one of our officers or directors. The


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provisions of the company agreement applicable to Enron Corp. may also be applicable to an entity that acquires Enron Corp.'s common shares other than in a public offering.


FIDUCIARY AND OTHER DUTIES


     The fiduciary obligations of officers, directors and affiliates of limited liability companies is a developing area of the law. In an effort to create more certainty regarding the duties of Enron Corp. and its affiliates, other than Mariner, to us and our shareholders and the duties of our officers and directors to us and our shareholders, our company agreement specifies the standards of behavior required of these persons, establishes procedures that may be used for resolutions of conflicts of interest and describes activities that will not be deemed to violate fiduciary or other duties.



     Our company agreement provides that, except as otherwise specifically provided, the duties and obligations of our officers, directors and affiliates to us and our shareholders will be the same as the duties owed by officers, directors and affiliates of a corporation organized under the Delaware corporate law to the corporation and its stockholders. We believe that there is more certainty under the Delaware corporate law regarding duties owed by these persons than under Delaware limited liability company law, primarily because there are many judicial decisions under the Delaware corporate law and comparable corporate statutes. Other provisions of our company agreement modify these fiduciary duties and limit the liability of officers, directors and affiliates to us and our shareholders. These provisions are intended to permit Enron Corp. and its affiliates, other than Mariner, to deal with us and others, and to permit our officers and directors to perform their duties to us, without undue uncertainty regarding the standards by which they will be judged or undue risk of liability. We believe that these provisions are necessary to provide certainty and fairness in the relationships between Enron Corp. and its affiliates, other than Mariner, and us, many of which involve conflicts of interest, and to permit Enron Corp. to continue to conduct its business without undue risk of liability. See "Certain Relationships and Related
Transactions -- Enron Corp. and Affiliates" for a description of our transactions with Enron Corp. Our company agreement provides, among other things, that:


     - our officers, directors or affiliates will not be liable for errors in judgment or for any act or omission if the person acted in good faith;


     - Enron Corp. and its affiliates, other than Mariner, will have no obligation to offer to sell us any assets or related interest;



     - it will not constitute a breach of fiduciary or other duty for Enron Corp. and its affiliates to engage in activities of the type we conduct, even if in direct competition with us, including the ownership and operation of interests in companies that engage in oil and gas exploration and production activities;



     - the approval by our oversight committee of the terms of any proposed transaction between Enron Corp. or its affiliates, other than Mariner, and us, including the amendment of any contract, shall be deemed to be a conclusive determination that this transaction does not constitute a breach of fiduciary or other duty owed by Enron Corp. or its affiliates, other than Mariner, as long as the material facts known to Enron Corp. or its affiliates regarding this proposed transaction were disclosed to our oversight committee at the time it gave its approval;



     - it will not constitute a breach of fiduciary or other duty for Enron Corp. and its affiliates and our officers or directors, including the oversight committee, to resolve conflicts of interest, as long as the resolution of these conflicts is fair to us, taking into account the relevant interests of the parties;



     - it will not constitute a breach of fiduciary or other duty for one of our officers or directors to engage attorneys, accountants, engineers and other advisors on our behalf or our board of directors or any committee, even though these persons may also be retained from time to time by Enron Corp. or its affiliates; and these persons may be engaged with respect to any matter in which our interests and Enron Corp. and its affiliates may differ, or may be engaged by both us and Enron Corp. or its affiliates with respect to a matter, as long as the officer or director reasonably believes that any

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


       conflict between us and Enron Corp. and its affiliates, other than Mariner, related to the matter is not material; and


     - each holder of common shares, in becoming a holder of common shares, consents to the terms and provisions of our company agreement.

     Our company agreement provides that any resolution or course of action related to a conflict of interest will be conclusively deemed fair to us if the resolution or course of action is:

     - approved by our oversight committee without bad faith and after disclosure of all known material facts;

     - made or taken on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

     - a commercially fair resolution or course of action, taking into account the circumstances surrounding the course of action or conflict of interest and the totality of the relationships among the parties involved and the relative interests of the parties.

INDEMNIFICATION

     Our company agreement provides that we will indemnify our directors and officers from liabilities arising in the course of these persons' service to us. The indemnitee must have acted in good faith and in a manner that the indemnitee believed to be in or not opposed to our best interests. If the proceeding is criminal, the indemnity must have had no reasonable cause to believe the indemnitee's conduct was unlawful. These liabilities include all damages, including reasonable legal fees and expenses. We carry directors' and officers' liability insurance for potential liability under this indemnification. The holders of common shares will not be personally liable for the indemnification, although our responsibility for the cost of this indemnification could adversely affect the value of the common shares.

RIGHT TO INFORMATION

     In addition to other rights specifically listed in our company agreement, and subject to the reasonable standards as we establish, each shareholder is entitled to all information to which a member of a Delaware limited liability company is entitled to have access pursuant to Section 18-305 of the Delaware Limited Liability Company Act under the circumstances and subject to the conditions stated in that provision.

TERMINATION AND DISSOLUTION

     We will have perpetual existence, unless sooner terminated pursuant to our company agreement. Our company agreement provides that we will be dissolved upon:

     - the consent of the board of directors and holders of a majority of our equity interest; or

     - the entry of a decree of our judicial dissolution.

The death, resignation, dissolution or bankruptcy of any shareholder will not constitute a dissolution event.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     On our dissolution, the liquidator will liquidate our assets and apply the proceeds of liquidation in the order of priority our company agreement establishes. Generally, after discharging our debts and liabilities, including the costs of liquidation, any remaining proceeds will be distributed to our shareholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common shares is           .

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COMPARISON OF US WITH A DELAWARE CORPORATION

     We will be managed in a manner similar to that of a corporation. Under the Delaware limited liability company act, a limited liability company may elect in its limited liability company agreement to be governed in a manner essentially the same as a Delaware corporation, a Delaware general or limited partnership, a Delaware close corporation or any combination. Our company agreement establishes the relationship of our shareholders to us and to one another and how we will conduct our operations and the manner by which we will be governed, much like the articles and bylaws of a Delaware corporation does for that corporation. Although we are not subject to the Delaware corporate law, the Delaware limited liability act permits a limited liability company agreement to provide, and our company agreement does provide:

     - that the management of a limited liability company will be conducted by a board of directors and officers designated by the board; and

     - that the holders of shares in the limited liability company, as is the case with the holders of our common shares, except as otherwise expressly provided in our company agreement, will be afforded substantially all of the rights that are afforded holders of common stock issued by a corporation organized under the Delaware corporate law.

     Specifically, our company agreement and the Delaware limited liability company act provide the following corporate governance provisions and shareholders rights, among others, that are consistent with the analogous features of a Delaware corporation:

     - our affairs will be managed by our board of directors elected by our shareholders;

     - our officers will be elected by our board of directors and serve at the discretion and pleasure of our board of directors;

     - shareholder actions will be conducted at annual or special meetings of shareholders called by our board of directors;

     - holders of our common shares generally are not personally liable or assessable for our obligations;

     - holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors;

     - holders of our common shares generally are entitled to receive a ratable portion of our assets after payment of our liabilities upon dissolution;

     - holders of our common shares have the right to bring a derivative action against our management on our behalf;

     - holders of our common shares after the offering will not be entitled to preemptive rights with respect to the issuance of our securities; and

     - holders of our common shares opposing any proposed merger or consolidation, where the proposed transaction requires shareholder approval, will be afforded appraisal rights in the same manner and to the same extent that these rights would be available to the holder of stock of a Delaware corporation under the Delaware corporate law, and those rights must be perfected by the same procedure that would be required of a holder of stock of a Delaware corporation.

REGISTRATION RIGHTS


     Under the terms of our shareholders' agreement, we are obligated to register, on three occasions, the common shares held by Joint Energy and Enron under certain circumstances, after the expiration of 90 days after the consummation of any underwritten initial public offering. In connection with the offering, Joint Energy and Enron have agreed with the underwriters that they will not exercise these rights or sell any shares, other than shares Joint Energy and Enron may sell in the offering, within 180 days of the offering. In addition, if we propose to register any common shares under applicable securities laws, we are required to afford our existing shareholders the right to include their common shares in that registration, with some limitations.

                        SHARES ELIGIBLE FOR FUTURE SALE

     There is currently no public market for our common shares. Future sales of substantial amounts of our common shares in the public market, or the perception that those sales could occur, could adversely affect the market price of our common shares.


     After the offering, we will have outstanding           common shares. Of
these shares, the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, which sales would be subject to certain restrictions under Rule
144. The remaining                outstanding common shares will be "restricted
securities," as that term is defined in Rule 144, and may be sold only if registered or pursuant to an exemption from registration such as that provided by Rule 144. Joint Energy, Enron and the existing shareholders also have registration rights. See "Description of Our Company Agreement and Common
Shares -- Registration Rights" for a description of these registration rights. In connection with the offering, we, our officers and directors, Joint Energy and Enron, who in the aggregate own or have the right to acquire common shares, have agreed that, subject to exceptions relating to transfers that will not occur in market transactions and other exceptions, will not sell, offer or contract to sell any common shares without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. For a discussion of the exceptions to this restriction, see "Underwriting."



     We also had outstanding options to purchase an aggregate of 2,226,948 common shares as of October 31, 1999. We intend to file a Registration Statement
on Form S-8 under the Securities Act to register           common shares
reserved for issuance under our share option plan.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 1999, we and the selling shareholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated and Petrie Parkman & Co., Inc. are acting as representatives, the following respective numbers of common shares:

                                                                Number
                        Underwriter                            of Shares
                        -----------                            ---------
Credit Suisse First Boston Corporation......................
Banc of America Securities LLC..............................
Morgan Stanley & Co. Incorporated...........................
PaineWebber Incorporated....................................
Petrie Parkman & Co., Inc...................................
                                                               --------
          Total.............................................
                                                               ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common shares may be terminated.

     We and the selling shareholders have granted to the underwriters a 30-day
option to purchase on a pro-rata basis up to      additional shares from us and
     additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

     The underwriters propose to offer the common shares initially at the public offering price set forth on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

     The following table summarizes the compensation and the estimated expenses we and the selling shareholders will pay.

                                                         PER SHARE                           TOTAL
                                              -------------------------------   -------------------------------
                                                 WITHOUT            WITH           WITHOUT            WITH
                                              OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                              --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
payable by us...............................    $                $                $                $
Expenses payable by us......................    $                $                $                $
Underwriting Discounts and Commissions paid
  by the selling shareholders...............    $                $                $                $
Expenses payable by the selling
  shareholders..............................    $                $                $                $

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Bank of America, N.A. is the agent and a lender under our revolving credit facility. We have paid Bank of America, N.A. customary interest, fees and compensation in connection with our revolving credit facility. We may use more than 10% of the net proceeds from the sale of the common shares to repay all indebtedness owed by us to Bank of America, N.A. under the revolving credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the shares may not be higher than that recommended by a "qualified independent underwriter" meeting specified standards. Accordingly, if Bank of America, N.A. receives more than 10% of the net proceeds, Credit Suisse First Boston Corporation will assume the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the common shares set forth on the cover page of this prospectus will be no higher than the price recommended by Credit Suisse First Boston Corporation.


     We, each of our directors and officers, Joint Energy and Enron have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any of our common shares, other than the shares Joint Energy and Enron sell in the offering, or any securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. The primary exceptions to these restrictions are:



     - our issuance of common shares under our employee benefit plans and registration of these issuances;



     - transfers by Joint Energy and Enron of common shares, or securities convertible into common shares, to an affiliate that agrees to be bound by the restrictions; and



     - bona fide gifts by individuals if the donee agrees to be bound by these restrictions.


     We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.


     We have made application to list our common shares on The Nasdaq Stock Market's National Market.


     In the ordinary course of their business, some of the underwriters and their affiliates have in the past and may in the future engage in investment banking and other financial transactions with us, including providing financial advisory services.

     Before this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the underwriters. The principal factors considered in determining the initial public offering price include:

     - market conditions for initial public offerings;

     - the history of and prospects for our business;

     - our past and present operations;

     - our past and present earnings and current financial position;

     - an assessment of our management;

     - the market for securities of companies in businesses similar to our business; and

     - the general condition of the securities markets.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market after the offering or that an active trading market for the common shares will develop and continue after the offering.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing transaction or in a syndicate covering transaction to cover syndicate short positions.

     - In "passive" market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are effected. Accordingly, any resale of the common shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common shares in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that: (i) the purchaser is entitled under applicable provincial securities laws to purchase common shares without the benefit of a prospectus qualified under those securities laws; (ii) where required by law, the purchaser is purchasing as principal and not as agent; and
(iii) the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario's securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages, rescission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common shares to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common shares acquired by the purchaser pursuant to the offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed related to the common shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and with respect to the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Legal matters related to the common shares being issued in the offering are being passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Legal matters in connection with the offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        INDEPENDENT PETROLEUM ENGINEERS

     The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., our independent petroleum engineers, have been included in this prospectus in reliance upon the authority of that firm as an expert in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 under the Securities Act relating to our common shares. As permitted by Securities and Exchange Commission rules, this prospectus does not include all the information we have included in the registration statement. You may refer to the registration statement and the related exhibits and schedules we filed with the Securities and Exchange Commission for more information about us and our common shares. You can read and copy the registration statement, exhibits and schedules at the Securities and Exchange Commission's public reference room at, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. You can obtain information about the operation of the Securities and Exchange Commission's public reference room at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy those reports, proxy statements and other information at the Securities and Exchange Commission's public reference room and regional offices or through its Internet site. We intend to furnish our shareholders with annual reports that will include a description of our operations and audited financial statements certified by an independent public accounting firm.

                     GLOSSARY OF OIL AND NATURAL GAS TERMS

     "3-D SEISMIC" (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D seismic.

     "2-D SEISMIC" Seismic data that are acquired and processed to yield a two-dimensional cross section of the substance.

     "APPRAISAL WELL" means a well drilled several spacing locations away from a producing well to determine the boundaries or extent of a productive formation and to establish the existence of additional reserves.

     "BBL" One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil, condensate or other liquid hydrocarbons.

     "BCF" One billion cubic feet of natural gas.

     "BCFE" One billion cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "DEVELOPMENT WELL" A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

     "EXPLOITATION WELL" Ordinarily considered to be a development well drilled within a known reservoir. We use the word to refer to deepwater wells that are drilled on offshore leaseholds held (usually under farmout agreements) where a previous exploratory well showing the existence of potentially productive reservoirs was drilled, but the reservoir was by-passed for development by the owner who drilled the exploratory well; thus we distinguish our development wells on our own properties from these exploitation wells.

     "EXPLORATORY WELL" A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     "FARMOUT" The term used to describe the action taken by the person making a transfer of a leasehold interest in an oil and gas property pursuant to a farmout agreement.

     "FARMOUT AGREEMENT" A common form of agreement between oil and gas operators pursuant to which an owner of an oil and gas leasehold interest that does not want to drill at the time agrees to assign the leasehold interest, or some portion of it, to another operator that does want to drill the tract. The assignor in these transactions may retain some interest in the property such as an overriding royalty interest or a production payment, and, typically, the assignee of the leasehold interest has an obligation to drill one or more wells on the assigned acreage as a prerequisite to completion of the transfer to it.

     "GENERATE" Generally refers to the creation of an exploration or exploitation idea after evaluation of seismic and other available data.

     "INFILL WELL" A well drilled between known producing wells to better exploit the reservoir.

     "LEASE OPERATING EXPENSES" The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

     "MBBLS" One thousand barrels of crude oil or other liquid hydrocarbons.

     "MCF" One thousand cubic feet of natural gas.


     "MCFE" One thousand cubic feet of natural gas equivalent, assuming the conversion of one barrel of oil to six Mcf of natural gas based on commonly accepted rough equivalency of energy content.


     "MMBTU" One million British thermal units.

     "MMCF" One million cubic feet of natural gas.

     "MMCFE" One million cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "NET REVENUE INTEREST" An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person's interest is subject.

     "PAYOUT" Generally refers to the recovery by the incurring party to an agreement of its costs of drilling, completing, equipping and operating a well before another party's participation in the benefits of the well commences or is increased to a new level.

     "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES" An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

     "PRODUCING WELL" or "PRODUCTIVE WELL" A well that is producing oil or natural gas or that is capable of production without further capital expenditure.

     "PROVED DEVELOPED RESERVES" Proved developed reserves are those quantities of crude oil, natural gas and natural gas liquids that, upon analysis of geological and engineering data, are expected with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. This classification includes:

     - proved developed producing reserves, which are those expected to be recovered from currently producing zones under continuation of present operating methods; and

     - proved developed non-producing reserves, which consist of (1) reserves from wells that have been completed and tested but are not yet producing due to lack of market or minor completion problems that are expected to be corrected, and (2) reserves currently behind the pipe in existing wells that are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the well.

     "PROVED RESERVES" The estimated quantities of crude oil, natural gas and other hydrocarbon liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     "PROVED UNDEVELOPED RESERVES" Proved reserves that may be expected to be recovered from existing wells that will require a relatively major expenditure to develop or from undrilled acreage adjacent to productive units that are reasonably certain of production when drilled.

     "ROYALTY INTEREST" An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage or the proceeds from the sale of the production, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalty interests may be either landowner's royalty interests, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually carved from the leasehold interest pursuant to an assignment to a third party or reserved by an owner of the leasehold in connection with a transfer of the leasehold to a subsequent owner.

     "SUBSEA TIEBACK" A productive well that has its wellhead equipment located on the sea floor and is connected by control and flow lines to an existing production platform located in the vicinity.

     "WORKING INTEREST" The interest in an oil and gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct oil and gas operations on the property and the right to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                               MARINER ENERGY LLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  (Mariner Energy LLC)......................................    F-3
Consolidated Statements of Operations for the three months
  ended March 31, 1996, (Acquired Company), the nine months
  ended December 31, 1996, and the years ended December 31,
  1997 and 1998 (Mariner Energy LLC)........................    F-4
Consolidated Statements of Stockholders' Equity for the
  three months ended March 31, 1996, (Acquired Company), the nine months ended December 31, 1996, and the years ended
  December 31, 1997 and 1998 (Mariner Energy LLC)...........    F-5
Consolidated Statements of Cash Flow for the three months
  ended March 31, 1996 (Acquired Company), the nine months
  ended December 31, 1996, and the years ended December 31,
  1997 and 1998 (Mariner Energy LLC)........................    F-6
Notes to Consolidated Financial Statements..................    F-7
Condensed Consolidated Balance Sheets as of December 31,
  1998 and September 30, 1999 (unaudited)...................   F-21
Condensed Consolidated Statements of Operations for the Nine
  Months Ended September 30, 1998 and 1999 (unaudited)......   F-22
Condensed Consolidated Statements of Cash Flow for the Nine
  Months Ended September 30, 1998 and 1999 (unaudited)......   F-23
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................   F-24

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Mariner Energy LLC
Houston, Texas

     We have audited the accompanying financial statements of Mariner Energy LLC (the "Company"), formerly Hardy Oil & Gas USA Inc. (the "Acquired Company"), as listed in the Index to Consolidated Financial Statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mariner Energy LLC as of December 31, 1997 and 1998, and the results of its operations and cash flows for the three months ended March 31, 1996, the nine months ended December 31, 1996, and the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
April 14, 1999 (September 1, 1999, with respect to the first and last paragraph of Note 1 and the third paragraph of Note 4)

                               MARINER ENERGY LLC

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                     ASSETS


                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1998
                                                              ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  9,131      $     802
  Receivables...............................................      18,585         15,657
  Prepaid expenses and other................................       3,628          7,234
                                                                --------      ---------
          Total current assets..............................      31,344         23,693
                                                                --------      ---------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at full cost:
     Proved.................................................     222,829        316,056
     Unproved, not subject to amortization..................      36,526         84,076
                                                                --------      ---------
          Total.............................................     259,355        400,132
  Other property and equipment..............................       2,222          3,300
  Accumulated depreciation, depletion and amortization......     (84,236)      (167,846)
                                                                --------      ---------
          Total property and equipment, net.................     177,341        235,586
                                                                --------      ---------
OTHER ASSETS, net of amortization...........................       3,892          3,513
                                                                --------      ---------
TOTAL ASSETS................................................    $212,577      $ 262,792
                                                                ========      =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................    $  5,556      $  20,375
  Accrued liabilities.......................................      29,908         29,082
  Accrued interest..........................................       4,443          4,953
                                                                --------      ---------
  Total current liabilities.................................      39,907         54,410
                                                                --------      ---------
ACCRUAL FOR FUTURE ABANDONMENT COSTS........................       1,922          2,824
LONG-TERM DEBT:
  Subordinated notes........................................      99,574         99,624
  Revolving credit facility.................................      14,000         53,400
  Enron credit facility.....................................          --         25,000
                                                                --------      ---------
          Total long-term debt..............................     113,574        178,024
                                                                --------      ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock $0.01 par value (authorized 1,000,000
     shares; none issued)...................................          --             --
  Common stock, $0.01 par value (authorized 50,000,000
     shares; issued and outstanding 1997 -- 11,871,156,
     1998 -- 13,928,304 shares).............................         119            139
  Additional paid-in-capital................................      95,957        124,718
  Accumulated deficit.......................................     (38,902)       (97,323)
                                                                --------      ---------
          Total stockholders' equity........................      57,174         27,534
                                                                --------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $212,577      $ 262,792
                                                                ========      =========


   The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                              ACQUIRED
                                               COMPANY
                                              ---------
                                                THREE
                                               MONTHS     NINE MONTHS        YEAR           YEAR
                                                ENDED        ENDED          ENDED          ENDED
                                              MARCH 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                1996          1996           1997           1998
                                              ---------   ------------   ------------   ------------
REVENUES:
  Oil sales.................................   $ 3,632    $     9,897    $    18,061    $    10,066
  Gas sales.................................     9,677         37,182         44,710         46,624
                                               -------    -----------    -----------    -----------
          Total revenues....................    13,309         47,079         62,771         56,690
                                               -------    -----------    -----------    -----------
COSTS AND EXPENSES:
  Lease operating expenses..................     2,403          6,495          9,376          9,858
  Depreciation, depletion and
     amortization...........................     6,309         24,747         31,719         33,833
  Impairment of oil and gas properties......        --         22,500         28,514         50,800
  General and administrative expenses.......       712          2,406          3,195          4,749
  Provision for litigation..................        --             --             --          2,800
                                               -------    -----------    -----------    -----------
          Total costs and expenses..........     9,424         56,148         72,804        102,040
                                               -------    -----------    -----------    -----------
OPERATING INCOME (LOSS).....................     3,885         (9,069)       (10,033)       (45,350)
INTEREST:
  Related party income......................        57             --             --             --
  Other income..............................     2,110            515            467            313
  Related party expense.....................      (381)            --             --           (993)
  Other expense.............................    (3,010)        (7,746)       (10,644)       (12,391)
  Write-off of bridge loan fees.............        --         (2,392)            --             --
                                               -------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES...........     2,661        (18,692)       (20,210)       (58,421)
PROVISION FOR INCOME TAXES..................        --             --             --             --
                                               -------    -----------    -----------    -----------
NET INCOME (LOSS)...........................   $ 2,661    $   (18,692)   $   (20,210)   $   (58,421)
                                               =======    ===========    ===========    ===========
BASIC AND DILUTED EARNINGS (LOSS) PER
  SHARE.....................................        --    $     (1.58)   $     (1.71)   $     (4.47)
                                               =======    ===========    ===========    ===========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING...............................        --     11,831,364     11,841,793     13,079,742
                                               =======    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                           COMMON STOCK       ADDITIONAL                     TOTAL
                                        -------------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                          SHARES     AMOUNT    CAPITAL       DEFICIT        EQUITY
                                        ----------   ------   ----------   -----------   -------------
ACQUIRED COMPANY:
  Balance at December 31, 1995........       1,000    $  1     $ 81,094     $(11,837)      $ 69,258
          Net income..................          --      --           --        2,661          2,661
                                        ----------    ----     --------     --------       --------
Balance at March 31, 1996.............       1,000       1       81,094       (9,176)        71,919
POST ACQUISITION:
  Formation of Mariner Energy LLC.....  11,831,364     118       14,532        9,176         23,826
          Net loss....................          --      --           --      (18,692)       (18,692)
                                        ----------    ----     --------     --------       --------
Balance at December 31, 1996..........  11,831,364     119       95,626      (18,692)        77,053
  Sale of common stock................      39,792      --          331           --            331
          Net loss....................          --      --           --      (20,210)       (20,210)
                                        ----------    ----     --------     --------       --------
Balance at December 31, 1997..........  11,871,156     119       95,957      (38,902)        57,174
  Capital contribution -- proceeds
     sale of common stock.............   2,057,148      20       28,761           --         28,781
          Net loss....................          --      --           --      (58,421)       (58,421)
                                        ----------    ----     --------     --------       --------
Balance at December 31, 1998..........  13,928,304    $139     $124,718     $(97,323)      $ 27,534
                                        ==========    ====     ========     ========       ========

   The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                 ACQUIRED
                                                  COMPANY
                                                -----------
                                                   THREE
                                                  MONTHS      NINE MONTHS        YEAR           YEAR
                                                   ENDED         ENDED          ENDED          ENDED
                                                 MARCH 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   1996           1996           1997           1998
                                                -----------   ------------   ------------   ------------
OPERATING ACTIVITIES:
  Net income (loss)...........................    $ 2,661       $(18,692)      $(20,210)      $(58,421)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
     Depreciation, depletion and
       amortization...........................      6,437         27,706         32,588         33,762
     Impairment of oil and gas properties.....         --         22,500         28,514         50,800
     Provision for litigation.................         --             --             --          2,800
     Imputed interest.........................         --          1,322             --             --
  Changes in operating assets and liabilities:
     Receivables..............................     (1,873)          (769)        (5,014)         2,928
     Receivables from affiliates..............     (2,109)            --             --             --
     Other current assets.....................       (307)          (317)        (3,210)        (3,606)
     Other assets.............................         --             --           (483)           379
     Accounts payable and accrued
       liabilities............................        832          6,955         20,693         11,703
     Payables to affiliates...................        (11)            --             --             --
                                                  -------       --------       --------       --------
          Net cash provided by operating
            activities........................      5,630         38,705         52,878         40,345
                                                  -------       --------       --------       --------
INVESTING ACTIVITIES:
  Purchase of Acquired Company, net of cash of
     $5,438...................................         --       (184,742)            --             --
  Additions to oil and gas properties.........     (7,495)       (38,236)       (68,317)      (140,777)
  Additions to other property and equipment...       (153)          (741)          (551)        (1,078)
  Proceeds from sale of oil and gas
     properties...............................         --          7,528             --             --
  Issuance of long-term receivable to
     affiliates...............................     (1,000)            --             --             --
  Repayment of long-term receivable from
     affiliates...............................      3,000             --             --             --
                                                  -------       --------       --------       --------
          Net cash used in investing
            activities........................     (5,648)      (216,191)       (68,868)      (141,855)
                                                  -------       --------       --------       --------
FINANCING ACTIVITIES:
  Principal payments on long-term debt........         --        (92,000)            --             --
  Principal payments on revolving credit
     facility.................................         --        (50,000)            --             --
  Payments of debt issue costs................         --         (3,961)           (29)            --
  Proceeds from subordinated notes............         --         99,506             --             --
  Proceeds from long-term debt................         --         92,000             --             --
  Proceeds from revolving credit facility,
     net......................................         --         50,000         14,000         39,400
  Proceeds from Enron credit facility.........         --             --             --         25,000
  Additional capital contributed..............         --         92,150             --             --
  Proceeds from sale of common stock..........         --            610            331         28,781
                                                  -------       --------       --------       --------
          Net cash provided by financing
            activities........................         --        188,305         14,302         93,181
                                                  -------       --------       --------       --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.................................        (18)        10,819         (1,688)        (8,329)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD......................................      5,456             --         10,819          9,131
                                                  -------       --------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD....    $ 5,438       $ 10,819       $  9,131       $    802
                                                  =======       ========       ========       ========


   The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     ORGANIZATION -- For the three months ended March 31, 1996, Hardy Oil & Gas USA Inc., (the "Acquired Company"), was a wholly owned subsidiary of Hardy Holdings Inc., which is a wholly owned subsidiary of Hardy Oil & Gas plc ("Hardy plc"), a public company incorporated in the United Kingdom. Pursuant to a stock purchase agreement dated April 1, 1996, Joint Energy Development Investments Limited Partnership ("Joint Energy"), which is an affiliate of Enron Capital & Trade Resources Corp., as of September 1, 1999 known as Enron North America Corp. ("Enron"), together with members of management of the Acquired Company, formed Mariner Holdings, Inc. ("Mariner Holdings"), which then purchased from Hardy Holdings Inc. all of the issued and outstanding stock of the Acquired Company for a purchase price of approximately $185.5 million effective April 1, 1996 for financial accounting purposes (the "Acquisition"). See Notes 2 and 3. As a result of the sale of Hardy Oil & Gas USA Inc.'s common stock, the Acquired Company changed its name to Mariner Energy, Inc. ("Mariner Energy"). Additionally, Enron and Mariner Holdings entered into agreements with certain members of the Acquired Company's management providing for a continued role of management after the Acquisition. In October 1998 Mariner Energy Inc., Joint Energy and other management shareholders exchanged all of their common shares of Mariner Holdings for an equivalent ownership percentage in common shares of Mariner Energy LLC. As of December 31, 1998 Mariner Energy LLC owns 100% of Mariner Holdings (collectively, the "Company"). The Company is primarily engaged in the exploration and exploitation for and development and production of oil and gas reserves, with principal operations both onshore and offshore Texas and Louisiana.


     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the Company and all subsidiaries in which a controlling interest is held. All significant intercompany accounts and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS -- All short-term, highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

     RECEIVABLES -- Substantially all of the Company's receivables arise from sales of oil or natural gas, or from reimbursable expenses billed to the other participants in oil and gas wells for which the Company serves as operator.


     OIL AND GAS PROPERTIES -- Oil and gas properties are accounted for using the full-cost method of accounting. Consequently, costs directly associated with the acquisition, exploration and development of oil and gas properties are capitalized. Costs associated with production and general corporate activities are expensed. Amortization of oil and gas properties is provided using the unit-of-production method based on estimated proved oil and gas reserves. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of oil and gas reserves. The net carrying value of proved oil and gas properties is limited to an estimate of the future net revenues (discounted at 10%) from proved oil and gas reserves based on period-end prices and costs plus the lower of cost or estimated fair value of unproved properties. As a result of this limitation, permanent impairments of oil and gas properties of approximately $22,500,000, $28,514,000 and $50,800,000 were recorded during 1996, 1997 and
1998, respectively. Subsequent to year-end, natural gas prices have declined. This decline could result in an additional writedown in 1999.



     The costs of unproved properties are excluded from amortization using the full-cost method of accounting. These costs are assessed quarterly for possible impairments or reduction in value based on geological and geophysical data. If a reduction in value has occurred, costs being amortized are increased. The majority of the costs will be evaluated over the next three years.

                               MARINER ENERGY LLC

     OTHER PROPERTY AND EQUIPMENT -- Depreciation of other property and equipment is provided on a straight-line basis over their estimated useful lives which range from five to seven years.

     DEFERRED LOAN COSTS -- Deferred loan costs, which are included in other assets, are stated at cost and amortized straight-line over their estimated useful lives, not to exceed the life of the related debt.

     INCOME TAXES -- The Acquired Company's taxable income was and the Company's taxable income is included in a consolidated United States income tax return with Hardy Holdings Inc. and Mariner Holdings Inc., respectively. The intercompany tax allocation policy provides that each member of the consolidated group compute a provision for income taxes on a separate return basis. The Company records its income taxes using an asset and liability approach which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax bases of assets and liabilities. (See Note 8)

     CAPITALIZED INTEREST COSTS -- The Company capitalizes interest based on the cost of major development projects which are excluded from current depreciation, depletion, and amortization calculations. Capitalized interest costs were approximately $449,000, $729,000 and $1,702,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

     ACCRUAL FOR FUTURE ABANDONMENT COSTS -- Provision is made for abandonment costs calculated on a unit-of-production basis, representing the Company's estimated liability at current prices for estimated costs in the removal and abandonment of production facilities at the end of the producing life of each property.

     HEDGING PROGRAM -- The Company utilizes derivative instruments in the form of natural gas and crude oil price swap and price collar agreements in order to manage price risk associated with future crude oil and natural gas production and fixed-price crude oil and natural gas purchase and sale commitments. Such agreements are accounted for as hedges using the deferral method of accounting. Gains and losses resulting from these transactions are deferred and included in other assets or accrued liabilities, as appropriate, until recognized as operating income in the Company's Consolidated Statement of Operations as the physical production required by the contracts is delivered.

     The net cash flows related to any recognized gains or losses associated with these hedges are reported as cash flows from operations. If the hedge is terminated prior to expected maturity, gains or losses are deferred and included in income in the same period as the physical production required by the contracts is delivered.

     The conditions to be met for a derivative instrument to qualify as a hedge are the following: (i) the item to be hedged exposes the Company to price risk;
(ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; and (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

     When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if correlation no longer exists, the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price or interest rate changes on the hedged item since the inception of the hedge.

     REVENUE RECOGNITION -- The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas from those wells is produced and sold. Oil and gas sold is not significantly different from the Company's share of production.

                               MARINER ENERGY LLC

     FINANCIAL INSTRUMENTS -- The Company's financial instruments consist of cash and cash equivalents, receivables, payables, and debt. At December 31, 1997 and 1998, the estimated fair value of the Company's Senior Subordinated Notes was approximately $100,000,000. The estimated fair value was determined based on borrowing rates available at December 31, 1997 and 1998, respectively, for debt with similar terms and maturities. The carrying amount of the Company's other financial instruments approximates fair value.

     EARNINGS PER SHARE -- The Company calculates earnings per share by dividing net income or loss by the weighted average number of outstanding common shares as the Company has incurred losses since establishing its own capital structure and therefore any common stock equivalents, options or conversions would be antidilutive.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     MAJOR CUSTOMERS -- During the year ended December 31, 1998, sales of oil and gas to four purchasers, including an affiliate, accounted for 29%, 16%, 15% and 10% of total revenues. During the year ended December 31, 1997, sales of oil and gas to four purchasers accounted for 19%, 19%, 18% and 14% of total revenues. During the year ended December 31, 1996, sales of oil and gas to four purchasers accounted for 15%, 13%, 13% and 10% of total revenues. Management believes that the loss of any of these purchasers would not have a material impact on the Company's financial condition or results of operations.

     RECENT ACCOUNTING PRONOUNCEMENT -- In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is currently evaluating what effect, if any, SFAS No. 133 will have on the Company's financial statements. The Company will adopt this statement no later than January 1, 2001.

2. THE ACQUISITION

     Effective April 1, 1996, Mariner Holdings acquired all the capital stock of the Acquired Company from Hardy Holdings Inc. for an aggregate purchase price of approximately $185.5 million, including $14.5 for net working capital. In connection with the Acquisition, substantial intercompany indebtedness and receivables and third-party indebtedness of the Acquired Company were eliminated.

     The sources and uses of funds related to financing the Acquisition (See
Note 1) were as follows:


                                                              SOURCES OF FUNDS
                                                              ----------------
                                                               (IN MILLIONS)
Bridge loan provided by Joint Energy(1).....................       $ 92.0
Common stock purchased by Joint Energy(2)...................         95.0
Working capital provided by the Company.....................          6.0
                                                                   ------
          Total.............................................       $193.0
                                                                   ======

                               MARINER ENERGY LLC

                                                               USES OF FUNDS
                                                               -------------
                                                               (IN MILLIONS)
Acquisition purchase price..................................      $185.5
Acquisition costs and other expenses(3).....................         7.5
                                                                  ------
          Total.............................................      $193.0
                                                                  ======

-------------------------


(1) The Joint Energy Bridge Loan (see Note 4) was incurred by Mariner Holdings to fund a portion of the consideration paid in the Acquisition.


(2) As contemplated in connection with the Acquisition and shortly after the consummation thereof, certain members of the Company's management purchased approximately 4% of the capital stock of Mariner Holdings for an aggregated consideration valued at approximately $3.6 million. Such consideration consisted of approximately $0.6 million in cash and approximately $3.0 million of overriding royalty interests, which amounts are not included in the above sources and uses of funds related to the Acquisition.


(3) Includes $2.9 million of fees and expenses paid to Joint Energy associated with the purchase of the common stock by Joint Energy, $2.6 million of expenses paid to Joint Energy associated with the implementation of the Joint Energy Bridge Loan and $2.0 million of other transaction fees and expenses (See Note 4).



     The Acquisition was accounted for using the purchase method of accounting. As such, Joint Energy's cost to acquire the Acquired Company, including transaction costs, have been allocated to the assets and liabilities acquired based on estimated fair values. As a result, the Company's financial position and operating results subsequent to the date of the Acquisition reflect a new basis of accounting and are not comparable to prior periods. In addition, $1.3 million of interest was imputed for the period from April 1, 1996 to the date of closing.



     The allocation of Joint Energy's purchase price to the assets and liabilities of the Company resulted in a significant increase in the carrying value of the Company's oil and gas properties. Under the full cost method of accounting, the carrying value of oil and gas properties is generally not permitted to exceed the sum of the present value (10% discount rate) of estimated future net cash flows from proved reserves, based on current prices and costs, plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). Based upon the allocation of Joint Energy's purchase price, estimated proved reserves and product prices in effect at the date of the Acquisition, the purchase price allocated to oil and gas properties was in excess of the cost center ceiling by approximately $22.5 million. The resulting writedown was a non-cash charge and was included in the results of operations for the nine months ended December 31, 1996.


     The allocation of the purchase price (including fees and expenses) is summarized as follows (in millions of dollars):

Current assets.............................................   $ 18.3
Property and equipment.....................................    181.4
Other noncurrent assets....................................      2.6
Liabilities assumed........................................    (12.2)
                                                              ------
          Total............................................   $190.1
                                                              ======

                               MARINER ENERGY LLC

     The following unaudited pro forma financial data have been prepared assuming that the Acquisition and the related financing were consummated on January 1, 1996. Amounts are in thousands:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              1996
                                                          ------------
Revenues...............................................     $60,388
Net income.............................................     $ 6,511

3. RELATED-PARTY TRANSACTIONS

     RECEIVABLES FROM AFFILIATES -- Prior to the management buyout, the Acquired Company had four lending facilities with Hardy plc. These facilities earned interest income of approximately $2,110,000 for the three month period ending March 31, 1996.

     DEBT TO AFFILIATE -- Prior to the management buyout, the Acquired Company had one loan facility outstanding with Hardy plc. The Acquired Company incurred approximately $381,000 of interest expense relating to this debt for the three month period ending March 31, 1996.

     SALES TO AFFILIATES -- For the years ending December 31, 1996, 1997 and 1998, sales to affiliates were approximately $29,000, $13.0 million and $8.9 million, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES -- Prior to April 1, 1996, the Acquired Company paid an affiliate for various administrative support services. Included in general and administrative expenses was approximately $29,000 for the three months ended March 31, 1996, for such services. In management's opinion, such allocated expenses reasonably represented expenses incurred by the affiliate on behalf of the Acquired Company.


     AFFILIATE TRANSACTIONS SUBSEQUENT TO THE ACQUISITION -- Enron Corp. is the parent of Enron, and an affiliate of Enron Corp. and Enron is the general partner of Joint Energy. Accordingly, Enron Corp. may be deemed to control Joint Energy and the Company. In addition, six of the Company's directors are officers of Enron Corp. or affiliates of Enron Corp. Enron Corp. and certain of its subsidiaries and other affiliates collectively participate in many phases of the oil and natural gas industry and are, therefore, competitors of the Company. In addition, Enron and Joint Energy have provided, and may in the future provide, and another affiliate has assisted, and may in the future assist, in arranging financing to non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company. Because of these various conflicting interests, Enron, the Company, Joint Energy and the members of the Company's management have entered into an agreement that is intended to make clear that Enron Corp. and its affiliates have no duty to make business opportunities available to the Company.



     The Company expects that from time to time it will engage in various commercial transactions and have various commercial relationships with Enron Corp. and certain affiliates of Enron Corp., such as holding and exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron Corp. and the Company have working interests. Such interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, the Company has entered into several agreements with Enron Corp. or affiliates of Enron Corp. for the purpose of hedging oil and natural gas prices on the Company's future production. Certain of the Company's debt instruments restrict the Company's ability to engage in transactions with its affiliates, but those restrictions are subject to significant exceptions. The Company believes that its current agreements with Enron Corp. and its affiliates are, and anticipates that any future agreements with Enron Corp. and

                               MARINER ENERGY LLC
its affiliates will be, on terms no less favorable to the Company than would be contained in an agreement with a third party.

4. LONG-TERM DEBT


     JOINT ENERGY BRIDGE LOAN -- In connection with the Acquisition, Joint Energy and Mariner Holdings entered into a Credit, Subordination and Further Assurances Agreement dated May 16, 1996, pursuant to which Joint Energy provided a loan commitment to Mariner Holdings of $105 million. Under this commitment Mariner Holdings borrowed $92 million (the "Joint Energy Bridge Loan") to partially fund the Acquisition. The Joint Energy Bridge Loan bore interest at 6% above LIBOR. The Joint Energy Bridge Loan was repaid with proceeds of $50 million from borrowings under the Revolving Credit Facility (see below) and $42 million from the issuance of the 10 1/2% Senior Subordinated Notes (see below). As a result of the repayments, the Joint Energy Bridge Loan was terminated. In connection with the $92 million repayment, $2.4 million of the Joint Energy Bridge Loan debt fees were written off during the nine months ended December 31, 1996.



     REVOLVING CREDIT FACILITY -- On June 28, 1996, the Company entered into an unsecured revolving credit facility (the "Revolving Credit Facility") with Bank of America as agent for a group of lenders (the "Lenders"). On that date, the Company borrowed $50 million under the Revolving Credit Facility and used the proceeds to partially repay the Joint Energy Bridge Loan. During August 1996, the outstanding balances of both the Revolving Credit Facility and the Joint Energy Bridge Loan were repaid with the proceeds from the issuance of the Company's 10 1/2% Senior Subordinated Notes.


     The Revolving Credit Facility provides for a maximum $150 million revolving credit loan which matures on October 1, 1999. The borrowing base under the Revolving Credit Facility is currently $60 million and is subject to periodic redetermination. The Revolving Credit Facility, had an outstanding balance of $53.4 million at December 31, 1998. On June 28, 1999, the Revolving Credit Facility was amended to extend the maturity date to October 1, 2002 and to pledge certain mineral interests to secure the Revolving Credit Facility. Accordingly, this liability was classified as long-term at December 31, 1998.

     Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus 0.75% to 1.25% (depending upon the level of utilization of the Borrowing Base) or (ii) the higher of (a) the agent's prime rate or (b) the federal funds rate plus 0.5%. On December 31, 1998 the effective rate was 6.90%. The Company incurs a quarterly commitment fee ranging from 0.25% to 0.375% per annum on the average unused portion of the Borrowing Base, depending upon the level of utilization.

     The Revolving Credit Facility contains various restrictive covenants which, among other things, restrict the payment of dividends, limit the amount of debt the Company's subsidiary, Mariner Energy, may incur, limit Mariner Energy's ability to make certain loans and investments, limit Mariner Energy's ability to enter into certain hedge transactions and provide that the Mariner Energy must maintain specified relationships between cash flow and fixed charges and cash flow and interest on indebtedness. As of December 31, 1998, Mariner Energy was in compliance with all such requirements.


     ENRON CREDIT FACILITY -- Mariner Energy LLC entered into an agreement with Enron to provide a $25 million unsecured, subordinated credit facility (the "Enron Credit Facility"). The Enron Credit Facility accrues interest at an annual rate of LIBOR plus 2.5% and requires a structuring fee of 4% of the borrowed amount. The effective interest rate as of December 31, 1998 was 8.06%. The Enron Credit Facility requires that a portion of the proceeds of any private or public equity or debt offering by the Company be applied to repay amounts outstanding under the Enron Credit Facility. The terms of the Enron Credit Facility required that if financing did not become available by March 1, 1999, up to $25 million of the Enron Credit Facility would be converted to equity. Interest expense recorded as a

                               MARINER ENERGY LLC
result of this Enron Credit Facility for the year ended December 31, 1998, was approximately $993,000. Subsequent to December 31, 1998, the Enron Credit Facility was amended to (i) increase the size of the Enron Credit Facility to $50 million, (ii) extend the maturity to April 30, 2000, (iii) accrue interest at an annual rate of LIBOR plus 4.5%, and (iv) provide for an optional conversion to common shares for the outstanding debt and accrued interest at a rate of $14.58 per common shares of Mariner Energy LLC by Enron.



     SENIOR CREDIT FACILITY WITH ENRON -- In April 1999, the Company established a $25 million Senior Credit Facility with Enron ("Senior Credit Facility") to obtain funds needed to execute the Company's 1999 capital expenditure program and for short-term working capital needs. The borrowing base under the Senior Credit Facility is currently $25 million and is subject to periodic redetermination. The Senior Credit Facility accrues interest at an annual rate of LIBOR plus 2.5% and requires a structuring fee of 1% of the committed amount. The Senior Credit Facility will mature on December 31, 1999 and is expected to be repaid from internally-generated cash flows.



     Restrictions for Mariner Energy within the Revolving Credit Facility and 10 1/2% Senior Subordinated Notes restrict Mariner Energy's ability to pay interest or principal on the Enron Credit Facility and Senior Credit Facility.



     10 1/2% SENIOR SUBORDINATED NOTES -- On August 14, 1996 the Company completed the sale of $100 million principal amount of 10 1/2% Senior Subordinated Notes Due 2006, (the "Notes"). The proceeds of the Notes were used by the Company to (i) fully repay the Joint Energy Bridge Loan incurred in the Acquisition, and (ii) repay the Revolving Credit Facility. The Notes bear interest at 10 1/2% payable semiannually in arrears on February 1 and August 1 of each year. The Notes are unsecured obligations of the Company, and are subordinated in right of payment to all senior debt (as defined in the indenture governing the Notes) of the Company, including indebtedness under the Revolving Credit Facility.


     The indenture pursuant to which the Notes are issued contains certain covenants that, among other things, limit the ability of Mariner Energy to incur additional indebtedness, pay dividends, redeem capital stock, make investments, enter into transactions with affiliates, sell assets and engage in mergers and consolidations. As of December 31, 1998, the Company was in compliance with all such requirements.

     The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2001, initially at 105.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after August 1, 2003. In addition, at the option of the Company, at any time prior to August 1, 1999, up to an aggregate of 35% of the original principal amount of the Notes may be redeemable from the net proceeds of one or more public equity offerings, at 110.5% of their principal amount, plus accrued interest, provided that any such redemption shall occur within 60 days of the date of the closing of such public equity offering.

     In the event of a change of control of the Company (as defined in the indenture pursuant to which the Notes are issued), each holder of the Notes (the "Holder") will have the right to require the Company to repurchase all or any portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.

     As required in the indenture, in January 1997 the Company exchanged all of the Notes for Series B notes with substantially the same terms as to principal amount, interest rate, maturity and redemption rights. If the exchange offer had not been consummated, the interest rate on the Notes would have increased by 0.5% per annum.

                               MARINER ENERGY LLC

     CASH PAID FOR INTEREST, -- Cash paid for interest for the nine month period ending December 31, 1996, for the years ending December 31, 1997 and 1998 were $10,656,000, $10,926,000 and $15,649,260, respectively.

5. STOCKHOLDERS' EQUITY

     STOCK OPTION PLAN -- During June 1996, Mariner Holdings established the Mariner Holdings, Inc. 1996 Stock Option Plan (the "Plan") providing for the granting of stock options to key employees and consultants. Options granted under the Plan will not be less than the fair market value of the shares at the date of grant. The maximum number of shares of Mariner Holdings common shares that may be issued under the Plan was 142,800. In June 1998, the Plan was amended to increase the number of eligible shares to be issued to 202,800. In September 1998, concurrent with the exchange of each common share of Mariner Holdings for twelve common shares of Mariner Energy LLC the maximum number of shares of common shares that can be issued under the Plan was 2,433,600.


     During the years ending December 31, 1996, 1997 and 1998 the Company granted stock options of 1,539,972, 142,056 and 329,160, respectively. No options have been exercised or cancelled during the three year period. At December 31, 1998, options (the "Options") to purchase 2,011,188 shares had been granted at exercise prices ranging from $8.33 to $14.58 per share. The Options generally become exercisable as to one-fifth to one-third on each of the first three or five anniversaries of the date of grant. The Options expire from seven years to ten years after the date of grant.


     The Company applies APB Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the method of SFAS No. 123, the Company's net loss for the nine months ended December 31, 1996 and for the years ended December 31, 1997 and 1998 would have increased $356,000, $777,000 and $912,000, respectively to $19,048,000,
$20,987,000 and $59,333,000 respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The fair value of each option grant is estimated on the date of grant using a present value calculation, risk free interest of 4.6%, no dividends and expected life of 5 years. Stock options available for future grant amounted to 422,412 shares at December 31, 1998. Exercisable stock options amounted to 644,292 shares at December 31, 1998.


     PREFERRED SHARES -- The Company Agreement authorizes the issuance of up to one million preferred shares for the consideration and on the terms and conditions the board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Preferred shares may be entitled to preference over the common shares on dividends, voting rights, conversion or redemption rights, amounts payable on liquidation and other matters. Preferred shares of any class or series may be entitled to other rights and privileges, or subject to other restrictions, the board of directors establishes in its sole discretion.


     EQUITY INVESTMENT -- In June 1998, the Company reached an agreement with management shareholders and an affiliate of Enron to purchase common shares of approximately $28.8 million of net equity capital, which was used to supplement funding of the Company's 1998 capital expenditure plan.

6. EMPLOYEE BENEFIT AND ROYALTY PLANS

     EMPLOYEE CAPITAL ACCUMULATION PLAN -- The Company provides all full-time employees participation in the Employee Capital Accumulation Plan (the "Plan") which is comprised of a contributory 401(k) savings plan and a discretionary profit sharing plan. Under the 401(k) feature, the Company, at its sole discretion, may contribute an employer-matching contribution equal to a percentage not to exceed 50% of each eligible participant's matched salary reduction contribution as defined by the Plan. Under the

                               MARINER ENERGY LLC
discretionary profit sharing contribution feature of the Plan, the Company's contribution, if any, shall be determined annually and shall be 4% of the lesser of the Company's operating income or total employee compensation and shall be allocated to each eligible participant pro rata to his or her compensation. During 1996, 1997 and 1998, the Company contributed $165,000, $200,000, and $182,000, respectively, to the Plan. This plan is a continuation of a plan provided by the Acquired Company.

     OVERRIDING ROYALTY INTERESTS -- Pursuant to agreements, certain key employees and consultants are entitled to receive, as incentive compensation, overriding royalty interests ("Overriding Royalty Interests") in certain oil and gas prospects acquired by the Company. Such Overriding Royalty Interests entitle the holder to receive a specified percentage of the gross proceeds from the future sale of oil and gas (less production taxes), if any, applicable to the prospects. For the year ending December 31, 1996, 1997 and 1998 the Company paid $2.2 million, $1.3 million and $1.0 million, respectively.

7. COMMITMENTS AND CONTINGENCIES

     MINIMUM FUTURE LEASE PAYMENTS -- The Company leases certain office facilities and other equipment under long-term operating lease arrangements. Minimum rental obligations under the Company's operating leases in effect at December 31, 1998 are as follows (in thousands):

1999........................................................  $1,112
2000........................................................   1,046
2001........................................................   1,073
2002........................................................   1,082
2003........................................................     464
                                                              ------
          Total.............................................  $4,767
                                                              ======

     Rental expense, before capitalization, was approximately $427,000, $544,000, and $1,000,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

     HEDGING PROGRAM -- The Company conducts a hedging program with respect to its sales of crude oil and natural gas using various instruments whereby monthly settlements are based on the differences between the price or range of prices specified in the instruments and the settlement price of certain crude oil and natural gas futures contracts quoted on the open market. The instruments utilized by the Company differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product.

     The following table sets forth the results of hedging transactions during the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1996          1997          1998
                                                 -----------   -----------   ----------
Natural gas quantity hedged (MMBtu)............   13,482,900    13,573,500    9,800,000
Increase (decrease) in natural gas sales.......  $(3,701,000)  $(3,931,000)  $2,337,000
Crude oil quantity hedged (Bbls)...............      428,000       118,000            0
Increase (decrease) in crude oil sales.........  $(1,912,000)  $  (614,000)  $        0

                               MARINER ENERGY LLC

     Subsequent to year-end, the Company entered into a natural gas collar with Enron from April to October 1999 with an extension at the collar parties' option to extend the collar at a higher price through March 2000. In addition, in March, the Company entered into a three-year gas swap with Enron. The following tables set forth the Company's position as of March 15, 1999.


                                                   NOTIONAL            PRICE
                                                   QUANTITY   -----------------------
TYPE    LOCATION            TIME PERIOD            (MMBTU)    FLOOR   CEILING   FIXED
----    --------            -----------            --------   -----   -------   -----
Collar  Henry Hub  April 1 -- October 31, 1999      12,840    $1.85    $2.05       --
Swap    Henry Hub  November 1 -- December 31,        2,684       --       --    $2.18
                   1999
Swap    Henry Hub  January 1 -- December 31, 2000   10,980       --       --    $2.18
Swap    Henry Hub  January 1 -- December 31, 2001    4,380       --       --    $2.18
Swap    Henry Hub  January 1 -- October 31, 2002     1,824       --       --    $2.18


     DEEPWATER RIG -- The Company executed a letter of intent in February 1998 regarding the provision of a deepwater rig to the Company and another company on an equally shared basis for five years beginning in late 1999 or early 2000. The letter of intent also provided for a day rate of $158,500. It is the third party's position that the Company is committed to the terms of the letter of intent. The Company is currently in discussions with the owner of the rig to determine if a mutually acceptable drilling contract can be negotiated.


     LITIGATION -- In the ordinary course of business, the Company is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage. The Company does not consider its exposure in these proceedings, individually or in the aggregate, to be material.

     In December, 1996, ETOCO, Inc., which owns a 20% interest in one producing well operated by the Company, filed a lawsuit against the Company in the district court of Hardin County, Texas, alleging damage due to the Company's refusal to drill an additional well. In April 1998, after a trial on the merits, a jury awarded ETOCO $2.38 million in damages. In August, the court awarded ETOCO $0.5 million in attorneys' fees. On February 8, 1999, the case was settled.

8. INCOME TAXES

     The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision (in thousands):

                                        ACQUIRED
                                         COMPANY
                                      -------------
                                      THREE MONTHS     NINE MONTHS
                                          ENDED           ENDED        YEAR ENDED      YEAR ENDED
                                        MARCH 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                          1996            1996            1997            1998
                                      -------------   -------------   -------------   -------------
                                        $       %        $       %       $       %       $       %
                                      ------   ----   -------   ---   -------   ---   -------   ---
Income (loss) before income taxes...   2,661     --   (18,692)   --   (20,210)   --   (58,421)   --
Income tax expense (benefit)
  computed at statutory rates.......     931     35    (6,542)  (35)   (7,074)  (35)  (20,447)  (35)
Change in valuation allowances......  (3,597)  (135)    8,125    43     6,871    34    18,804    32
Other...............................   2,666    100    (1,583)   (8)      203     1     1,643     3
                                      ------   ----   -------   ---   -------   ---   -------   ---
Tax expense.........................      --     --        --    --        --    --        --    --
                                      ======   ====   =======   ===   =======   ===   =======   ===

     No federal income taxes were paid by the Company during the three months ending March 31, 1996, the nine months ending December 31, 1996 or the years ended December 31, 1997 or 1998.

                               MARINER ENERGY LLC

     The Company's deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

                                                         1996       1997       1998
                                                        -------   --------   --------
Deferred tax assets:
  Net operating loss carry forwards...................  $ 6,323   $ 10,410   $ 34,771
  Differences between book and tax bases of
     properties.......................................    1,802      4,586         --
                                                        -------   --------   --------
                                                          8,125     14,996     34,771
Valuation allowance...................................   (8,125)   (14,996)   (33,800)
                                                        -------   --------   --------
Total net deferred tax assets.........................       --         --        971
                                                        -------   --------   --------
Deferred tax liabilities --
  Differences between book and tax bases of
     properties.......................................       --         --       (971)
                                                        -------   --------   --------
          Total net deferred taxes....................  $    --   $     --   $     --
                                                        =======   ========   ========

     As of December 31, 1998, the Company has a cumulative net operating loss carryforward ("NOL") for federal income tax purposes of approximately $98 million, which begins to expire in the year 2012. A valuation allowance is recorded against tax assets which are not likely to be realized. Because of the uncertain nature of their ultimate realization, as well as past performance and the NOL expiration date, the Company has established a valuation allowance against this NOL carryforward benefit and for all net deferred tax assets in excess of net deferred tax liabilities.

9. OIL AND GAS PRODUCING ACTIVITIES AND CAPITALIZED COSTS

     The results of operations from the Company's oil and gas producing activities were as follows (in thousands):

                                         ACQUIRED
                                         COMPANY
                                      --------------
                                       THREE MONTHS    NINE MONTHS
                                          ENDED           ENDED        YEAR ENDED     YEAR ENDED
                                        MARCH 31,      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                           1996            1996           1997           1998
                                      --------------   ------------   ------------   ------------
Oil and gas sales...................     $13,309         $ 47,079       $ 62,771       $ 56,690
Production costs....................      (2,403)          (6,495)        (9,376)        (9,858)
Depreciation, depletion and
  amortization......................      (6,309)         (24,747)       (31,719)       (33,833)
Impairment of oil and gas
  properties........................          --          (22,500)       (28,514)       (50,800
Income tax expense..................          --               --             --             --
                                         -------         --------       --------       --------
          Results of operations.....     $ 4,597         $ (6,663)      $ (6,838)      $(37,801)
                                         =======         ========       ========       ========

                               MARINER ENERGY LLC

     Costs incurred in property acquisition, exploration and development activities were as follows (in thousands, except per equivalent mcf amounts):

                                      ACQUIRED                                      YEAR ENDED
                                      COMPANY                                      DECEMBER 31,
                                    ------------                                       1998
                                    THREE MONTHS    NINE MONTHS                    ------------
                                       ENDED           ENDED         YEAR ENDED
                                     MARCH 31,      DECEMBER 31,    DECEMBER 31,
                                        1996            1996            1997
                                    ------------   --------------   ------------
Property acquisition costs
  Unproved properties.............     $  949         $13,477         $21,569        $ 43,143
  Proved properties...............         --              --           3,250              --
Exploration costs.................      3,903          18,627          27,364          35,674
Development costs.................      2,643           6,132          16,134          61,960
                                       ------         -------         -------        --------
          Total costs.............     $7,495         $38,236         $68,317        $140,777
                                       ======         =======         =======        ========
Depreciation, depletion and
  amortization rate per equivalent
  Mcf before impairment
  provisions......................      $1.00           $1.33           $1.33           $1.40


     Under the full cost method of accounting, the Company capitalizes costs directly associated with acquisition, exploration and development of oil and gas properties. Such costs were approximately $4,362,000, $4,418,000 and $6,386,000, for the years ended December 31, 1996, 1997 and 1998, respectively.


     The following table summarizes costs related to unevaluated properties which have been excluded from amounts subject to amortization at December 31, 1998. The Company regularly evaluates these costs to determine whether impairment has occurred. The majority of these costs are expected to be evaluated and included in the amortization base within three years.

                            ACQUIRED COMPANY
                           ------------------
                                      THREE         NINE
                                     MONTHS        MONTHS
                                      ENDED        ENDED        YEAR ENDED     YEAR ENDED      TOTAL AT
                           PRIOR    MARCH 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                           YEARS      1996          1996           1997           1998           1998
                           ------   ---------   ------------   ------------   ------------   ------------
Property acquisition
costs....................  $1,628      $24         $7,949        $19,509        $53,936        $83,046
Exploration costs........      --       --             --             --          1,030          1,030
                           ------      ---         ------        -------        -------        -------
          Total..........  $1,628      $24         $7,949        $19,509        $54,966        $84,076
                           ======      ===         ======        =======        =======        =======

     Approximately 95% of excluded costs at December 31, 1998 relate to activities in the Deepwater Gulf of Mexico and the remaining 5% relates to activities in the Gulf of Mexico shallow waters and onshore areas near the Gulf.

10. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE
    INFORMATION (UNAUDITED)

     Estimated proved net recoverable reserves as shown below include only those quantities that are expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion. Also included in the Company's proved undeveloped reserves as of December 31, 1998 were reserves expected to be recovered

                               MARINER ENERGY LLC
from wells for which certain drilling and completion operations had occurred as of that date, but for which significant future capital expenditures were required to bring the wells into commercial production.

     Reserve estimates are inherently imprecise and may change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers, that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                              OIL (BBL)   GAS (MCF)
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
December 31, 1995...........................................    6,669       98,330
  Revisions of previous estimates...........................        3         (518)
  Extensions, discoveries and other additions...............    1,168       24,326
  Sales of reserves in place................................   (1,810)      (9,425)
  Production................................................     (750)     (20,429)
                                                               ------      -------
December 31, 1996...........................................    5,280       92,284
  Revisions of previous estimates...........................      210       (1,817)
  Extensions, discoveries and other additions...............    2,062       46,166
  Purchase of reserves in place.............................       55        2,737
  Production................................................     (977)     (18,004)
                                                               ------      -------
December 31, 1997...........................................    6,630      121,366
  Revisions of previous estimates...........................     (836)        (410)
  Extensions, discoveries and other additions...............    4,351       27,416
  Production................................................     (786)     (19,477)
                                                               ------      -------
December 31, 1998...........................................    9,359      128,895
                                                               ======      =======

                               MARINER ENERGY LLC

               ESTIMATED QUANTITIES OF PROVED DEVELOPED RESERVES

                                                              OIL (BBL)   GAS (MCF)
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
December 31, 1996...........................................    3,456      83,529
December 31, 1997...........................................    3,486      76,343
December 31, 1998...........................................    2,886      86,024

     The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved oil and gas reserves. The information presented is based on a valuation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year. Additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of the Company's oil and gas properties, nor should it be considered indicative of any trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1996        1997        1998
                                                            ---------   ---------   ---------
Future cash inflows.......................................  $ 548,451   $ 447,681   $ 383,490
Future production costs...................................   (103,777)   (109,405)   (103,400)
Future development costs..................................    (20,413)    (73,568)    (81,090)
Future income taxes.......................................    (90,971)    (35,346)         --
                                                            ---------   ---------   ---------
Future net cash flows.....................................    333,290     229,362     199,000
Discount of future net cash flows at 10% per annum........    (78,914)    (52,903)    (51,371)
                                                            ---------   ---------   ---------
Standardized measure of discounted future net cash
  flows...................................................  $ 254,376   $ 176,459   $ 147,629
                                                            =========   =========   =========

     During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets and in the United States, including the posted prices paid by purchasers of the Company's crude oil. The year-end average prices of oil and gas at December 31, 1996, 1997 and 1998, used in the above table, were $25.16, $16.43 and $10.36 per Bbl, respectively, and $4.50, $2.79 and $2.22 per Mcf, respectively.

                               MARINER ENERGY LLC

     The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1996       1997        1998
                                                      --------   ---------   --------
Sales and transfers of oil and gas produced, net of
production costs....................................  $(51,505)  $ (53,395)  $(46,832)
Net changes in prices and production costs..........   120,843    (132,658)   (67,815)
Extensions and discoveries, net of future
  development and production costs..................    62,551      42,717     23,730
Development costs during period and net change in
  development costs.................................        --       4,188     30,799
Revision of previous quantity estimates.............    (1,293)       (730)    (6,846)
Purchases of reserves in place......................        --       6,071         --
Sales of reserves in place..........................   (10,813)         --         --
Net change in income taxes..........................   (36,082)     29,619     27,193
Accretion of discount before income taxes...........    17,342      30,336     20,365
Changes in production rates (timing) and other......    (7,182)     (4,065)    (9,424)
                                                      --------   ---------   --------
Net change..........................................  $ 93,861   $ (77,917)  $(28,830)
                                                      ========   =========   ========

********************************************************************************

                               MARINER ENERGY LLC

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
CURRENT ASSETS:
  Cash and cash equivalents.................................   $     802       $   1,326
  Receivables...............................................      15,657          15,276
  Prepaid expenses and other................................       7,234           6,231
                                                               ---------       ---------
          Total current assets..............................      23,693          22,833
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at full cost:
     Proved.................................................     316,056         352,715
     Unproved, not subject to amortization..................      84,076          90,573
                                                               ---------       ---------
          Total.............................................     400,132         443,288
  Other property and equipment..............................       3,300           3,846
  Accumulated depreciation, depletion and amortization......    (167,846)       (190,690)
                                                               ---------       ---------
          Total property and equipment, net.................     235,586         256,444
                                                               ---------       ---------
OTHER ASSETS, NET OF AMORTIZATION...........................       3,513           3,146
                                                               ---------       ---------
TOTAL ASSETS................................................   $ 262,792       $ 282,423
                                                               =========       =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................   $  20,375       $  19,628
  Accrued liabilities.......................................      29,082          20,733
  Accrued interest..........................................       4,953           4,881
  Enron credit facility.....................................          --          50,000
  Senior credit facility....................................          --          25,000
                                                               ---------       ---------
          Total current liabilities.........................      54,410         120,242
                                                               ---------       ---------
ACCRUAL FOR FUTURE ABANDONMENT COSTS........................       2,824           3,806
LONG-TERM DEBT:
  Senior Subordinated Notes.................................      99,624          99,661
  Revolving credit facility.................................      53,400          42,700
  Enron credit facility.....................................      25,000              --
                                                               ---------       ---------
          Total long-term debt..............................     178,024         142,361
                                                               ---------       ---------
STOCKHOLDERS' EQUITY:
  Preferred Stock $0.01 par value (authorized 1,000,000
     shares, none issued)...................................          --              --
  Common stock, $.01 par value; 50,000,000 shares
     authorized, 13,928,304 issued and outstanding, at June
     30, 1999 and December 31, 1998.........................         139             139
  Additional paid-in-capital................................     124,718         124,718
  Accumulated deficit.......................................     (97,323)       (108,843)
                                                               ---------       ---------
          Total stockholders' equity........................      27,534          16,014
                                                               ---------       ---------
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY..................   $ 262,792       $ 282,423
                                                               =========       =========


   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
REVENUES:
  Oil sales.................................................  $     8,294   $     7,086
  Gas sales.................................................       35,304        31,994
                                                              -----------   -----------
          Total revenues....................................       43,598        39,080
                                                              -----------   -----------
COSTS AND EXPENSES:
  Lease operating expenses..................................        7,554         8,380
  Depreciation, depletion and amortization..................       25,023        23,488
  General and administrative expenses.......................        3,417         4,007
  Provision for litigation..................................        2,960            --
                                                              -----------   -----------
          Total costs and expenses..........................       38,954        35,875
                                                              -----------   -----------
OPERATING INCOME............................................        4,644         3,205
INTEREST:
  Income....................................................          299            29
  Expense...................................................       (9,512)      (14,754)
                                                              -----------   -----------
LOSS BEFORE TAXES...........................................       (4,569)      (11,520)
PROVISION FOR INCOME TAXES..................................           --            --
                                                              -----------   -----------
NET LOSS....................................................  $    (4,569)  $   (11,520)
                                                              ===========   ===========
BASIC AND DILUTED LOSS PER SHARE............................  $     (0.36)  $     (0.83)
                                                              ===========   ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..................   12,743,957    13,928,304
                                                              ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1999
                                                              ---------   --------
OPERATING ACTIVITIES:
  Net loss..................................................  $  (4,569)  $(11,520)
  Adjustments to reconcile net loss to net cash provided by
     (used for) operating activities:
     Depreciation, depletion and amortization...............     25,287     23,861
  Provision for litigation..................................      2,960         --
  Changes in operating assets and liabilities:
     Receivables............................................      3,014        731
     Other current assets...................................       (868)     1,003
     Other assets...........................................         90        367
     Accounts payable and accrued liabilities...............     (6,982)    (8,716)
                                                              ---------   --------
  Net cash provided by (used for) operating activities......     18,932      5,726
                                                              ---------   --------
INVESTING ACTIVITIES:
  Additions to oil and gas properties.......................   (102,661)   (62,913)
  Sale of mineral interest..................................         --     19,757
  Additions to other property and equipment.................       (913)      (546)
                                                              ---------   --------
     Net cash used in investing activities..................   (103,574)   (43,702)
                                                              ---------   --------
FINANCING ACTIVITIES:
  Proceeds from (repayment of) revolving credit facility....     37,000    (10,700)
  Sale of common stock......................................     28,992         --
  Proceeds from the affiliate credit facilities.............     10,000     50,000
                                                              ---------   --------
     Net cash provided by financing activities..............     75,992     39,300
                                                              ---------   --------
DECREASE IN CASH AND CASH EQUIVALENTS.......................     (8,650)     1,324
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      9,131          2
                                                              ---------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $     481   $  1,326
                                                              =========   ========


   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION


     The consolidated financial statements of Mariner Energy LLC, Mariner Energy Holdings and Mariner Energy Inc. ("Mariner Energy") (collectively, the "Company") included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (consisting only of normal, recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended December 31, 1998. The result of operations for the nine months ending September 30, 1998 and 1999 are not necessarily indicative of the results for the full year.


2. OIL AND GAS PROPERTIES

     Under the full cost method of accounting for oil and gas properties, the net carrying value of proved oil and gas properties is limited to an estimate of the future net revenues, discounted at 10%, from proved oil and gas reserves based on period-end prices and costs plus the lower of cost or estimated fair value of unproved properties.

     In the second quarter of 1999, the Company sold a 63% working interest in its Pluto Deepwater Gulf exploitation project. Net proceeds from this sale were approximately $19.8 million.

3. REVOLVING CREDIT FACILITY


     Following the semi-annual borrowing base redetermination on June 28, 1999 the borrowing base under the Company's revolving credit facility (the "Revolving Credit Facility"), with Bank of America as agent for a group of lenders, was reaffirmed at $60 million, and the maturity date of the Revolving Credit Facility was extended from October 1, 1999 to October 1, 2002. As part of the redetermination, the Company pledged certain mineral interests to secure the Revolving Credit Facility. In October 1999, the borrowing base under the Revolving Credit Facility was again reaffirmed at $60 million as part of the semi-annual borrowing base redetermination.


4. AFFILIATE CREDIT FACILITIES


     During the first quarter of 1999, the Company and Enron Capital & Trade Resources Corp., as of September 1, 1999, known as Enron North America Corp. ("Enron") amended an existing unsecured, subordinated credit facility provided by Enron to the Company to increase the amount available thereunder from $25 million to $50 million (the "Enron Credit Facility"). The Enron Credit Facility requires that any funds received pursuant to a private or public equity or debt offering by the Company must first be applied to repay the amount outstanding thereunder. Once funds outstanding under the Enron Credit Facility have been repaid, those funds may not be reborrowed. The Enron Credit Facility has been amended to extend its maturity date from April 30, 1999 to April 30, 2000 and to give Enron the option to convert the Enron Credit Facility to equity in the Company at any time through maturity. Interest accruing on the outstanding principal under the Enron Credit Facility from April 15, 1999 through April 30, 2000 will be payable at maturity by the Company. At September 30, 1999, the Company had fully drawn the Enron Credit Facility.

                               MARINER ENERGY LLC

     In April 1999, the Company established a $25 million borrowing-based, short-term credit facility with Enron (the "Senior Credit Facility"). The Senior Credit Facility matures on December 31, 1999 and has an annual interest rate of LIBOR plus 2.5%, with interest payments due quarterly. As of June 30, 1999, the Company had fully drawn the Senior Credit Facility.



     Restrictions for Mariner Energy within the Revolving Credit Facility and the 10 1/2% Senior Subordinated Notes restricts the use of Mariner Energy's assets or cash flow to satisfy interest or principal payments for the Enron Credit Facility and Senior Credit Facility.


5. COMMITMENTS AND CONTINGENCIES


     HEDGING -- The Company uses crude oil and natural gas price swaps and other similar hedging transactions to reduce its exposure to price decreases. In January 1999, the Company entered into a 36 month long-term natural gas fixed price swap ("Fixed Price Swap") to establish the price the Company receives for a portion of its natural gas production to $2.18 per Mmbtu. In May 1999, the Company entered into a five month market sensitive swap ("Market Sensitive Swap") where the Company pays to the counterparty $2.60 per MMBtu in return for a market sensitive price. The effect of the Market Sensitive Swap is to limit hedging losses on a portion of the Fixed Price Swap described above. In the nine-month period ended September 30, 1999, the Company recognized approximately $4.5 million in losses before recovery in the cash market as a result of these contracts.



     The following table sets forth the Company's open hedging positions as of September 30, 1999.



                                          NOTIONAL              PRICE
                                         QUANTITIES    ------------------------     FAIR VALUE AT
TIME PERIOD                              (MMBTU/BBL)   FLOOR   CEILING   FIXED    SEPTEMBER 30, 1999
-----------                              -----------   -----   -------   ------   ------------------
                                                               (IN THOUSANDS)
NATURAL GAS
October 1 -- October 31, 1999..........       1,860    $1.85    $2.05        --        $(1,042)
November 1 -- December 31, 1999
  Fixed Price Swap.....................       2,684       --       --    $ 2.18        $(1,759)
  Market Sensitive Swap................       1,220       --       --    $ 2.60        $   303
January 1 -- December 31, 2000
  Fixed Price Swap.....................      10,980       --       --    $ 2.18        $(5,215)
  Market Sensitive Swap................       1,820       --       --    $ 2.60        $   404
January 1 -- December 31, 2001
  Fixed Price Swap.....................       4,380       --       --    $ 2.18        $(1,920)
January 1 -- October 31, 2002
  Fixed Price Swap.....................       1,824       --       --    $ 2.18        $  (774)
CRUDE OIL
October 1 -- December 31, 1999.........     110,400       --       --    $16.54        $  (868)
November 1 -- December 31, 1999........      94,583       --       --    $19.89        $  (418)
January 1 -- December 31, 2000.........   1,481,991       --       --    $18.72         (3,364)



     Subsequent to September 30, 1999 the counterparty exercised its option to extend the Company's collar on natural gas covering the period July 1, 1999 through October 31, 1999 at a floor price of $2.00 per Mmbtu and a ceiling of $2.70 per Mmbtu for the period November 1999 through March 2000. All hedging contracts mentioned above were entered into with Enron. Including these contracts, hedging arrangements for 1999 cover approximately 70% of the Company's expected 1999 equivalent production. We purchased two gas call options for November 1999 and December 1999 for a cumulative notional quantity of 1,098 MMBtu at an exclusive price of $4.25 per MMBtu and $4.50 per MMBtu, respectively.

                               MARINER ENERGY LLC

     The fair value of our hedging instruments were determined based on a brokers' forward price quote and a NYMEX forward price quote. As of September 30, 1999 a commodity price increase of 10% would have resulted in an unfavorable change in fair value of $8.5 million and a commodity price decrease of 10% would have resulted in a favorable change in fair value of $8.5 million.



     DEEPWATER RIG -- The Company executed a letter of intent in February 1998 regarding the provision of a deepwater rig to the Company and another company on an equally shared basis for five years beginning in late 1999 or early 2000. The letter of intent also provided for a day rate of $158,500. It is the third party's position that the Company is committed to the terms of the letter of intent. The Company is currently in discussions with the owner of the rig to determine if a mutually acceptable drilling contract can be negotiated.


     FLOW LINE SALE -- The Company has entered into negotiations with an affiliate to sell the Pluto flow line and related facilities and enter into a firm transportation agreement for the same flow line.

6. NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is currently evaluating what effect, if any, SFAS No. 133 will have on the Company's financial statements. The Company will adopt this statement no later than January 1, 2001.

                                    ANNEX A
                     [Ryder Scott Company, L.P. Letterhead]


                                November 1, 1999


Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas 77079
Gentlemen:


     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Mariner Energy, Inc. (Mariner) as of September 30, 1999. The subject properties are located in the states of Louisiana, Mississippi, and Texas and in the federal waters offshore Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.



     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. September 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from September 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                              MARINER ENERGY, INC.

                            As of September 30, 1999



                                        DEVELOPED        PROVED
                                        PRODUCING     NON-PRODUCING   UNDEVELOPED    TOTAL PROVED
                                       ------------   -------------   ------------   ------------
NET REMAINING RESERVES
  Oil/Condensate -- Barrels..........     2,466,466      1,399,052       5,163,528      9,029,046
  Plant Products -- Barrels..........         2,874            772           3,435          7,081
  Gas -- MMCF........................        53,159         32,541          35,839        121,539
INCOME DATA
  Future Gross Revenue...............  $222,580,612   $138,128,362    $231,138,826   $591,847,800
  Deductions.........................    60,111,356     36,265,731     112,660,251    209,037,338
                                       ------------   ------------    ------------   ------------
  Future Net Revenue (FNR)...........  $162,469,256   $101,862,631    $118,478,575   $382,810,462
Discounted FNR @ 10%.................  $120,244,324   $ 85,588,505    $ 64,731,376   $270,564,205


     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Mariner Energy, Inc.
November 1, 1999
Page  2


     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 64.1 percent of the total future gross revenue from proved reserves. Liquid hydrocarbon reserves account for approximately 35.8 percent and plant product reserves account for the remaining
0.1 percent of total future gross revenue from proved reserves.


     The discounted future net revenues shown above was calculated using a discount rate of 10 percent per annum compounded monthly. The discounted future net revenue results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     Reserves included in this report are proved reserves which conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included in the section "Reserve Definitions and Pricing Assumptions" attached as Appendix A.

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Mariner.

Mariner Energy, Inc.

November 1, 1999

Page  3

     In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES


     Mariner furnished us with prices in effect at September 30, 1999 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to September 30, 1999 were not taken into account in this report. Future prices used in this report are discussed in more detail under the Section "Reserve Definitions and Pricing Assumptions" attached as Appendix A.


COSTS

     Operating costs for the leases and wells in this report are based on the operating expense reports of Mariner and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by Mariner and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Mariner were accepted without independent verification.

     Current costs were held constant throughout the life of the properties.

GENERAL

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Mariner owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused

Mariner Energy, Inc.

November 1, 1999

Page  4


by past operating practices. Mariner has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Mariner were accepted without independent verification. The estimates presented in this report are based on data available through August 1999.


     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Mariner Energy, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY, L.P.


                                            /s/ TIMOTHY J. TORRES P.E.

                                            ------------------------------------

                                            Timothy J. Torres, P.E.


                                            Petroleum Engineer

                                   APPENDIX A

                  RESERVES DEFINITIONS AND PRICING ASSUMPTIONS


                            DEFINITIONS OF RESERVES


PROVED RESERVES (SEC DEFINITION)

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

     Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

     Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

     Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                           RESERVE STATUS CATEGORIES

     Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED (SEC DEFINITION)

     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Developed reserves may be subcategorized as producing or non-producing using the SPE/SPEE Definitions:

  Producing

     Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

  Non-Producing

     Non-producing reserves include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing, or were shut-in for market conditions or pipeline connection, or were not capable of production for mechanical reasons, and the time when sales will start is uncertain. Behind pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

PROVED UNDEVELOPED (SEC DEFINITION)

     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                 SECURITIES AND EXCHANGE COMMISSION PARAMETERS

OIL AND CONDENSATE


     Mariner furnished us with oil and condensate prices in effect September 30, 1999 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to September 30, 1999 were not considered in this report.


PLANT PRODUCTS


     Mariner furnished us with plant product prices in effect at September 30, 1999 and these prices were held constant to depletion of the properties.


GAS


     Mariner furnished us with gas prices in effect at September 30, 1999 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than September 30, 1999 gas prices. For gas sold under contact, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                                  MARINERLOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. EXPENSES OF THE OFFERING

     The estimated expenses in connection with the Offering are:


Securities and Exchange Commission Registration Fee.........   $   55,600
NASD Filing Fee.............................................       20,500
NASDAQ Listing Fee..........................................       95,000
Legal Fees and Expenses.....................................      350,000
Accounting Fees and Expenses................................      150,000
Engineering Fees and Expenses...............................      120,000
Printing Expenses...........................................      115,000
Transfer Agent and Registrar Fees...........................        5,000
Miscellaneous...............................................       88,900
                                                               ----------
          Total.............................................   $1,000,000
                                                               ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The limited liability agreement (the "Company Agreement") of Mariner Energy LLC (the "Company") contains provisions that eliminate the personal liability of a director to the Company and its shareholders for monetary damages for breach of his fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law ("Delaware Corporation Law") and to the extent that Delaware law may impose a duty on certain persons to bring or share a business opportunity with the Company. These provisions are discussed in greater detail under the heading "Description of Our Company Agreement and Common Shares" in the prospectus included in this registration statement. If a director were to breach this duty in performing his duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the Company Agreement may therefore reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the directors' action, the remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In that situation, it is possible that the shareholders and the Company would have no effective remedy against the directors. Under the Company Agreement, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's securities that would violate Section 174 of the Delaware Corporation Law if the Company were a corporation organized under Delaware law and (iv) any transaction from which the director derived an improper personal benefit.

     Under the Company Agreement, the Company will indemnify each person who is or was a director or officer of the Company or a subsidiary of the Company, or who serves or served any other enterprise or organization at the request of the Company or a subsidiary of the Company, to the full extent permitted by Delaware law.

     Under Delaware law, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of the Company, or serves or served any other enterprise or organization at the request of the Company, the Company will indemnify that person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the action.

     Under Delaware law, to the extent an indemnified person is not successful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, the Company may indemnify that person against both (i) expenses, including attorneys' fees, and (ii) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful, except that if the person is adjudged to be liable in the suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fully and reasonably entitled to indemnity for those expenses.

     The Company maintains insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers.

     The above discussion of Delaware law and of the Company Agreement is not intended to be exhaustive and is qualified in its entirety by Delaware law and the Company Agreement.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the underwriters against certain liabilities for information furnished by the underwriters.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company was formed in September 1998. Shortly following the Company's formation, it offered to exchange twelve of its common shares for each outstanding share of the common stock of Mariner Holdings, Inc. Pursuant to this exchange, the Company issued an aggregate of 13,928,304 common shares on October 13, 1998 and Mariner Holdings, Inc. became a wholly owned subsidiary of the Company. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, as no public offerings were involved.


     Under the amended and restated credit agreement between the Company and Enron North America Corp. ("Enron") dated April 15, 1999, Enron was granted the right to convert all or any part of the principal and interest outstanding under that agreement into the Company's common shares at a rate of $14.5833 per share. The issuance of that conversion right was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933, as no public offering was involved.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS.


     Exhibits designated by the symbol * have been previously filed with this Registration Statement. Exhibits designated by the symbol + will be filed with a future amendment. Exhibits designated by a ** are filed with this amendment. All exhibits not so designated are incorporated by reference to a prior filing as indicated.




    1.1+                 -- Form of Underwriting Agreement.
    3.1*                 -- Certificate of Formation of the Company.
    3.2*                 -- The Company Agreement.
    4.1+                 -- Form of Common Share Certificate.
    4.2(a)               -- Indenture, dated as of August 1, 1996, between Mariner
                            Energy, Inc. and United States Trust Company of New York,
                            as Trustee.


    4.3(d)               -- First Amendment to Indenture, dated as of January 31,
                            1997, between Mariner Energy, Inc. and United States
                            Trust Company of New York, as Trustee.
    4.4(a)               -- Form of Mariner Energy, Inc.'s 10 1/2% Senior
                            Subordinated Note Due 2006, Series B.
    4.5(g)               -- Amended and Restated Credit Agreement, dated June 28,
                            1999, among Mariner Energy, Inc., NationsBank of Texas,
                            N.A., as Agent, Toronto Dominion (Texas), Inc., as
                            Co-agent, and the financial institutions listed on
                            schedule 1 thereto.
    4.6(i)               -- Second Amended and Restated Credit Agreement, dated as of
                            April 15, 1999, between Mariner Energy LLC and Enron
                            North America Corp. (formerly Enron Capital & Trade
                            Resources Corp.).
    4.7(i)               -- Revolving Credit Agreement dated as of April 15, 1999,
                            between Mariner Energy, Inc. and Enron North America
                            Corp. (formerly Enron Capital & Trade Resources Corp.).
    5.1+                 -- Form of opinion of Fulbright & Jaworski L.L.P.
    8.1+                 -- Form of opinion of Fulbright & Jaworski L.L.P. regarding the tax treatment of Mariner Energy LLC's common shares.
   10.1(h)               -- Amended and Restated Shareholders' Agreement, dated
                            October 12, 1998, among Enron North America Corp.
                            (formerly Enron Capital & Trade Resources Corp.), Mariner
                            Energy LLC, Mariner Holdings, Inc., Joint Energy
                            Development Investments Limited Partnership and the other
                            shareholders of Mariner Energy LLC.
   10.2(a)               -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Robert E.
                            Henderson.
   10.3(a)               -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Richard R. Clark.
   10.4(a)               -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Michael W.
                            Strickler.
   10.5(a)               -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Gregory K.
                            Harless.
   10.6*                 -- Third Amendment to Amended and Restated Employment
                            Agreement, dated as of December 27, 1998, between Mariner
                            Energy, Inc. and Gregory K. Harless.
   10.7(b)               -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and W. Hunt Hodge.
   10.8(h)               -- Third Amendment to Amended and Restated Employment
                            Agreement, dated as of December 27, 1998, between Mariner
                            Energy, Inc. and William Hunt Hodge.
   10.9(d)               -- Employment Agreement, dated as of December 2, 1996,
                            between Mariner Energy, Inc. and Frank A. Pici.
   10.10*                -- Second Amendment to Employment Agreement, dated as of
                            December 1, 1998, between Mariner Energy, Inc. and Frank
                            A. Pici.
   10.11(h)              -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Tom E. Young.
   10.12(h)              -- Employment Agreement, dated as of August 1, 1998, between
                            Mariner Energy, Inc. and Christopher E. Lindsey.
   10.13(h)              -- Employment Agreement, dated as of June 1, 1998, between
                            Mariner Energy, Inc. and L. V. McGuire.
   10.14(a)              -- Amended and Restated Consulting Services Agreement, dated
                            June 27, 1996, between Mariner Energy, Inc. and David S.
                            Huber.


   10.15(a)              -- Mariner Energy LLC 1996 Share Option Plan.
   10.16(a)              -- Form of Incentive Share Option Agreement (pursuant to the
                            Mariner Energy LLC 1996 Share Option Plan).
   10.17(h)              -- List of executive officers who are parties to an
                            Incentive Share Option Agreement.
   10.18(a)              -- Form of Nonstatutory Share Option Agreement (pursuant to the Mariner Energy LLC 1996 Share Option Plan).
   10.19(h)              -- List of executive officers who are parties to a
                            Nonstatutory Stock Option Agreement.
   10.20(a)              -- Nonstatutory Stock Option Agreement, dated June 27, 1996, between Mariner Holdings, Inc. and David S. Huber.
   10.21**               -- Third Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Richard R. Clark.
   10.22**               -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Gregory K. Harless.
   10.23**               -- Third Amendment to Amended to Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Robert E. Henderson.
   10.24**               -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and William Hunt Hodge.
   10.25**               -- First Amendment to Amended and Restated Consulting
                            Services Agreement, effective as of October 1, 1999,
                            between Mariner Energy, Inc. and David S. Huber.
   10.26**               -- First Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and
                            Christopher E. Lindsey.
   10.27**               -- First Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and L.V.
                            McGuire.
   10.28**               -- Third Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and Frank
                            A. Pici.
   10.29**               -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Michael W. Strickler.
   10.30**               -- First Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Thomas E. Young.
   10.31+                -- Mariner Energy LLC 1999 Share Option Plan.
   10.32+                -- Form of Option Agreement (pursuant to the Mariner Energy
                            LLC 1999 Share Option Plan).
   10.33+                -- Form of Change of Control Agreement.
   10.34+                -- Incentive Compensation Plan.
   10.35+                -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Richard R. Clark.
   10.36+                -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Gregory K. Harless.
   10.37+                -- Fourth Amendment to Amended to Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Robert E. Henderson.
   10.38+                -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and William Hunt Hodge.


   10.39+                -- Second Amendment to Amended and Restated Consulting
                            Services Agreement, effective as of                ,
                            between Mariner Energy, Inc. and David S. Huber.
   10.40+                -- Second Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and
                            Christopher E. Lindsey.
   10.41+                -- Second Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and L.V.
                            McGuire.
   10.42+                -- Fourth Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and Frank
                            A. Pici.
   10.43+                -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Michael W. Strickler.
   10.44+                -- Second Amendment to Amended and Restated Agreement,
                            effective as of                , between Mariner Energy,
                            Inc. and Thomas E. Young.
   21.1*                 -- Subsidiaries of Registrant.
   23.1**                -- Consent of Deloitte & Touche LLP.
   23.2**                -- Consent of Ryder Scott Company, L.P.
   23.3+                 -- Consent of Fulbright & Jaworski L.L.P. (Included in
                            Exhibit 5.1).
   24.1*                 -- Powers of Attorney (included as part of the signature
                            page).
   27.1**                -- Financial Data Schedule.


-------------------------

(a) Incorporated by reference to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed September 25, 1996.

(b) Incorporated by reference to Amendment No. 1 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 6, 1996.

(c) Incorporated by reference to Amendment No. 2 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 19, 1996.

(d) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 filed March 31, 1997.

(e) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 filed March 30, 1998.

(f) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed August 14, 1998.

(g) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 16, 1999.

(h) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 filed April 15, 1999.

(i) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1999 filed May 17, 1999.

     (b) Financial Statement Schedule.

     Schedule I Condensed Financial Information of Registrant (Parent
only)                                                                (FS-1-FS-3)

     All schedules other than the one listed above, for which provision is made in applicable accounting regulations of the Securities and Exchange Commission have been omitted as the schedules are either not required under the related instructions, are not applicable or the information required thereby is set forth in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 4, 1999.


                                          MARINER ENERGY LLC


                                          By:    /s/ ROBERT E. HENDERSON

                                            ------------------------------------
                                              Robert E. Henderson,
                                              Chairman of the Board, President
                                              and Chief Executive Officer


     This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----
              /s/ ROBERT E. HENDERSON                Chairman of the Board,          November 4, 1999
---------------------------------------------------    President and Chief
                Robert E. Henderson                    Executive Officer (Principal
                                                       Executive Officer)

                 /s/ FRANK A. PICI                   Vice President of Finance and   November 4, 1999
---------------------------------------------------    Chief Financial Officer
                   Frank A. Pici                       (Principal Financial Officer
                                                       and Principal Accounting
                                                       Officer)

                         *                           Senior Vice President of        November 4, 1999
---------------------------------------------------    Operations and Director
                   L. V. McGuire

                         *                           Executive Vice President and    November 4, 1999
---------------------------------------------------    Director
                 Richard R. Clark

                         *                           Senior Vice President of        November 4, 1999
---------------------------------------------------    Exploration and Director
               Michael W. Strickler

                         *                           Director                        November 4, 1999
---------------------------------------------------
                  Richard B. Buy

                         *                           Director                        November 4, 1999
---------------------------------------------------
                   D. Brad Dunn

                         *                           Director                        November 4, 1999
---------------------------------------------------
                 Mark E. Haedicke

                         *                           Director                        November 4, 1999
---------------------------------------------------
                  Stephen R. Horn

                         *                           Director                        November 4, 1999
---------------------------------------------------
                  Jeffrey McMahon

                         *                           Director                        November 4, 1999
---------------------------------------------------
               Jere C. Overdyke, Jr.

                         *                           Director                        November 4, 1999
---------------------------------------------------
                   Frank Stabler

           *By: /s/ ROBERT E. HENDERSON
   ---------------------------------------------
                Robert E. Henderson
                As Attorney-In-Fact

                                   SCHEDULE I
                               MARINER ENERGY LLC
                             (PARENT COMPANY ONLY)
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1998
                                                              ------------   ------------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $     --      $     800
  Prepaid expenses and other................................          --            457
                                                                --------      ---------
          Total Current Assets..............................          --          1,257
INVESTMENT IN SUBSIDIARIES, AT EQUITY.......................      57,174         51,727
                                                                --------      ---------
          TOTAL ASSETS......................................      57,174         52,984
                                                                ========      =========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES -- Accrued Interest.....................          --            450
LONG-TERM DEBT -- Enron credit facility.....................          --         25,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value (authorized 1,000,000
     shares; none issued)...................................          --             --
  Common stock, $0.01 par value (authorized 50,000,000
     shares; issued and outstanding 1997 -- 11,871,156;
     1998 -- 13,928,304 shares).............................         119            139
  Additional paid-in-capital................................      95,957        124,718
  Accumulated deficit.......................................     (38,902)       (97,323)
                                                                --------      ---------
          Total stockholders' equity........................      57,174         27,534
                                                                --------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $ 57,174      $  52,984
                                                                ========      =========

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                               MARINER ENERGY LLC
                             (PARENT COMPANY ONLY)
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                      NINE MONTHS ENDED    YEAR ENDED     YEAR ENDED
                                                        DECEMBER 31,      DECEMBER 31,   DECEMBER 31,
                                                            1996              1997           1998
                                                      -----------------   ------------   ------------
Interest expense....................................      $     --          $     --       $    993
Loss before income taxes and equity in earnings of
  wholly owned subsidiaries.........................            --                --           (993)
                                                          --------          --------       --------
Provision for income taxes..........................            --                --             --
                                                          --------          --------       --------
Loss of wholly owned subsidiaries...................      $(18,692)         $(20,210)      $(57,428)
                                                          --------          --------       --------
Net loss............................................       (18,692)          (20,210)       (58,421)
                                                          ========          ========       ========
Basic and diluted net loss per share................      $  (1.58)         $  (1.71)      $  (4.47)
                                                          ========          ========       ========

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                               MARINER ENERGY LLC
                             (PARENT COMPANY ONLY)
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)



                                                     NINE MONTHS ENDED    YEAR ENDED     YEAR ENDED
                                                       DECEMBER 31,      DECEMBER 31,   DECEMBER 31,
                                                           1996              1997           1998
                                                     -----------------   ------------   ------------
OPERATING ACTIVITIES
  Net loss.........................................      $(18,692)         $(20,210)      $(58,421)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Equity in loss of wholly owned subsidiaries...        18,692            20,210         57,428
  Changes in operating assets and liabilities:
     Prepaid expenses and other....................            --                --           (457)
     Accrued interest..............................            --                --            450
                                                         --------          --------       --------
  Net cash used in operating activities............            --                --         (1,000)
INVESTING ACTIVITIES
  Investment in wholly owned subsidiaries..........       (92,760)             (331)       (51,981)
                                                         --------          --------       --------
  Net cash used in operating activities............       (92,760)             (331)       (51,981)
FINANCING ACTIVITIES
  Proceeds from long-term debt.....................                                         92,000
  Principal payments on long-term debt.............                                        (92,000)
  Proceeds from Enron credit facility..............            --                --         25,000
  Proceeds from sale of common stock...............        92,760               331         28,781
                                                         --------          --------       --------
  Net cash provided by financing activities........        92,760               331         53,781
                                                         --------          --------       --------
INCREASE IN CASH AND CASH EQUIVALENTS..............            --                --            800
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...            --                --             --
                                                         --------          --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........      $     --          $     --       $    800
                                                         ========          ========       ========

  Noncash items -- contribution of mineral
     interests.....................................      $  2,985          $     --       $     --
                                                         ========          ========       ========

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          1.1+           -- Form of Underwriting Agreement.
          3.1*           -- Certificate of Formation of the Company.
          3.2*           -- The Company Agreement.
          4.1+           -- Form of Common Share Certificate.
          4.2(a)         -- Indenture, dated as of August 1, 1996, between Mariner
                            Energy, Inc. and United States Trust Company of New York,
                            as Trustee.
          4.3(d)         -- First Amendment to Indenture, dated as of January 31,
                            1997, between Mariner Energy, Inc. and United States
                            Trust Company of New York, as Trustee.
          4.4(a)         -- Form of Mariner Energy, Inc.'s 10 1/2% Senior
                            Subordinated Note Due 2006, Series B.
          4.5(g)         -- Amended and Restated Credit Agreement, dated June 28,
                            1999, among Mariner Energy, Inc., NationsBank of Texas,
                            N.A., as Agent, Toronto Dominion (Texas), Inc., as
                            Co-agent, and the financial institutions listed on
                            schedule 1 thereto.
          4.6(i)         -- Second Amended and Restated Credit Agreement, dated as of
                            April 15, 1999, between Mariner Energy LLC and Enron
                            North America Corp. (formerly Enron Capital & Trade
                            Resources Corp.).
          4.7(i)         -- Revolving Credit Agreement dated as of April 15, 1999,
                            between Mariner Energy, Inc. and Enron North America
                            Corp. (formerly Enron Capital & Trade Resources Corp.).
          5.1+           -- Form of opinion of Fulbright & Jaworski L.L.P.
          8.1+           -- Form of opinion of Fulbright & Jaworski L.L.P. regarding the tax treatment of Mariner Energy LLC's common shares.
         10.1(h)         -- Amended and Restated Shareholders' Agreement, dated
                            October 12, 1998, among Enron North America Corp.
                            (formerly Enron Capital & Trade Resources Corp.), Mariner
                            Energy LLC, Mariner Holdings, Inc., Joint Energy
                            Development Investments Limited Partnership and the other
                            shareholders of Mariner Energy LLC.
         10.2(a)         -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Robert E.
                            Henderson.
         10.3(a)         -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Richard R. Clark.
         10.4(a)         -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Michael W.
                            Strickler.
         10.5(a)         -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Gregory K.
                            Harless.
         10.6*           -- Third Amendment to Amended and Restated Employment
                            Agreement, dated as of December 27, 1998, between Mariner
                            Energy, Inc. and Gregory K. Harless.
         10.7(b)         -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and W. Hunt Hodge.
         10.8(h)         -- Third Amendment to Amended and Restated Employment
                            Agreement, dated as of December 27, 1998, between Mariner
                            Energy, Inc. and William Hunt Hodge.
         10.9(d)         -- Employment Agreement, dated as of December 2, 1996,
                            between Mariner Energy, Inc. and Frank A. Pici.
         10.10*          -- Second Amendment to Employment Agreement, dated as of
                            December 1, 1998, between Mariner Energy, Inc. and Frank
                            A. Pici.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         10.11(h)        -- Amended and Restated Employment Agreement, dated June 27,
                            1996, between Mariner Energy, Inc. and Tom E. Young.
         10.12(h)        -- Employment Agreement, dated as of August 1, 1998, between
                            Mariner Energy, Inc. and Christopher E. Lindsey.
         10.13(h)        -- Employment Agreement, dated as of June 1, 1998, between
                            Mariner Energy, Inc. and L. V. McGuire.
         10.14(a)        -- Amended and Restated Consulting Services Agreement, dated
                            June 27, 1996, between Mariner Energy, Inc. and David S.
                            Huber.
         10.15(a)        -- Mariner Energy LLC 1996 Share Option Plan.
         10.16(a)        -- Form of Incentive Share Option Agreement (pursuant to the
                            Mariner Energy LLC 1996 Share Option Plan).
         10.17(h)        -- List of executive officers who are parties to an
                            Incentive Share Option Agreement.
         10.18(a)        -- Form of Nonstatutory Share Option Agreement (pursuant to the Mariner Energy LLC 1996 Share Option Plan).
         10.19(h)        -- List of executive officers who are parties to a
                            Nonstatutory Stock Option Agreement.
         10.20(a)        -- Nonstatutory Stock Option Agreement, dated June 27, 1996, between Mariner Holdings, Inc. and David S. Huber.
         10.21**         -- Third Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Richard R. Clark.
         10.22**         -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Gregory K. Harless.
         10.23**         -- Third Amendment to Amended to Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Robert E. Henderson.
         10.24**         -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and William Hunt Hodge.
         10.25**         -- First Amendment to Amended and Restated Consulting
                            Services Agreement, effective as of October 1, 1999,
                            between Mariner Energy, Inc. and David S. Huber.
         10.26**         -- First Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and
                            Christopher E. Lindsey.
         10.27**         -- First Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and L.V.
                            McGuire.
         10.28**         -- Third Amendment to Employment Agreement, effective as of
                            October 1, 1999, between Mariner Energy, Inc. and Frank
                            A. Pici.
         10.29**         -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Michael W. Strickler.
         10.30**         -- First Amendment to Amended and Restated Employment
                            Agreement, effective as of October 1, 1999, between
                            Mariner Energy, Inc. and Thomas E. Young.
         10.31+          -- Mariner Energy LLC 1999 Share Option Plan.
         10.32+          -- Form of Option Agreement (pursuant to the Mariner Energy
                            LLC 1999 Share Option Plan).
         10.33+          -- Form of Change of Control Agreement.
         10.34+          -- Incentive Compensation Plan.
         10.35+          -- Fourth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Richard R. Clark.
         10.36+          -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Gregory K. Harless.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         10.37+          -- Fourth Amendment to Amended to Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Robert E. Henderson.
         10.38+          -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and William Hunt Hodge.
         10.39+          -- Second Amendment to Amended and Restated Consulting
                            Services Agreement, effective as of                ,
                            between Mariner Energy, Inc. and David S. Huber.
         10.40+          -- Second Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and
                            Christopher E. Lindsey.
         10.41+          -- Second Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and L.V.
                            McGuire.
         10.42+          -- Fourth Amendment to Employment Agreement, effective as of
                                           , between Mariner Energy, Inc. and Frank
                            A. Pici.
         10.43+          -- Fifth Amendment to Amended and Restated Employment
                            Agreement, effective as of                , between
                            Mariner Energy, Inc. and Michael W. Strickler.
         10.44+          -- Second Amendment to Amended and Restated Agreement,
                            effective as of                , between Mariner Energy,
                            Inc. and Thomas E. Young.
         21.1*           -- Subsidiaries of Registrant.
         23.1**          -- Consent of Deloitte & Touche LLP.
         23.2**          -- Consent of Ryder Scott Company, L.P.
         23.3+           -- Consent of Fulbright & Jaworski L.L.P. (Included in
                            Exhibit 5.1).
         24.1*           -- Powers of Attorney (included as part of the signature
                            page).
         27.1**          -- Financial Data Schedule.


-------------------------

(a) Incorporated by reference to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed September 25, 1996.

(b) Incorporated by reference to Amendment No. 1 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 6, 1996.

(c) Incorporated by reference to Amendment No. 2 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 19, 1996.

(d) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 filed March 31, 1997.


(e) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 filed March 30, 1998.



(f) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed August 14, 1998.



(g) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 16, 1999.



(h) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 filed April 15, 1999.



(i) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1999 filed May 17, 1999.